As submitted confidentially with the Securities and Exchange Commission on March 30, 2018
This draft registration statement has not been publicly filed with the Securities and Exchange
Commission and all information herein remains strictly confidential
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Valtech SE
(Exact name of Registrant as specified in Its charter)
Not Applicable
(Translation of Registrant’s name into English)
England (State or other jurisdiction of incorporation or organization)	7371 (Primary Standard Industrial Classification Code Number)	NOT APPLICABLE (I.R.S. Employer Identification Number)
46 Colebrooke Row
London, N1 8AF, England, United Kingdom
+44 (0) 20 7014 0800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Richard D. Truesdell, Jr. Byron B. Rooney Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	David J. Goldschmidt Ryan J. Dzierniejko Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐ __________
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☑
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary shares, par value €0.125347364 per share	$	$
(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes ordinary shares subject to the underwriters’ option to purchase additional ordinary shares.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated March 30, 2018
Prospectus
            shares
Ordinary shares
This is the initial public offering, or IPO, of Valtech SE, a European public limited liability company (Societas Europaea, or SE) with our registered office in England. We are offering a total of            ordinary shares of Valtech SE.
The underwriters may also purchase up to          ordinary shares within 30 days to cover over-allotments, if any.
Prior to this offering, there has been no public market for our ordinary shares. We expect the initial public offering price will be between $          and $          per ordinary share. We intend to apply to list our ordinary shares on the           under the symbol “         .” Following the completion of this offering and as long as SiegCo SA owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under           rules. We have no current intention to rely on the controlled company exemption.
Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves risks. See “Risk factors” beginning on page 11 of this prospectus.
	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Valtech SE	$	$
(1) See “Underwriting” for additional information regarding underwriting compensation.
Our ordinary shares will be ready for delivery on or about            , 2018.
J.P. Morgan
           , 2018.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Valtech” or the “Company,” “we,” “our,” “us” or similar terms refer to Valtech SE, together with its subsidiaries.

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.
i

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus and any such free writing prospectus outside of the United States.
Trademarks
We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.
Presentation of financial and other information
All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “Euros” or “€” are to the Euro. See “Exchange rates” for information regarding exchange rates for Euros since the year ended December 31, 2013. The translation rates applied to U.S. dollar amounts as of and for the years ended December 31, 2017, 2016 and 2015 that have been translated into Euros were, respectively, one Euro per $1.2022, $1.0552 and $1.0859, the respective exchange rates last reported by the U.S. Federal Reserve as of December 31, 2017, 2016 and 2015.
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Financial statements
We maintain our books and records in Euros and prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.
The financial information contained in this prospectus includes our consolidated financial statements at and for the years ended December 31, 2015 and 2016, which have been audited by Deloitte & Associés, as stated in their report included elsewhere in this prospectus.
Our fiscal year ends December 31. References in this prospectus to a fiscal year, such as “fiscal year 2017,” relate to our fiscal year ended on December 31 of that calendar year.
Presentation of industry and market data
In this prospectus, we rely on, and refer to, information regarding our business and the markets in which we operate and compete. The market data and certain economic and industry data and forecasts used in this prospectus were obtained from internal surveys, our market research, governmental and independent industry publications, surveys and forecasts prepared by industry consultants and other publicly available information.
ii

Certain market share information and other statements presented herein regarding our position relative to our competitors are not based on published statistical data or information obtained from independent third parties, but reflect our best estimates. We have based these estimates upon information obtained from our clients, trade and business organizations and associations and other contacts in the industries in which we operate.
iii

Prospectus summary
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk factors,” “Business” and “Management’s discussion and analysis of financial condition and results of operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our ordinary shares.
Our Company
Valtech is a next-generation digital transformation services provider focused on helping medium and large organizations as they embrace the digital age. We provide a streamlined portfolio of integrated offerings, encompassing strategy, design, technology integration and data analytics through which we build and operate our clients’ critical customer engagement and e-commerce platforms while maintaining their brand consistency. We define “digital transformation” as a new approach for envisioning, creating, selling, delivering, servicing and consuming products and services with increased agility, time-to-market, reliability and scalability. This new approach impacts many aspects of our clients’ operating models, from the way investment decisions are made, measured and managed to the sales experience and engagement offered to our clients’ customers.
Our end-to-end offerings span all areas of digital transformation. We help our clients design and map the right interactions and touchpoints across the customer journey, focusing on enhancing the end-user experience. We use existing data to provide our clients with a comprehensive view of their customers’ behaviors, allowing our clients to better target and personalize consumer experiences with their brand. Using this targeted approach, we design, build and integrate customer responsive platforms that access multiple digital channels in a consistent manner, while increasing the interactions and touchpoints and continuously enhancing our clients’ knowledge of their customers. In addition to our ability to design and build these platforms, we provide a wide array of ongoing digital services (such as channel and campaign management, content creation, data and analytics, personalization and automation of services, as well as conversion rate optimization) to help our clients operate and maximize the value of these platforms.
We offer deep domain expertise across select industry verticals, including retail, automotive, government, financial services, travel and hospitality, media and healthcare. We understand the trajectories and trends of the verticals we service and deliver critical solutions to help keep our clients current and competitive within their respective industries. By focusing on developing key solutions across select verticals, we have developed proprietary tools and methodologies, intellectual property and capabilities that we believe can enhance the performance of our clients’ platforms while continuously advancing our own technological capabilities. We believe our innovative thinking, ability to develop comprehensive and integrated solutions and deep domain expertise in offering ongoing digital transformation services provides us with superior operational skills that differentiate us in the marketplace.
Global companies require trusted partners with the reach and presence to engage with them at their local offices, while simultaneously implementing a global digital transformation coordinated across all regions in which they operate. Our multidisciplinary teams of engineers, programmers, business consultants, creative designers and marketers located, as of December 31, 2016, in 35 offices based in 15 countries across five continents consistently work together and collaborate to orchestrate omni-channel customer journeys that are tailored to the specific geographies of multi-national corporations. Our teams operate locally, in real-time and in the same languages as our clients. In doing so, we create higher-value partnerships and foster longer-lasting relationships with our clients.

Our clients primarily consist of medium and large corporations located across Europe, North America, South America, Asia and Australia, and include companies like             . We define medium and large organizations as organizations with $200 million to $500 million and greater than $500 million in annual revenue, respectively. We believe our success in building an attractive client base in the selected industries we serve demonstrates the value proposition of our offering and the quality of our services.
We believe we have become one of the leading independent digital transformation services providers in the world, with 1,836 employees as of December 31, 2016, and with broad geographic and industry diversification. Our total revenue has grown from €184.9 million ($200.8 million) in the year ended December 31, 2015 to €207.8 million ($219.3 million) in the year ended December 31, 2016, representing a growth rate of 12.4%.
Market overview
Technology innovation and a shift towards a consumer-centric economy, the “economy of experience”, have created unprecedented disruption for companies as they look to embrace digital transformation. We believe the most significant challenge companies face today—particularly large and established global businesses—is the constant state of change in this new economy of experience, as it requires organizations to innovate and grow since cost-cutting measures are no longer sufficient to compete and drive value. Furthermore, the pressure for companies to become more agile and cope with disruption is increasing due to the rapid emergence of new technologies and shifting consumer demands which are giving rise to new forms of competition. The next era of the digital revolution requires business leaders to transition from a product-centric to a consumer-centric focus in order to increase the economic value of their goods and services for their customers.
As this transition continues, companies need to transform their operating models in order to find new ways of interacting with customers. In its 2016 CMO Spend Survey, Gartner, Inc., or Gartner, reported that marketing budgets increased for three consecutive years between 2014 and 2016, comprising on average 10%, 11% and 12% of companies’ revenues for 2014, 2015 and 2016, respectively. In its 2017 CMO Spend Survey, Gartner reported that marketing budgets as a percentage of revenue had declined to 2015 levels, but that two-thirds of company chief marketing officers, or CMOs, were planning to increase investment in digital marketing in 2018. We believe the impact of digital transformation on the economic performance of companies, while already significant, is at its early stages. As a result, we believe that marketing budgets, and more specifically the digital components of these budgets, are likely to continue increasing. Furthermore, the level of digital maturity of our clients is evolving at a slower pace than the disruption they experience, as they are burdened by legacy systems and siloed organizational structures. This has created a large and growing market opportunity for a new type of service provider that can offer a comprehensive approach to digital transformation.
According to Gartner CMO Strategy Survey 2017, only half of CMOs regard themselves as effective at acquiring and managing technology. As the level of digital maturity of organizations increases, we believe executives will realize that they can no longer address IT, creative design and strategic thinking independently. Rather, they will have to look at these elements holistically in real-time and adapt to the increasing pace of innovation.
According to the 2017 Worldwide Digital Transformation Professional Services Forecast from International Data Corporation, or IDC, the global market for digital transformation is expected to grow at a 16.1% compound annual growth rate, or CAGR, from 2016 to 2021, with the market representing a $238 billion opportunity by 2021.

We believe that as companies continue to embrace these market trends and adopt these emerging technologies, service providers that can combine strategic thinking with deep industry expertise, world-class engineering and creative design capabilities, such as Valtech, will be able to take advantage of a significant growth opportunity.
The Valtech approach
Today’s customer experience requires a vast range of capabilities to engineer effectively, relying heavily on technical integration. We have designed the Valtech Agile Marketing methodology, which we define as the adoption of digital technologies and practices to maintain brand consistency while enabling continued evaluation and feedback to optimize operations in real time. Our approach allows our clients to seize the varied opportunities that digital technologies offer, providing rapid adaptability to changing economic conditions and granting our clients the ability to measure results, all while keeping their consumers at the center of every business strategy.
Based on our vision, we utilize a “Build” and “Run” approach to create effective multi-channel marketing, centralizing digital brand identity, product information and data on consumers on one unique platform.
•
Build: We have created a streamlined portfolio of integrated offerings through which we design and build our clients’ platforms and we believe our work has helped in reducing implementation time and costs for them while improving our margins and minimizing project delivery failures. Our approach to Build addresses four key steps in the customer journey: Service Design Thinking, Analytics and Agile Data, Customer Responsive Platforms and Experience-driven eCommerce.

•
Run: Once a client has a fully-functioning, experience-driven Customer Responsive Platform, we provide the client the option of running the platform on their own or engaging us to run it. The latter constitutes our Run services, whereby we assist companies in capturing market share and improving both their relationships with customers and their returns on investment, or ROI, through a wide array of ongoing digital services.

We have structured our services and solutions in a way that allows us to build long-standing and trusted relationships with our clients as they embark on their digital transformations. To supplement our offerings, we partner with select players in the digital marketing ecosystem, in particular with software providers and innovative start-ups, helping us attain insights into future technologies, research and development projects and key consumer trends. We believe that these strong relationships provide us a more precise view of future technologies and consumer trends. Our partners provide fast and privileged access to new customers, which we believe will contribute to our future growth. This tailored approach to partnerships is pervasive across all of our offerings.
Our competitive strengths
We believe the following strengths will form the basis of our continued growth:
•
Comprehensive and seamless integration of strategic consulting, creative design and innovative technology capabilities across the digital transformation process;

•
A vision rooted in innovation and technology, which allows us to consistently offer cutting-edge solutions for our clients;

•
Deep domain expertise across key verticals;

•
Deep and established relationships with clients; and

•
Global multidisciplinary teams with diverse skill sets.

Growth strategy
Medium and large organizations are increasingly challenged by disruption as we move deeper into the new digital age. By designing, building and running the platforms that deliver the most relevant and memorable customer experiences, we seek to be the partner of choice for companies embarking on their transformation journeys into the digital age. The key elements of our strategy for achieving our growth objectives are as follows:
•
Grow revenue with existing clients;

•
Target and acquire new clients by leveraging our global / local model;

•
Capitalize on the business opportunity in North America; and

•
Execute on a disciplined and impactful M&A strategy.

Risks associated with our business
Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled ‘‘Risk factors,’’ immediately following this prospectus summary. These risks include the following, among others:
•
Our revenue is highly dependent on clients located in Europe and North America. Any weakening of economic conditions in these markets may adversely affect our business, results of operations and financial condition.

•
We may not be able to achieve anticipated growth.

•
Rapid growth may strain our limited resources, and a failure to manage this growth could have a material adverse effect on the quality of our services and client support.

•
Our revenue depends to a large extent on a limited number of clients and industries.

•
If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and may not remain competitive.

•
If we are unable to attract and retain highly-skilled IT professionals, or adapt the size of our teams in response to changes in demand, we may not be able to maintain client relationships and grow effectively.

•
Increases in wages and other compensation expense for our IT professionals could prevent us from sustaining our competitive advantage.

•
Our profitability will suffer if we are not able to maintain our resource utilization levels and productivity levels.

•
Our competitive position and future prospects depend on our senior management’s expertise, and our business operations may be severely disrupted if we lose their services.

•
If the pricing structures that we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable.

Company history and corporate structure
Valtech was founded in 1993 in France as an IT consultancy specializing in delivering complex software through early adoption of object-oriented developments and pioneering Agile methodologies. In its 2004 report, Offshore Outsourcing and Agile Development, Forrester Research, Inc., or Forrester, featured Valtech as one of the first companies to successfully apply Agile development processes to offshore projects. The Company was listed on the Paris stock exchange in 1999 and thereafter continued building a global presence and expanding its capabilities through several acquisitions.
In March 2010, our Chief Executive Officer, Argentinian entrepreneur Sebastian Lombardo, partnered with our Co-Chief Operating Officers, American executive Tomas Nores and French digital entrepreneur Olivier Padiou. Together, with the financial support of an affiliate of Verlinvest SA (a Belgian family-owned investment holding company currently holding direct and indirect ownership of Valtech as discussed in “Principal shareholders”), they took control of the Company. Since then, alongside a talented management team, our focus has been on redefining our strategic objectives, divesting non-core assets and conducting targeted acquisitions geared towards complementing a comprehensive portfolio of offerings capable of addressing our clients’ critical customer engagement and e-commerce needs.
In December 2015, an initial tender offer to take the Company private was launched. A second offer was launched in February 2017, successfully resulting in SiegCo SA, a holding company that is majority held by Verlinvest SA, controlling, together with Verlinvest SA, 100% of Valtech’s outstanding shares as of the end of March 2017.
Further expansion in the North American market is a key part of our growth strategy and we therefore consider the United States to be a strategically advantageous jurisdiction in which to list our ordinary shares. We believe that our U.S. listing will aid us in building global recognition of our brand, providing us access to larger, top-tier customers.
In November 2014, we adopted the corporate form of a European public limited liability company (Societas Europaea, or SE), pursuant to the laws of the European Union, and became Valtech SE. Our principal executive offices are located at 46 Colebrooke Row, London, N1 8AF, England, United Kingdom. Our telephone number at this address is +44 (0) 20 7014 0800. Our registered office is located in England, where we are currently registered under the number SE000106. Our principal website is www.valtech.com. The information contained on our website is not a part of this prospectus.

Company organizational chart
A simplified organizational chart showing our directly and indirectly wholly-owned subsidiaries is set forth below. We also conduct direct operations in the United Kingdom and, through our Paris branch, in France.
Implications of being an emerging growth company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:
•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•
to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of certain of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of the above-described provisions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies. References to an “emerging growth company” in this prospectus shall have the meaning associated with that term in the JOBS Act.

The offering
This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our ordinary shares. You should carefully read this entire prospectus before investing in our ordinary shares, including “Risk factors” and our consolidated financial statements.
Issuer
Valtech SE
Offering
We are offering          ordinary shares.
Offering price
We expect that the initial public offering price per ordinary share will be between $      and $     .
Over-allotment option
We have granted the underwriters the right to purchase up to an additional          ordinary shares from us within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.
Listing
We intend to apply to list our ordinary shares on the           under the symbol “          ”.
Use of proceeds
We estimate that the net proceeds to us from the offering will be approximately $      , based upon an assumed initial offering price of  $      per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to use the net proceeds from this offering for general corporate purposes, such as for working capital and for potential strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies. See “Use of proceeds.”
Ordinary shares outstanding after this offering
Immediately after the offering, we will have       ordinary shares outstanding, (          ordinary shares if the over-allotment option is exercised in full).
Dividend policy
We do not intend to pay dividends on our ordinary shares. We plan to retain any earnings for use in the operation of our business and to fund future growth.
Lock-up agreements
We have agreed with the underwriters, subject to certain exceptions, not to offer, sell or dispose of any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares during the 180-day period following the date of this prospectus. Members of our board of directors and our executive officers, as well as substantially all of our existing shareholders, have agreed to substantially similar lock-up provisions, subject to certain exceptions.

Risk factors
See “Risk factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
The number of ordinary shares to be outstanding after this offering is based on 27,489,052 ordinary shares outstanding as of December 31, 2017 and excludes the following:
•
3,978,566 ordinary shares issuable upon the exercise of outstanding redeemable equity warrants, or warrants, as of December 31, 2017 having a weighted-average exercise price of €3.43 ($3.51) per share;

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516,748 ordinary shares that were issued after December 31, 2017 as part of the purchase consideration for acquisitions that we have completed;

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        ordinary shares that may be issued as part of the purchase consideration for the acquisitions that we have completed; and

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        shares reserved for future issuance under our 2018 Omnibus Equity Plan, which we expect to become effective upon the completion of this offering.

Except as otherwise indicated, all information contained in this prospectus assumes or gives effect to:
•
no exercise of the outstanding warrants described above after December 31, 2017; and

•
no exercise by the underwriters of their option to purchase up to an additional           ordinary shares to cover over-allotments, if any, in this offering.

Summary financial and other information
The summary income statement and balance sheet data of Valtech, presented in Euros, as of and for the years ended December 31, 2015, December 31, 2016 and December 31, 2017 is derived from our audited consolidated financial statements prepared in Euros and included elsewhere in this prospectus.
We maintain our books and records in Euros and prepare our consolidated financial statements in accordance with IFRS as issued by the IASB.
This financial information should be read in conjunction with “Presentation of financial and other information,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.
	Year ended December 31,
	2015	2016	2017
(in thousands)	Euros	Euros	Euros	U.S. dollars (convenience translation)
Consolidated statement of income:
Revenue	€184,119	€204,589	€	$
Other revenue	787	3,212
Total revenue	184,906	207,801
Cost of sales	(122,032)	(135,872)
Gross margin	62,874	71,929
Commercial costs	(11,462)	(13,900)
Administrative costs	(40,921)	(43,259)
Restructuring costs	(921)	(1,360)
Other income and operating expenses	428	(214)
Operating result	9,997	13,196
Cost of gross financial debt	(168)	(804)
Interest income on cash and cash equivalents	25	51
Other financial income and expenses, net	218	(143)
Net income before tax from continuing business	10,072	12,301
Income tax expense	(3,135)	(3,416)
Income (loss) from discontinued operations	(1,519)	(4,703)
Net income attributable to equity holders of the parent	€5,418	€4,182	€	$

	Year ended December 31,
	2015	2016	2017
(in thousands)	Euros	Euros	Euros	U.S. dollars (convenience translation)
Consolidated statement of financial position:
Goodwill	€15,778	€28,247	€	$
Intangible assets, net	2,215	11,111
Tangible assets, net	4,304	7,411
Non-current financial assets, net	2,887	2,754
Deferred tax assets	3,335	3,559
Assets available for sale	1,981	—
Accounts receivable and related accounts	55,532	57,950
Other current assets	9,350	10,838
Cash and cash equivalents	17,577	48,577
Total assets	€112,959	€170,447	€	$
Equity	€59,158	€63,529	€	$
Provisions for risks and expenses (current and non-current)	3,483	2,019
Pensions and severance pay on retirement	528	1,009
Borrowings from credit institutions (current and non-current)	115	43,283
Deferred tax liabilities	894	3,013
Accounts payable and related accounts	20,329	19,676
Financial liabilities–current portion	28,452	37,918
Liabilities (current and non-current)	53,801	106,918
Total equity and liabilities	€112,959	€170,447	€	$

Risk factors
You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our ordinary shares. Our business, results of operations and financial condition could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, results of operations and financial condition.
This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary statement regarding forward-looking statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors described below and elsewhere in this prospectus.
Certain factors relating to our business and our industry
Our revenue is highly dependent on clients located in Europe and North America. Any weakening of economic conditions in these markets may adversely affect our business, results of operations and financial condition.
In the year ended December 31, 2016, 77.6% of our revenue was derived from clients located in Europe and 17.8% of our revenue was derived from clients located in North America. Any weakening of economic conditions in European economies or in North America could depress the pricing for our services and cause our clients in these markets to reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our business, results of operations and financial condition. Additionally, if we are unable to successfully anticipate changing economic and other conditions affecting the markets in which we operate, in particular in Europe and in North America, we may be unable to effectively plan for or respond to those changes and our business, results of operations and financial condition could be negatively affected.
We may not be able to achieve anticipated growth, which could materially adversely affect our business, results of operations and financial condition.
We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. As we engage with new clients, introduce new services, enter into new markets and acquire new businesses, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and we may not be able to mitigate these risks and challenges to successfully expand our business. We may not be able to achieve our anticipated growth, which could materially adversely affect our business, results of operations and financial condition.
Rapid growth may strain our limited resources, and a failure to manage this growth could have a material adverse effect on the quality of our services and client support.
We have recently experienced rapid growth and significantly expanded our business. Our total revenue grew from €184.9 million ($200.8 million) in the year ended December 31, 2015 to €207.8 million ($219.3 million) in the year ended December 31, 2016. As of December 31, 2015, we had 1,590 employees, as compared to 1,836 employees as of December 31, 2016. We have also expanded geographically, broadening our operations from nine countries in 2014 to 15 countries in 2016. Our rapid growth has placed, and we expect it to continue to place, significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in offering our services in the following areas:

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recruiting and retaining sufficiently skilled IT professionals, as well as marketing and management personnel;

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training and supervision of our personnel to maintain our high quality standards;

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the need for additional financing to fund our rapid growth;

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developing financial and management controls; and

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preserving our culture, values and entrepreneurial environment.

If we are unable to manage our rapid growth effectively, it may strain our limited resources and have a material adverse effect on the quality of our services and client support.
Our revenue depends to a large extent on a limited number of clients, and our revenue could decline if we lose a major client.
We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenue from a small number of clients. In 2015, our largest client was             , accounting for 7.0% of our revenue in that year; in 2016 our largest client was             , accounting for 8.0% of our revenue in that year; and in 2017 our largest client was             , accounting for     % of our revenue in that year. In 2015, 2016 and 2017, our top 10 clients accounted for 31.9%, 28.5% and     % of our revenue, respectively.
Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we generally are not our clients’ exclusive digital transformation services provider and we do not have long-term commitments from any clients to purchase our services. A major client in one year may not provide the same level of revenue for us in any subsequent year. The digital transformation services we provide to our clients, and the revenue and net income from those services, may decline or vary as the type and quantity of digital transformation services we provide change over time. We may, for example, generate significant revenue from a client for services provided during the “build” phase of our engagement, when we design and implement our tailored offering for the client, which may decrease during the “run” phase, when we operate and improve the offering. Furthermore, our reliance on any individual client for a significant portion of our revenue may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service.
In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may decide to reduce spending on digital transformation services from us due to a challenging economic environment or other factors, both internal and external, relating to its business. These factors, among others, may include corporate restructuring, pricing pressure, changes to an outsourcing strategy, switching to another digital transformation services provider or bringing work in-house.
The loss of any of our major clients, or a significant decrease in the volume of work they outsource to us or the price at which we sell our services to them, could materially adversely affect our revenue and our results of operations.
Our revenue is highly dependent on a limited number of industries, and any decrease in demand for outsourced services in these industries could reduce our revenue and adversely affect our results of operations.
A substantial portion of our clients are concentrated in seven specific industry verticals: retail, automotive, government, financial services, travel and hospitality, media and healthcare. In the year ended December 31, 2017, we derived     %,     %,     %,     %,     %,     % and

    % of our revenue, respectively, from clients operating in these seven industries. Our business growth largely depends on continued demand for our services from clients in these seven industry verticals.
A downturn in any of our targeted industries, a slowdown or reversal of the trend to outsource digital transformation services in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing digital transformation services, could result in a decrease in the demand for our services and materially adversely affect our business, results of operations and financial condition. For example, a worsening of economic conditions in the financial services industry and significant consolidation in that industry may reduce the demand for our services and negatively affect our revenue and profitability.
Other developments in the industries in which we operate may also lead to a decline in the demand for our services in these industries, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Our clients in a particular industry may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could adversely affect our results of operations.
We face intense competition from next-generation IT services providers, digital agencies and design firms, large global consulting and outsourcing firms and traditional technology outsourcing IT services providers, and an increase in competition, our inability to compete successfully, pricing pressures or loss of market share could materially adversely affect our business, results of operations and financial condition.
The market for technology and IT services is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards and we expect competition to intensify. We face competition primarily from next-generation IT services providers, digital agencies and design firms, large global consulting and outsourcing firms and traditional technology outsourcing IT services providers. Many of our competitors have substantially greater financial, technical and marketing resources and greater name recognition than we do. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services. Competitors based in some emerging markets also present significant price competition due to their more favorable local cost structures and tax advantages.
In addition, as the technology services industry is not capital intensive or highly regulated compared to other industries, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new digital transformation services providers. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their service needs as opposed to relying on a third-party vendor, such as our company. The technology services industry is also undergoing consolidation, which may result in increased competition from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot assure you that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.

If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and we may not remain competitive, which could cause our business, results of operations and financial condition to suffer.
Our success depends on delivering innovative software solutions that leverage emerging technologies and emerging market trends to drive increased revenue. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest resources in designing and structuring new offerings and services for our clients, as well as in research and development to stay abreast of technology developments so that we may continue to deliver solutions that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenue and results of operations could suffer. Our results of operations would also suffer if our innovations are not responsive to the needs of our clients, are not appropriately timed with market opportunities or are not effectively brought to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to expend significant resources in order to remain competitive, which we may be unable to do.
Our business, results of operations and financial condition may be affected by the rate of growth in the use of digital marketing and technology in business and the type and level of spending in these areas by our clients and prospective clients.
Our business depends, in part, upon continued growth in the use of digital marketing and technology in business by our clients and prospective clients. In challenging economic environments, our clients or prospective clients may reduce or defer their spending on new marketing initiatives or technologies in order to focus on other priorities, or may choose to use their own internal resources rather than engage an outside firm to perform the types of services and solutions we provide. Downturns may be particularly pronounced in the area of marketing and communication because some companies react to a slowdown in economic activity by reducing their budgets in these areas to avoid missing performance targets. In addition, many companies have already invested substantial resources in their current digital platforms and marketing operations, and they may be reluctant or slow to adopt new approaches that could disrupt existing personnel, processes and infrastructures. If the growth of digital marketing and technology usage or our clients’ spending on technology declines, or if we cannot convince our clients or potential clients to embrace new technological solutions, our business, results of operations and financial condition could be adversely affected.
We may not be able to successfully identify and acquire target companies or integrate acquired companies into our company, and we may become subject to certain liabilities assumed or incurred in connection with our acquisitions that could harm our business, results of operations and financial condition.
Strategic acquisitions to complement and expand our business have been and will likely remain an important part of our competitive strategy. If we are unable to identify and complete acquisitions, or if we are inefficient or unsuccessful at integrating any acquired businesses into our operations, we may not be able to achieve our planned rates of growth or improve our market share, profitability or competitive position in specific markets or services. The process of integrating an acquired company has created, and will continue to create, operating difficulties. The risks we face include:
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diversion of management time and focus from operating our core business to acquisition integration challenges;

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excessive costs of deploying our business support and financial management tools in acquired companies;

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failure to successfully integrate the acquired business into our operations, including cultural challenges associated with integrating and retaining employees;

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failure to achieve anticipated efficiencies and/or benefits, including through the loss of key clients or personnel at the acquired business; and

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failure to realize our strategic objectives for the acquired business or further develop the acquired business.

Although we conduct due diligence in connection with each of our acquisitions, there may be liabilities that we fail to discover, that we inadequately assess or that are not properly disclosed to us. In particular, to the extent that any acquired business (i) failed to comply with or otherwise violated applicable laws or regulations, (ii) failed to fulfill contractual obligations to clients or (iii) incurred material liabilities or obligations to clients that are not identified during the diligence process, we, as the successor owner, may be financially responsible for these violations, failures and liabilities and may suffer financial and/or reputational harm or otherwise be adversely affected. In addition, as part of an acquisition, we may assume responsibilities and obligations of the acquired business pursuant to the terms and conditions of agreements entered by the acquired entity that are not consistent with the terms and conditions that we typically accept and require. We also may be subject to litigation or other claims in connection with an acquired business, including claims from employees, clients, shareholders or other third parties. Any material liabilities we incur that are associated with our acquisitions could harm our business, results of operations and financial condition.
We cannot predict or guarantee that we will successfully identify suitable acquisition candidates, consummate any acquisition or integrate any acquired business. Any failure to do so could have an adverse impact on our business, results of operations and financial condition.
See “Management discussion and analysis of financial condition and results of operations—Acquisitions” for further discussion of our strategic acquisitions.
Goodwill and acquisition-related intangibles that we carry on our balance sheet could give rise to significant impairment charges in the future.
The amount of goodwill and intangible assets in our consolidated financial statements has increased significantly in recent years, primarily due to acquisitions. As of December 31, 2016, the amount of goodwill and intangible assets in our consolidated financial statements was €39.4 million ($41.6 million), representing 23.1% of total assets. Goodwill and acquisition-related intangibles are subject to impairment review at least annually. Impairment testing under IFRS may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.
If we cause disruptions in our clients’ businesses or provide inadequate service, our clients may have claims for damages against us, which could cause us to lose clients, have a negative effect on our corporate reputation and adversely affect our business, results of operations and financial condition.
If our employees make errors in the course of delivering services to our clients or fail to consistently meet service requirements of a client, these errors or failures could disrupt the client’s business, which could result in a reduction in our revenue or a claim for damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our corporate reputation and limit our ability to attract new business.
The services we provide are often critical to our clients’ businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for damages, which may be substantial, against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients and adversely affect our results of operations.
Under our client contracts, our liability for breach of our obligations is in some cases limited pursuant to the terms of the contract. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, results of operations and financial condition. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.
Our business, results of operations and financial condition could be negatively affected if we incur legal liability in connection with providing our services and solutions.
If we fail to meet our contractual obligations or otherwise breach obligations to our clients, we could be subject to legal liability. We may enter into non-standard agreements because we perceive an important financial opportunity by doing so or because our personnel did not adequately adhere to our guidelines. In addition, the contracting practices of our competitors may cause contract terms and conditions that are unfavorable to us to become standard in the marketplace. If we cannot, or do not, meet our contractual obligations to provide services and solutions, and if our exposure is not adequately limited through the enforceable terms of our agreements, we might face significant legal liability and our business, results of operations and financial condition could be adversely affected.
In the normal course of business and in conjunction with certain client engagements, we have entered into contractual arrangements through which we may be obligated to indemnify clients or other parties with whom we conduct business with respect to certain matters. These arrangements can include provisions whereby we agree to hold the indemnified party and certain of their affiliates harmless with respect to third-party claims, including matters such as our breach of certain representations or covenants, our infringement of the intellectual property of others or our gross negligence or willful misconduct. Payments by us under any of these arrangements are generally conditioned on the client making a claim and providing us with full control over the defense and settlement of such claim. It is not possible to determine our maximum potential exposure under these indemnification agreements due to the unique facts and circumstances involved in each particular agreement. If events arise requiring us to make payment for indemnification claims under our contractual indemnification obligations, such payments could have a material impact on our business, results of operations and financial condition.
Additionally, some clients may perform audits or require us to perform audits and provide audit reports with respect to the controls and procedures that we use in the performance of services for such clients, especially when we process data belonging to them. Our ability to acquire new clients and retain existing clients may be adversely affected and our reputation could be harmed if we receive a qualified opinion, or if we cannot obtain an unqualified opinion, with respect to our controls and procedures in connection with any such audit in a timely manner. We could also incur liability if our controls and procedures, or the controls and procedures we manage for a client, were to result in an internal control failure or impair our client’s ability to comply with its own internal control requirements.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business, results of operations and financial condition.
Our insurance policies cover physical loss or damage to the premises and equipment we use arising from a number of specified risks and certain consequential losses, including business interruption, arising from the occurrence of an insured event under the policies. We also maintain various other types of insurance, such as insurance covering our employees in their professional activities, but we are not fully insured against all risks. Notwithstanding the insurance coverage that we carry, the occurrence of an event that causes losses in excess of the limits specified in our policies, or losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed under our insurance policies will be honored fully or timely. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.
If we are unable to attract and retain highly-skilled IT professionals, or adapt the size of our teams in response to changes in demand, we may not be able to maintain client relationships and grow effectively, which may adversely affect our business, results of operations and financial condition.
Our business is labor intensive and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. We believe that there is significant competition for technology professionals in Europe, the United States and elsewhere who possess the technical skills and experience necessary to deliver our services, and that such competition is likely to continue for the foreseeable future. As a result, the technology industry generally experiences a significant rate of turnover of its workforce. Our business plan is based on hiring and training a significant number of additional technology professionals each year in order to meet anticipated turnover and increased staffing needs. Our ability to properly staff projects, to maintain and renew existing engagements and to win new business depends, in large part, on our ability to hire and retain qualified IT professionals. In addition, the competition for highly-skilled IT professionals may prevent us from being able to effectively increase the size of our teams in response to client requests or increases in demand. At the same time, concern over losing employees that may be difficult to replace may make it difficult to scale down the size of our teams should demand decrease.
We cannot assure you that we will be able to recruit and train a sufficient number of qualified professionals or that we will be successful in retaining current or future employees. Increased worldwide competition for skilled technology professionals, particularly in Europe and in the United States, may lead to a shortage in the availability of qualified personnel in the locations where we operate and hire. Failure to hire and train or retain qualified technology professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.
Increases in wages and other compensation expense for our IT professionals could prevent us from sustaining our competitive advantage.
Wage costs for IT professionals may increase at a faster rate than in the past, driven by increased competition for their services or other factors, which ultimately may make us less competitive unless we are able to increase the efficiency and productivity of our IT professionals as well as the prices we can charge for our services. Wages are our most significant operating expense and increases in wage costs may reduce our profitability. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive, and we may not be able to pass on these increased costs to our clients. In addition, the issuance of equity-based compensation to our IT professionals would also result in additional dilution to our shareholders. Unless we are able to continue to increase the efficiency and productivity of our employees as well as the prices we can charge for our services, wage inflation and increased wages may materially adversely affect our financial condition and results of operation.
Restrictions on immigration may affect our ability to compete for and provide services to clients, which could hamper our growth and cause our revenue to decline.
Our future success continues to depend on our ability to attract and retain employees with technical and project management skills, including those from developing countries. The ability of foreign nationals to work in the United States, Europe, Asia, Australia, Latin America and other regions in which we have clients depends on their and our ability to obtain the necessary visas and work permits for our personnel who need to travel internationally. If we are unable to obtain such visas or work permits, or if their issuance is delayed or if their length is shortened, we may not be able to provide services to our clients or to continue to provide services on a timely and cost-effective basis, receive revenue as early as expected or manage our business as efficiently as we otherwise could, any of which could have a material adverse effect on our results of operations and financial condition.
Immigration and work permit laws and regulations in the countries in which we have clients are subject to legislative and administrative changes as well as changes in the application of standards and enforcement. For example, President Donald Trump and members of his administration have indicated that they intend to re-examine immigration laws and regulations and President Trump has signed executive orders to restrict immigration into the United States from certain countries. In addition, the U.S. Congress has recently considered and may consider in the future extensive changes to U.S. immigration laws regarding the admission of high-skilled temporary and permanent workers. If such provisions are signed into law, our ability to attract and retain talent would be constrained and our cost of doing business in the United States would increase and that may discourage clients from seeking our services. Our international expansion strategy and our business, results of operations and financial condition may be materially adversely affected if changes in immigration and work permit laws and regulations or the administration or enforcement of such laws or regulations impair our ability to staff projects with professionals who are not citizens of the country where the work is to be performed.
Our profitability will suffer if we are not able to maintain our resource utilization levels and productivity levels.
Our profitability is significantly impacted by our utilization levels of fixed-cost resources, including human resources as well as other resources such as computers and office space, and our ability to increase our productivity levels. We have expanded our operations significantly in recent years through organic growth and strategic acquisitions, which has resulted in a significant increase in our headcount and fixed overhead costs.
Some of our IT professionals are trained to work for specific clients or on specific projects and some of our facilities are dedicated to specific clients or specific projects. Our ability to manage our utilization levels depends significantly on our ability to hire and train high-performing IT professionals and to staff projects appropriately. Our ability to manage our utilization levels also depends on the general economy and its effect on our clients and their business decisions regarding the use of our services. If we experience a slowdown or stoppage of work for any client or on any project for which we have dedicated IT professionals or facilities, we may not be able to efficiently reallocate these IT professionals and facilities to other clients and projects to keep their utilization and productivity levels high. If we are not able to maintain optimal resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.

Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.
Although we report our results of operations in Euros, a majority of our total revenue is denominated in currencies other than the Euro. Unfavorable fluctuations in foreign currency exchange rates, particularly with respect to the U.S. Dollar, the Swedish Krona, the British Pound, the Canadian Dollar and the Indian Rupee, could have a material adverse effect on our results of operations.
Because our consolidated financial statements are presented in Euros, we must translate revenue, expenses and income, as well as assets and liabilities, into Euros at exchange rates in effect during or at the end of each reporting period. Therefore, changes in the value of the Euro against other currencies will affect the value of balance-sheet items originally denominated in other currencies. These changes will also cause our results of operations stated in Euros to be higher or lower than our results of operations in local currency when compared against other periods.
As we continue to leverage our global delivery model, more of our expenses are incurred in currencies other than those in which we bill for the related services. An increase in the value of certain currencies against the Euro could increase costs for delivery of services at off-shore sites by increasing labor and other costs that are denominated in local currency. There can be no assurance that our contractual provisions will offset their impact.
Our competitive position and future prospects depend on our senior management’s expertise, and our business operations may be severely disrupted if we lose their services.
Our business is dependent on retaining the services of certain key members of the management team who have extensive experience in the technology services industry, in particular, Sebastian Lombardo, our Chief Executive Officer, and Olivier Padiou and Tomas Nores, our Chief Operating Officers. If a key member of the management team is unable or unwilling to continue in his or her present position, it could disrupt our business operations, and we may not be able to replace such a person easily, or at all. Competition for the services of such persons in our industry is intense, and our industry is characterized by the high mobility of its professionals. While we have entered into employment contracts or service agreements with our senior managers and have provided incentives for them to remain with us, including the issuance of warrants, we cannot guarantee the retention of their services. We currently do not maintain insurance against any damage that may be incurred in case of the loss or dismissal of our key specialists or managers. The loss of any key management may have an adverse effect on our business, results of operations and financial condition.
If any of our senior management or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key technology professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients and our sales may be materially adversely affected. Additionally, such movement by senior management could result in unauthorized disclosure or use of our technical knowledge, practices or procedures, which may materially adversely affect our competitive position and, consequently, our business, results of operations and financial condition.
Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to expand our client portfolio will be impaired and our business, results of operations and financial condition will be adversely affected.
Our corporate reputation is a significant factor in our clients’ and prospective clients’ determination of whether to engage us. We believe the Valtech brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented IT professionals. However, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors, adversaries in legal proceedings and government regulators, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business, results of operations and financial condition. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of the Valtech brand name and could reduce investor confidence in us and result in a decline in the price of our ordinary shares.
Most of our contracts with our clients are short-term and our business, results of operations and financial condition could be adversely affected if our clients terminate their contracts on short notice.
Consistent with industry practice, most of our contracts with our clients are short-term. A majority of our contracts can be terminated by our clients on short notice and without significant early termination cost. See “A majority of our client contracts contain provisions under which the client may terminate our services prior to the completion of the agreement on short notice and without significant early termination costs.” When contracts are terminated, we lose the anticipated revenue and might not be able to eliminate our associated costs in a timely manner. Consequently, our operating margins in subsequent periods could be lower than expected. If we are unable to replace the lost revenue with other work on terms we find acceptable or effectively eliminate costs, our business, results of operations and financial condition could be adversely affected.
There are a number of factors relating to our clients that are outside of our control which might lead them to terminate a contract or project with us, including:
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changes in the business and financial condition of our clients, such as financial difficulties;

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changes in ownership or management of our clients;

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changes in economic or market conditions in general or specific to a client’s industry;

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a change in strategic priorities, resulting in elimination of the impetus for the project or a reduced level of technology spending;

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a change in outsourcing strategy resulting in moving more work to the client’s in-house technology department or to our competitors;

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the replacement by our clients of existing software with packaged software supported by licensors; and

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mergers and acquisitions or significant corporate restructurings.

Failure to perform or observe any contractual obligations could result in cancellation or non-renewal of a contract, which could cause us to experience a higher than expected number of unassigned employees and an increase in our cost of revenue as a percentage of revenue, until we are able to reduce or reallocate our headcount. The ability of our clients to terminate agreements makes our future revenue uncertain. We may not be able to replace any client that elects to terminate or not renew its contract with us, which could materially adversely affect our revenue and thus our results of operations.

In addition, some of our agreements specify that if a change of control of our company occurs during the term of the agreement, the client has the right to terminate the agreement. If any future event, such as the sale of our shares by one of our principal shareholders, triggers any change-of-control provision in our client contracts, these agreements may be terminated, which would result in loss of revenue.
A majority of our client contracts contain provisions under which the client may terminate our services prior to the completion of the agreement on short notice and without significant early termination costs.
A majority of our client contracts provide that the client may terminate the contract without cause prior to the end of the term of the agreement by providing us with relatively short prior written notice of the termination and without significant early termination costs. As a result, the existence of contractual relationships with our clients is not an assurance that we will continue to provide services for our clients through the entire term of their respective agreements. If clients representing a significant portion of our revenue terminated their agreements unexpectedly, we may not be able to replace the revenue and income from such contracts, which would adversely affect our business, results of operations and financial condition. In the event of contract termination on short notice, we may be unable to reassign our IT professionals to new engagements without delay. The cancellation of an engagement could, therefore, reduce the utilization rate of our IT professionals, which would have a negative impact on our business, results of operations and financial condition. In addition, client contract terminations could harm our reputation which could negatively impact our ability to obtain new clients.
If the pricing structures that we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our business, results of operations and financial condition from operation.
We perform our services primarily under time-and-materials contracts (where materials costs consist of travel and out-of-pocket expenses). We charge out the services performed by our employees under these contracts at daily or hourly rates that are agreed to at the time the contract is entered into. The daily or hourly rates and other pricing terms negotiated with our clients are highly dependent on the complexity of the project, the mix of staffing we anticipate using on it, internal forecasts of our operating costs and predictions of increases in those costs influenced by wage inflation and other marketplace factors. Our predictions are based on limited data and could turn out to be inaccurate. Typically, we do not have the ability to increase the daily or hourly rates established at the outset of a client project in order to pass through to our client increases in salary costs driven by wage inflation and other marketplace factors.
In addition to our time-and-materials contracts, we undertake some engagements on a fixed-price basis. Revenue from our fixed-price contracts represented 15.6%, 20.3% and     % of total revenue for the years ended December 31, 2015, 2016 and 2017, respectively. In the future, the share of total revenue which will be derived from fixed-price contracts may increase if we secure large fixed-price engagements. Our pricing in a fixed-price contract is highly dependent on our assumptions and forecasts about the costs we will incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us accurately to estimate the resources and time required to complete a fixed-price contract on time and on budget or any unexpected increase in the cost of our employees assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have a material adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable.

If we are not successful in managing increasingly large and complex projects, we may not achieve our financial goals and our results of operations could be adversely affected.
To successfully market our service offerings and obtain larger and more complex projects, we need to establish close relationships with our clients and develop a thorough understanding of their operations. In addition, we may face a number of challenges managing larger and more complex projects, including:
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maintaining high-quality control and process execution standards;

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maintaining planned resource utilization rates on a consistent basis;

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maintaining productivity levels and implementing necessary process improvements;

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controlling costs; and

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maintaining close client contact and high levels of client satisfaction.

Our ability to successfully manage large and complex projects depends significantly on the skills of our management personnel and IT professionals, some of whom do not have experience managing large-scale or complex projects. In addition, large and complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays may make it difficult to plan our project resource requirements. If we fail to successfully obtain engagements for large and complex projects, we may not achieve our revenue growth and other financial goals. Even if we are successful in obtaining such engagements, a failure by us to effectively manage these large and complex projects could damage our reputation, cause us to lose business, impact our margins and adversely affect our business, results of operations and financial condition.
Our profitability could suffer if we are not able to maintain favorable pricing rates.
Our profitability and operating results are dependent on the rates we are able to charge for our services. Our rates are affected by a number of factors, including:
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our clients’ perception of our ability to add value through our services;

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our competitors’ pricing policies;

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bid practices of clients and their use of third-party advisors;

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the mix of onsite and offshore staffing;

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employee wage levels and increases in compensation costs, including timing of promotions and annual pay increases;

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our ability to charge premium prices when justified by market demand or the type of service; and

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general economic conditions.

If we are not able to maintain favorable pricing for our services, our profitability could suffer.
If we are unable to collect our receivables from, or invoice our unbilled services to, our clients, our results of operations and cash flows could be adversely affected.
Our business depends on our ability to successfully obtain payments from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled services based on our assessment of the risk of non-collection. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms or default on their payment obligations to us, all of which could increase our receivables. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience delays in billing and collection for our services, our cash flows could be adversely affected.
Our revenue, operating results or profitability may experience significant variability and our past results may not be indicative of our future performance.
Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Factors that are likely to cause variations include:
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the number, timing, scope and contractual terms of digital transformation projects in which we are engaged;

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delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced IT professionals;

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the accuracy of estimates of resources, time and fees required to complete fixed-price projects and costs incurred in the performance of each project;

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changes in pricing in response to client demands and competitive pressures;

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changes in the allocation of onsite and offshore staffing;

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the business decisions of our clients regarding the use of our services;

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the ability to further grow revenue from existing clients;

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the available leadership and senior technical resources compared to junior engineering resources staffed on each project;

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seasonal trends, primarily our hiring cycle and the budget and work cycles of our clients;

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delays or difficulties in expanding our operational facilities or infrastructure;

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the ratio of fixed-price contracts to time-and-materials contracts in process;

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employee wage levels and increases in compensation costs, including timing of promotions and annual pay increases;

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unexpected changes in the utilization rate of our IT professionals;

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unanticipated contract or project terminations;

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the timing of collection of accounts receivable;

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the continuing financial stability of our clients; and

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general economic conditions.

In addition, such variability could make it difficult to make accurate financial forecasts, which could materially adversely affect our business, financial condition and results of operations.
We have incurred, and may continue to incur, share-based incentive expenses which could adversely impact our net income.
We have issued warrants under our equity incentive plans and entered into certain other share-based incentive arrangements in the past, as a result of which we have recorded €1.1 million ($1.2 million), €1.0 million ($1.1 million) and                       as share-based compensation expenses for each of the years ended December 31, 2015, 2016 and 2017, respectively.
IFRS prescribes how we account for share-based incentive arrangements, which could adversely or negatively impact our results of operations or the price of our ordinary shares. IFRS requires us to recognize share-based payments as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expenses associated with share-based incentives may reduce the attractiveness of issuing equity awards under our equity incentive plan. However, if we do not grant equity awards, or if we reduce the number of equity awards we grant, we may not be able to attract and retain key personnel. If we grant more equity awards to attract and retain key personnel, the expenses associated with such additional equity awards could materially adversely affect our results of operations. In addition, the issuance of equity-based compensation would result in additional dilution to our shareholders.
Our computer networks may be vulnerable to security risks that could disrupt our services, and we could be held liable for damages or our reputation could suffer from security breaches or disclosure of confidential information or personal data.
We are dependent on information technology networks and systems to process, transmit and securely store electronic information and to communicate among our locations around the world and with our clients. Our information technology networks may be vulnerable to unauthorized access, computer hackers, computer viruses, worms, malicious applications and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information, including personally identifiable information, or cause interruptions or malfunctions in our operations. In addition, many of our engagements involve projects that are critical to the operations of our clients’ businesses. The theft and/or unauthorized use or publication of our, or our clients’, confidential information or other proprietary business information as a result of such an incident could adversely affect our competitive position and reduce marketplace acceptance of our services. Although we intend to continue to implement security measures, any failure, unauthorized access or breach of the networks or computer systems used by us or our clients could result in a claim for substantial damages against us and significant reputational harm, regardless of our responsibility for the failure, unauthorized access or breach.
In addition, we often have access to or are required to manage, utilize, collect and store sensitive or confidential client or employee data, including personal data. As a result, we are subject to numerous U.S. and non-U.S. laws and regulations designed to protect this information, such as the European Union Directive on Data Protection and various U.S. federal and state laws governing the protection of personal data. To protect proprietary information and other intellectual property, we require our employees, independent contractors, vendors and clients to enter into written confidentiality agreements with us. If any person, including any of our employees, negligently disregards or intentionally breaches controls or procedures with which we are responsible for complying with respect to such data or otherwise mismanages or misappropriates that data, or if unauthorized access to or disclosure of data in our possession or control occurs, we could be subject to liability and penalties in connection with any violation of applicable privacy laws and/or criminal prosecution, as well as significant liability to our clients or our clients’ customers for breaching contractual confidentiality and security provisions or privacy laws. These risks will increase as we continue to grow and to store and process increasingly large amounts of our clients’ confidential information and data and host or manage parts of our clients’ businesses, especially in industries involving particularly sensitive data such as the financial services industry and the healthcare industry.
As cybersecurity threats rapidly evolve in sophistication and become more prevalent across the industry globally, the associated risks described above may increase. Our (and our third party providers’) information technology systems and networks likely will be subject to advanced computer viruses or other malicious codes, unauthorized access attempts, denial of service attacks, phishing and other cyber-attacks. Given that the techniques used in cyber attacks change frequently and may be difficult to detect for periods of time, we (and our third party providers) may face difficulties in anticipating and implementing adequate preventative measures or mitigating harms after such an attack. We cannot guarantee that our security efforts or the security efforts of our third-party providers will prevent breaches or failures of our or our third-party providers’ databases or systems. Unauthorized disclosure of sensitive or confidential client or employee data, including personal data, whether through breach of computer systems, systems failure, employee negligence, fraud or misappropriation or otherwise, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems and networks or those we develop or manage for our clients, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation, which could in turn have a material adverse effect on our business, results of operations and financial condition.
Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management.
We have operations and serve clients across Europe and North America and in other jurisdictions around the world including China, India, Singapore, Australia, Argentina and Ukraine. As a result, we may be subject to risks inherently associated with international operations, including fluctuations in foreign exchange and inflation rates, international hostilities, natural disasters, security breaches, and failure to maintain compliance with our clients’ control requirements. Our global operations also expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business, results of operations and financial condition. In addition, emerging markets generally involve greater financial and operational risks than more mature markets such as the United States and Europe. Negative or uncertain political climates in countries or geographies where we operate could also adversely affect us.
On March 20, 2017, we executed a purchase and sale agreement to acquire certain business operations in Ukraine. In recent years, military activities in Ukraine and on its borders, including Russia asserting control over and declaring its annexation of the Crimean region, have combined with Ukraine’s weak economic conditions to create uncertainty about the future of Ukraine. Deterioration of Ukraine’s political and economic conditions, including a further outbreak of open hostilities with Russia, could impair our business operations in Ukraine and adversely affect our results of operations and financial condition.
In addition, our operations in Argentina expose us to risks associated with the unpredictable and significant levels of inflation Argentina has experienced in recent years. Our operating costs in Argentina are denominated in Argentine Pesos. Inflation in Argentina, without a corresponding

Peso devaluation, could result in an increase in our operating costs without a commensurate increase in our revenue, which could adversely affect our results of operations and financial condition.
Additional risks associated with international operations include difficulties in enforcing contractual rights, the burdens of complying with a wide variety of foreign laws and potentially adverse tax consequences, including permanent establishment and transfer pricing issues, tariffs, quotas and other barriers and potential difficulties in collecting accounts receivable. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Additionally, such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. We cannot ensure that these and other factors will not impede the success of our international expansion plans or limit our ability to compete effectively in other countries.
Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violations of these regulations could harm our business, results of operations and financial condition.
Because we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal rules on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, internal and disclosure control obligations, data privacy and labor relations. Violations of these laws or regulations in the conduct of our business could result in fines, criminal sanctions against us or our officers, prohibitions on doing business, damage to our reputation and other unintended consequences such as liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights. Our failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.
Among other anti-corruption laws and regulations, we are subject to the Foreign Corrupt Practices Act, which prohibits improper payments or offers of improper payments to foreign officials to obtain business or any other benefit, and the U.K. Bribery Act. Violations of these laws or regulations could subject us to criminal or civil enforcement actions, including fines and suspension or disqualification from government contracting or contracting with private entities in certain highly regulated industries, any of which could have a material adverse effect on our business, results of operations and financial condition.
In addition, strict labor regulations in certain of the jurisdictions in which we operate, including France, may make it difficult for us to make changes to our workforce in response to changes in demand for our services, which could materially adversely affect our business, results of operations and financial condition. The terms of certain national collective bargaining agreements that apply to all businesses within specific industries are applicable to certain of our French employees. Certain of our French employees are also represented by an elected works council with which we have entered into collective bargaining agreements that provide, among other things, for terms of employment that are mandated under French law. These collective bargaining agreements may limit our ability to make changes to the terms of employment of certain of our French employees, for example to reduce costs, which could materially adversely affect our business, results of operations and financial condition.

Our work with government clients exposes us to additional risks inherent in the government contracting environment.
Our clients include national, provincial, state and local governmental entities. Revenue from our government clients represents 16.0%, 12.7% and     % of our total revenue for the years ended December 31, 2015, 2016 and 2017, respectively. Our government work carries various risks inherent in the government contracting process, which may affect our operating profitability. These risks include, but are not limited to, the following:
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Government entities often reserve the right to audit our contract costs, including allocated indirect costs, and conduct inquiries and investigations of our business practices with respect to our government contracts. If the client finds that the costs are not chargeable, then we will not be allowed to bill for them or the cost must be refunded to the client if it has already been paid to us. Findings from an audit may also result in adjustments of previously agreed upon rates for our work and may affect our future margins.

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If a government client discovers improper or illegal activities in the course of audits or investigations, we may become subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or unilateral debarment from doing business with other agencies of that government. The inherent limitations of internal controls may not prevent or detect all improper or illegal activities, regardless of their adequacy, and therefore we can only mitigate, and not eliminate, this risk.

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Government contracts are often subject to more extensive scrutiny and publicity than contracts with commercial clients. Negative publicity related to our government contracts, regardless of its accuracy, may further damage our business by affecting our ability to compete for new contracts among commercial and governmental entities.

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Political and economic factors such as pending elections, changes in leadership among key governmental decision makers, revisions to governmental tax policies and reduced tax revenue can affect the number and terms of new government contracts signed.

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Terms and conditions of government contracts tend to be more onerous and are often more difficult to negotiate than those for commercial contracts. For example, many of our government contracts may be terminated for convenience, and our government clients may terminate or decide not to renew our contracts with little or no prior notice.

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Government contracts may not include a cap on direct or consequential damages, which could cause additional risk and expense in these contracts.

We may need additional capital, and a failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.
We believe that our available cash and cash equivalents, cash flows expected to be generated from operations, borrowings available to us and net proceeds from this offering will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain another credit facility in addition to our existing credit lines related to assignment of receivables. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
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investors’ perception of, and demand for, securities of digital transformation services companies;

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conditions of the United States and other capital markets in which we may seek to raise funds; and

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our future results of operations and financial condition.

Financing may not be available in amounts or on terms acceptable to us, or at all, which could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.
We face risks associated with having significant resource commitments to provide services prior to realizing sales for those services.
We have a long selling cycle for our services, which requires significant investment of human resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other digital transformation services providers or in-house resources) and the timing of our clients’ budget cycles and approval processes. If our sales cycle unexpectedly lengthens for one or more large projects, it would negatively affect the timing of our revenue and hinder our revenue growth. For certain clients, we may begin work and incur costs prior to executing the contract. A delay in our ability to obtain a signed agreement or other persuasive evidence of an arrangement, to complete certain contract requirements in a particular quarter or to collect on work performed in a particular quarter could reduce our revenue in that quarter.
Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources. Any significant failure to generate revenue or delays in recognizing revenue after incurring costs related to our sales or services process could materially adversely affect our business, results of operations and financial condition.
We may not be able to recognize revenue in the period in which our services are performed, which may cause our margins to fluctuate.
Our services are performed under both time-and-material and fixed-price contract arrangements. All revenue is recognized pursuant to applicable accounting standards. We recognize revenue when the following criteria are met: the amount of revenue can be measured reliably, it is probable that the economic benefit will flow to us, the stage of completion at the balance sheet date can be measured reliably and the costs incurred, or to be incurred, can be measured reliably. When the above criteria are not met, revenue arising from the rendering of services should be recognized only to the extent of the expenses recognized that are recoverable.

We recognize revenue from fixed-price contracts using the percentage of completion method of accounting, which involves calculating the actual costs incurred relative to estimated costs to complete in order to estimate the progress toward completion to determine the amount of revenue to recognize. In instances where final acceptance of the system or solution is specified by the client, revenue is deferred until all acceptance criteria have been met. In the absence of a sufficient basis to measure progress toward completion, revenue is recognized upon receipt of final acceptance from the client. Our failure to meet all the acceptance criteria, or otherwise meet a client’s expectations, may result in our having to record the cost related to the performance of services in the period that services were rendered, but delay the timing of revenue recognition to a future period in which all acceptance criteria have been met.
Our effective tax rate could be materially adversely affected by a number of factors.
We conduct business globally and file income tax returns in multiple jurisdictions, including jurisdictions located in Europe, North America, Asia, Australia and Latin America. Our effective tax rate, results of operations and financial condition could be materially adversely affected by a number of factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have different statutory tax rates; the resolution of issues arising from tax audits or examinations and any related interest or penalties; and changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions. Certain jurisdictions, including France, are actively contemplating tax reform and tax policy changes, which could adversely affect our business, results of operations and financial condition.
On December 22, 2017, the Tax Cuts and Jobs Act, or the Tax Act, significantly revised U.S. federal corporate income tax law by, among other things, reducing the U.S. federal corporate income tax rate to 21%, limiting the tax deduction for interest expense to 30% of adjusted earnings, allowing immediate expensing for certain new investments, imposing an alternative “base erosion and anti-abuse tax,” or BEAT, on certain corporations that make deductible payments to foreign related persons in excess of specified amounts, and, effective for net operating losses arising in taxable years beginning after December 31, 2017, eliminating net operating loss carrybacks, permitting indefinite net operating loss carryforwards, and limiting the use of net operating loss carryforwards to 80% of current year taxable income. The reduction in the U.S. federal corporate income tax rate is expected to be beneficial to us in future years in which we have net income subject to U.S. federal income tax. However, the reduction in the U.S. federal corporate income tax rate also will result in a net downward adjustment of approximately $ million to the amount of deferred tax assets and deferred tax liabilities reflected in our financial statements, and could adversely affect our overall effective tax rate for 2017.
There are a number of uncertainties and ambiguities as to the interpretation and application of many of the provisions in the Tax Act, including the provisions relating to the BEAT. In the absence of guidance on these issues, we will use what we believe are reasonable interpretations and assumptions in interpreting and applying the Tax Act for purposes of determining our cash tax liabilities and results of operations, which may change as we receive additional clarification and implementation guidance and as the interpretation of the Tax Act evolves over time. It is possible that the Internal Revenue Service, or the IRS, could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that we previously made, which could have a material adverse effect on our cash tax liabilities, effective tax rate, results of operations and financial condition.
We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have certain intercompany arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions that are subject to transfer pricing regulations of the respective jurisdiction.

We have significant tax benefits, the loss of which could materially adversely affect our results of operations, net income, cash flows and financial condition.
We enjoy tax incentives introduced by certain jurisdictions to partially offset the costs of research and development efforts by technology companies. In the past, we benefited from such tax benefits in Australia, Canada and France. We may try to benefit from similar tax incentives in other jurisdictions where we operate or will operate in the future. While we plan to continue our research and development effort in order to sustain our competitive advantage, there is a risk that currently existing tax benefits in the jurisdictions where we operate will be amended or withdrawn by the relevant jurisdictions, which would adversely impact our results of operations, net income, cash flows and financial condition. Tax attributes arising out of past research and development tax benefits may be challenged by tax authorities in the future, which could force us to pay additional taxes, interest and penalties and could adversely and materially impact our results of operations, net income, cash flows and financial condition.
In France and the United States, we have material tax losses that have been carried forward, some of which have been recognized as deferred tax assets. Should our net income be less favorable than what we anticipated when we determined the amount of deferred tax assets, we would be forced to impair the value of these deferred tax assets, which could adversely and materially impact our result of operations, net income, cash flows and financial condition.
Although we do not expect to be a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in 2018 or in the immediately foreseeable future, if we were a PFIC, U.S. shareholders may be subject to adverse U.S. federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we do not expect to be a PFIC for our 2018 taxable year or in the immediately foreseeable future. However, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. In addition, whether we will be a PFIC in 2018 or any future years is uncertain because, among other things: (i) we will own after the completion of this offering a substantial amount of passive assets, including cash, and (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time. In particular, the calculation of the value of our intangible assets is based, in part, on the market value of our ordinary shares, which is subject to change. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
If we are a PFIC for any taxable year during which a U.S. investor holds ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor would be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to take a qualified electing fund, or QEF, election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.
For further discussion, see “Taxation—Material U.S. federal income tax considerations for U.S. holders.”

If we fail to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year starting with the end of the first full fiscal year after the completion of the offering. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting for so long as we are an “emerging growth company,” which may be up to five fiscal years following the date of this offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.
Ensuring that we have adequate disclosure controls and procedures, including internal controls over financial reporting, in place so that we can produce accurate financial statements on a timely basis is costly, time-consuming and needs to be re-evaluated frequently. We are in the process of documenting, reviewing and improving our internal controls and procedures in anticipation of being a public company listed in the United States and eventually being subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act. We will be required to comply with the internal controls evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act. Our management may conclude that our internal controls over financial reporting are not effective due to our failure to cure any identified material weakness or otherwise.
Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not conclude that our internal controls over financial reporting are effective. As a result, our accounting firm may decline to attest to the effectiveness of our internal controls over financial reporting or may issue a qualified report.
In addition, during the course of the evaluation, documentation and testing of our internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and we may suffer adverse regulatory consequences or violations of listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the reliability of our financial statements.
The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company listed in the United States. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company listed in the United States, our business and reputation may be harmed and the price of our ordinary shares may decline. In addition, undetected material weaknesses in our internal control over financial reporting could lead to restatements of financial statements and require us to incur the expense of remediation. Any of these developments could result in investor perceptions of us being adversely affected, which could cause a decline in the market price of our securities.
We have identified a material weakness related to the design and operation of our control environment. If we fail to improve and maintain our internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence and depress the market price of our securities.
Prior to the completion of this offering, as a private company and, before that, as a public company listed outside of the United States, we have not been subject to the requirements of the Sarbanes-Oxley Act, including the obligation to formally evaluate the effectiveness of our internal controls. In connection with our preparation for this offering, we have identified a material weakness related to the design and operation of the control environment, as evidenced by:
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inadequate segregation of duties with respect to internal control over financial reporting, due to limited personnel in many subsidiaries of the company with sufficient accounting expertise (in particular for performing independent reviews of journal entries); and

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insufficient written policies and control procedures that would limit discrepancies within our different subsidiaries worldwide in applying IFRS accounting standards, in performing control activities or in using the IT systems (in particular for revenue recognition).

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
We have taken steps to remediate the material weakness noted above. We have initiated or plan to initiate the following series of measures:
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improve segregation of duties related to data entry and review of journal entries by hiring additional personnel with the adequate expertise; and

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implement a new enterprise resource planning framework worldwide with the appropriate documentation of control procedures.

However, if we do not successfully remediate these issues or if we fail to design and operate effective internal controls in the future, it could result in material misstatements in our financial statements, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our ordinary shares.
An exit by the United Kingdom from the European Union may have a negative effect on global economic conditions and financial markets and on our business, results of operations and financial condition.
In June 2016, a majority of those voting in a national referendum in the United Kingdom voted in favor of the United Kingdom’s exit from the European Union, commonly referred to as “Brexit.” On March 29, 2017, the United Kingdom gave formal notice under Article 50 of the European Treaty of its intention to leave the European Union. The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations and has created political and economic uncertainty about the future relationship between the United Kingdom and the European Union and as to whether any other European countries may similarly seek to exit the European Union. The on-going process of negotiations between the United Kingdom and the European Union will determine the future terms of the United Kingdom’s relationship with the European Union, including access to European Union markets, either during a transitional period or more permanently. Brexit could lead to potentially divergent laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. We have material operations in the United Kingdom and the rest of Europe and our global operations serve many clients with significant operations in those regions.
In addition, we are currently an SE with our registered office in England. We may be required to change our corporate form or country of registration prior to or concurrently with the completion of Brexit. A change to our corporate form would likely deprive us of certain of the advantages of being an SE, including the ability to transfer our registered office to another European Union jurisdiction with relatively few restrictions. A change to our country of registration would subject us to a new legal regime that may have disadvantages compared to English law. As a result of the foregoing factors, our financial condition and results of operation may be significantly impacted by the effects of Brexit and the uncertainties surrounding it.
For the year ended December 31, 2017, revenue from our clients in the United Kingdom and the rest of Europe represented     % and     %, respectively, of our consolidated revenue. A significant portion of our revenue from clients in the United Kingdom is denominated in British Pounds. This exposure subjects us to revenue risk with respect to our clients in the United Kingdom as well as to risk resulting from adverse movements in foreign currency exchange rates. In addition, for the year ended December 31, 2017, revenue from our financial services clients represented     % of our consolidated revenue. Uncertainty regarding future U.K. financial laws and regulations, the withdrawal terms of the United Kingdom from the European Union and the future trade terms between the United Kingdom and the European Union could negatively impact the financial services sector globally, including our clients in such sector, and as a consequence adversely impact our financial condition and results of operations. Further, it is uncertain what impact the withdrawal of the United Kingdom from the European Union will have on general economic conditions in the United Kingdom, the European Union and globally. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.
Provisions in the U.K. City Code on Takeovers and Mergers may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders.
The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, to an offer for an SE whose registered office is in the United Kingdom (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the U.K. tax authorities. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.
If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we would be subject to a number of rules and restrictions, including but not limited to the following: (1) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (2) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we would be obliged to provide equality of information to all bona fide competing bidders.
International hostilities, terrorist activities, other violence or war, natural disasters, global health risks, pandemics and infrastructure disruptions could delay or reduce the number of new service orders we receive and impair our ability to service our clients.
International hostilities and acts of terrorism, violence or war, natural disasters, global health risks or pandemics or the threat or perceived potential for these events could materially adversely affect our operations and our ability to provide services to our clients. We may be unable to protect our people, facilities and systems against any such occurrences. Such events may cause clients to delay their decisions on spending for digital transformation services and give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to physical facilities and operations around the world, whether the facilities are ours or those of our clients, which could materially adversely affect our financial results. By disrupting communications and travel, giving rise to travel restrictions and increasing the difficulty of obtaining and retaining highly-skilled and qualified IT professionals, these events could make it difficult or impossible for us to deliver services to some or all of our clients. Travel restrictions could cause us to incur additional unexpected labor costs and expenses or could restrain our ability to retain the skilled IT professionals we need for our operations. In addition, any extended disruptions of electricity, other public utilities or network services at our facilities, as well as system failures at, or security breaches in, our facilities or systems, could also adversely affect our ability to serve our clients.
Certain factors relating to our intellectual property
Our services or solutions could infringe upon or otherwise violate the intellectual property rights of others and we may be subject to claims of infringement or other violation of third-party intellectual property rights that could be time-consuming and costly to defend and harm our ability to generate future revenue.
We cannot be sure that our products, services and solutions, or the solutions of others that we offer to our clients, do not infringe upon or otherwise violate the intellectual property rights of others. Third parties may assert against us or our clients claims alleging infringement or other violation of patent, copyright, trademark or other intellectual property rights in relation to technologies, processes or services that are important to our business. Any such claims may result in us initiating or defending potentially protracted and costly litigation on behalf of ourselves and our clients, regardless of the merits of these claims, and such claims are often not subject to liability limits or exclusion of consequential, indirect or punitive damages. Such claims could also harm our reputation and prevent us from offering certain products, services or solutions or utilizing certain technologies or processes. In our contracts, we generally agree to indemnify our clients for certain expenses or liabilities resulting from potential infringement of the intellectual property rights of third parties. In some instances, the amount of our liability under these indemnities could be substantial. Any claims that our products, services or processes infringe or otherwise violate the intellectual property rights of others, regardless of the merit or resolution of such claims, may result in significant costs in defending and resolving such claims and may divert the efforts and attention of our management and technical personnel from our business. In addition, as a result of such claims, we could be required or otherwise decide that it is appropriate to:
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pay the third party making such claims (including to settle or otherwise resolve such claims);

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discontinue using, licensing or selling particular products, services or solutions subject to such claims;

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discontinue using the technology or processes subject to such claims;

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develop other technology or processes not subject to such claims, which could be costly or may not be possible; or

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license technology or processes from the third party claiming infringement or from other third parties, which license may not be available or may not be available on commercially reasonable terms.

The occurrence of any of the foregoing could result in unexpected expenses or require us to recognize an impairment of our assets, which would reduce the value of our assets and increase expenses. In addition, if we alter or discontinue our offering of affected products, solutions or services, our revenue could be affected. If any such claim were successful against us or our clients, an injunction might be ordered against our clients or our own services or operations, causing further damages.
We expect that the risk of infringement claims against us will increase if our competitors are able to obtain patents or other intellectual property rights for software products and methods, technological solutions and processes relevant to our business. We also may be subject to intellectual property infringement claims from certain individuals or companies (including non-practicing entities) that have acquired patent portfolios for the primary purpose of asserting such claims against other companies to obtain licensing revenue or other settlement payments. The risk of infringement claims against us may also increase as we continue to develop and license our intellectual property to our clients and other third parties. Any infringement claim or litigation against us could have a material adverse effect on our business, results of operations and financial condition.
We may not be able to enforce or protect our intellectual property rights, which may harm our ability to compete and harm our business.
Our future success will depend, in part, on our ability to protect our proprietary methodologies and other valuable intellectual property. We rely upon a combination of copyright, trademark and trade secret laws, as well as non-disclosure agreements and other contractual provisions and security measures to establish, maintain and protect our intellectual property rights. We intend to protect our intellectual property rights vigorously, however, there is no guarantee that these measures will, in all cases, be successful or that we will be able to obtain or maintain adequate protection or enforcement of our intellectual property rights. Additionally, we note that the laws of some foreign jurisdictions may not protect intellectual property rights to the same extent as the laws of Europe or the United States. The absence of internationally harmonized intellectual property laws may make it more difficult to ensure consistent protection and enforcement of our intellectual property rights.
We rely on our trademarks, trade names, service marks and brand names to distinguish our services and solutions from the services of our competitors, and have registered or applied to register several of these trademarks. We cannot guarantee that our trademark applications will be approved. Not all of the trademarks that we currently use have been registered in all of the countries in which we do business, and we may not seek such registrations in some of these countries. Some countries’ laws do not protect unregistered trademarks at all, or make them difficult to enforce, and third parties may have filed for such trademarks or similar trademarks in countries where we have not registered, or will not register, our trademarks. Accordingly, we may not be able to adequately protect and enforce our trademarks in some countries in the world and our use of such trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. Furthermore, third parties may oppose our trademark applications, or otherwise challenge our use or registration of our trademarks. In the event that our trademarks or our use thereof is successfully challenged, we could be forced to rebrand our services and solutions, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks in each such instance.
Although the laws, rules, regulations and treaties in effect in Europe, the United States and other countries in which we operate may provide meaningful protection from misappropriation, infringement or other unauthorized use of our intellectual property, there can be no assurance that these laws, rules, regulations and treaties will not change in ways that reduce such protection or otherwise prevent or restrict the transfer of software components, libraries, toolsets and other technology or data we use in the performance of our services. Furthermore, the existing laws of some countries in which we provide services may offer only limited protection of our intellectual property rights. There also can be no assurance that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation, infringement or other unauthorized use, or that we will be able to detect misappropriation, infringement or unauthorized use of our intellectual property.
Unauthorized use of our intellectual property may result in development of technology, products or services that compete with our products and services and unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. If we are unable to protect our intellectual property, our business may be adversely affected and our ability to compete may be impaired.
Depending on the circumstances, we might need to grant a specific client greater rights in intellectual property developed or used in connection with a contract than we normally do. In certain situations, we might forego all rights to the use of intellectual property we create and intend to reuse across multiple client engagements, which would limit our ability to reuse that intellectual property for other clients. Any limitation on our ability to provide a service or solution could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects.
We may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.
Our ability to enforce our non-disclosure agreements, software license agreements, service agreements and other intellectual property rights is subject to general litigation risks, as well as uncertainty as to the enforceability of our rights in various countries. To the extent that we seek to enforce our rights, we could be subject to claims that an intellectual property right is invalid, otherwise not enforceable or licensed to the party against whom we are pursuing a claim. In addition, our assertion of rights may result in the other party seeking to assert alleged intellectual property rights or other claims against us, which could harm our business and result in substantial costs and diversion of resources and management attention. If we are not successful in defending such claims in litigation, we may not be able to sell or license a particular product, service or solution due to an injunction, or we may have to pay damages that could, in turn, harm our results of operations. In addition, governments may adopt laws or regulations, or courts may render decisions, requiring compulsory licensing of intellectual property to others, or governments may require that products meet specified standards that serve to favor local companies. Our inability to enforce our rights under these circumstances may harm our competitive position and our business.

We may be liable to our clients for damages caused by violations of intellectual property rights and the disclosure of other confidential or proprietary information or systems failures or errors and our insurance policies may not be sufficient to cover these damages.
We often have access to sensitive or confidential client information, including personally identifiable information. Many of the jurisdictions in which we operate have laws and regulations relating to data privacy, security and protection of information. To protect such information, as well as other proprietary information and intellectual property, we have a practice of requiring our employees, independent contractors, vendors and clients to enter into written confidentiality agreements with us. We also employ certain measures intended to protect our information technology systems from unauthorized access and disclosure of personally identifiable information and our and our client’s other confidential and proprietary information. However, there is no guarantee that the measures we have implemented will prevent all such unauthorized access. Despite measures we take to protect the intellectual property and other confidential information, proprietary information and personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors and third parties, may attempt to misappropriate (or otherwise access, use or disclose in an unauthorized manner) certain intellectual property rights and information that are proprietary to us or our clients or otherwise breach our or our clients’ confidences. The agreements we enter into with employees, independent contractors, vendors and clients may not provide meaningful protection for trade secrets, know-how or other proprietary or confidential information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary or confidential information. Furthermore, policing unauthorized access and use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation (or other unauthorized access and use) of our and our clients’ proprietary technology and information. Reverse engineering, unauthorized copying or other misappropriation of our and our clients’ proprietary technologies, tools and applications could enable third parties to benefit from our or our clients’ technologies, tools and applications without paying us or our clients for doing so. Unauthorized access or disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or error or otherwise, may subject us to liabilities (including penalties, fines, litigation and other liabilities), damage our reputation and cause us to lose clients and harm our ability to obtain new clients. In addition, in the event we enforce our rights relating to such information through litigation, such litigation may not prove successful and might result in substantial costs and diversion of resources and management attention.
Our client contracts generally provide for indemnity for infringement of third party intellectual property rights that arise from our breach under such contracts. Although we attempt to limit our contractual liability for consequential damages in rendering our services, and provide limitation of liabilities for the amount of such liabilities, these limitations on liability may not apply in all circumstances, may be unenforceable in some cases or may otherwise be insufficient to protect us from liability for damages. There may be instances when liabilities for damages are greater than the insurance coverage we hold and we will have to internalize those losses, damages and liabilities not covered by our insurance. Furthermore, if any third party brings any claims against our clients, claiming that our work product or intellectual property transferred to our clients violates, or infringes upon, such third party’s intellectual property rights, any such claims could result in claims by our clients against us, which could result in substantial liabilities, costs and diversion of resources and management attention and the loss of such client, and could seriously damage our reputation, result in other clients terminating their engagements with us and make it more difficult to obtain new clients.

Our business is subject to evolving U.S. and foreign regulations regarding privacy and data protection. Changes in regulations regarding privacy and protection of customer data, or any failure to comply with such regulations, could adversely affect our business.
The collection, use, retention, protection, disclosure, transfer, and other processing of personal data are subject to a number of state, national, foreign and international laws and regulations. These privacy- and data protection-related laws and regulations are actively evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development and offering of new products and services.
For example, in October 2015, the European Court of Justice invalidated the 2000 US-EU Safe Harbor program as a legitimate and legally authorized basis on which the companies could rely for the transfer of personal data from the European Union to the United States. Now that the European Union and the United States have implemented a successor privacy framework called the Privacy Shield, we are reviewing and documenting our practices under the Privacy Shield. However, this new framework also faces a number of legal challenges, is subject to an annual review that could result in changes to our obligations, and also may be challenged by national regulators or private parties. In addition, the EU General Data Protection Regulation, or GDPR, which will be effective in May 2018, contains numerous requirements and changes, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. In addition, the GDPR will include significant penalties for non-compliance. Complying with the GDPR may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring practices into compliance before the effective date of the GDPR, we may not be successful either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Furthermore, Brexit could require us to make additional changes to the way we conduct our business and transmit data between the United States, the United Kingdom, the European Union and the rest of the world.
If one or more of the legal bases for transferring personal data from the European Union to the United States is invalidated, or if we are unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services or adversely affect our business. Our failure to comply with applicable laws and regulations, or to protect personal data, could result in enforcement actions, significant penalties or other legal action against us or our clients, a loss of customer confidence, damage to our brand, and a loss of clients, which could potentially have an adverse effect on our business.
Certain factors relating to our ordinary shares and the offering
We do not know whether a market for our ordinary shares will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.
If an active trading market for our ordinary shares does not develop, you may have difficulty selling any of our ordinary shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on                      , or otherwise, or how liquid that market might become.
The initial public offering price for the ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our ordinary shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our ordinary shares may be influenced by many factors, some of which are beyond our control, including:
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technological innovations by us or competitors;

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actual or anticipated variations in our operating results;

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the failure of financial analysts to cover our ordinary shares after this offering;

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changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our ordinary shares or the shares of our competitors;

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announcements by us or our competitors of significant contracts or acquisitions;

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future sales of our shares;

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investor perceptions of us and the industries in which we operate; and

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general market conditions in the technology services industry or in the economy as a whole.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.
Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.
Following the completion of this offering, our greater than 5% shareholders, directors and executive officers and entities affiliated with them will own approximately     % of our outstanding ordinary shares (assuming no exercise of the over-allotment option). As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares. See “Principal shareholders” for more information relating to the beneficial ownership of our ordinary shares.
Future sales, or the possibility of future sales, of a substantial number of our ordinary shares could adversely affect the price of the shares and dilute shareholders.
Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. Following the completion of this offering, we will have           ordinary shares outstanding (assuming no exercise of the over-allotment option) based on           ordinary shares outstanding as of December 31, 2017. This includes the ordinary shares in this offering, which may be resold in the public market immediately following the offering without restriction, unless purchased by our affiliates. Approximately          % of the ordinary shares outstanding are expected to be held by existing shareholders. A significant portion of these ordinary shares will be subject to the lock-up agreements described in the “Underwriting” section of this prospectus. If, after the end of such lock-up agreements, these shareholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected. We also intend to enter into a registration rights agreement upon consummation of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the ordinary shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such ordinary shares. In addition, following the completion of this offering, we intend to cease any new grants under our existing equity incentive plans and to adopt a new omnibus equity incentive plan under which we would have the discretion to grant a broad range of equity-based awards to eligible participants. We intend to register all ordinary shares that we may issue under this equity compensation plan. Once we register these ordinary shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our ordinary shares and impede our ability to raise future capital.
Transformation into a public company listed in the United States may increase our costs and disrupt the regular operations of our business, results of operations and financial condition.
This offering will have a significant transformative effect on us. Our business historically has operated as a public company listed on the Euronext in Paris and, most recently, as a privately owned company. We expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ordinary shares listed in the United States. We will also incur costs in excess of what we have incurred previously, including, but not limited to, increased costs and expenses for directors’ fees, increased directors and officers insurance and various other costs of being a public company listed in the United States.
We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and          . We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit a qualified independent board.
The additional demands associated with being a public company listed in the United States may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.
English law differs from the laws in effect in the United States and may afford less protection to holders of our ordinary shares.
We are an SE with our registered office in England. Therefore, we are treated to a large extent like an English public limited company and the rights of holders of our ordinary shares are governed by English law, subject to certain provisions of European law, and by our articles of association. These rights differ in certain respects from the typical rights of shareholders in U.S. corporations. For example, in certain cases, facts that would entitle a shareholder in a U.S. corporation to initiate a derivative action under U.S. law may not give rise to a cause of action under English law. See “English law considerations” in this prospectus for a description of the principal differences between the provisions of English law applicable to us and our shareholders and, for example, the Delaware General Corporation Law.
U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this prospectus.
We are an SE with our registered office in England and our subsidiaries are incorporated in various jurisdictions, including jurisdictions outside the United States. A number of our directors and executive officers and some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of England and Wales may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. In addition, it is doubtful whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. Furthermore, because we are a foreign private issuer, our directors and executive officers will not be subject to rules under the Exchange Act that, under certain circumstances, would require directors and executive officers to forfeit to us any “short-swing” profits realized from purchases and sales of our equity securities. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in England. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in England will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.
As a result of the above, public holders of our ordinary shares may have more difficulty in protecting their interest through actions against our management, directors or major shareholders than they would as shareholders of a U.S. public company.
Shareholders may not be able to exercise their pre-emptive rights.
We intend to disapply pre-emption rights under English law and there can be no assurance that any shareholder will be able to participate in any future offering of our equity securities. Even if shareholders are as a general matter offered such securities in a future pre-emptive offering, holders of shares in certain jurisdictions may not be able to exercise their pre-emptive rights unless securities laws have been complied with in such jurisdictions with respect to such rights and the related shares, or an exemption from the requirements of the securities laws of these jurisdictions is available. We currently do not intend to register the shares under the laws of any jurisdiction other than the United States, and no assurance can be given that an exemption from the securities laws requirements of other jurisdictions will be available to shareholders in these jurisdictions. To the extent that such shareholders are not able to exercise their pre-emptive rights, the pre-emptive rights would lapse and the proportional interests of such holders would be reduced.

As a European public limited liability company registered in England, certain capital structure decisions may require shareholder approval which may limit our flexibility to manage our capital structure.
English law applicable to us provides that a board of directors may only allot shares or grant rights to subscribe for, or convert any securities into, shares (other than shares or rights to subscribe for, or convert any securities into, shares in pursuance of an employee’s share scheme) with the prior authorization of shareholders, such authorization being subject to a maximum nominal amount of shares and maximum period of time (which must not be more than five years), each as specified in the articles of association or relevant shareholder resolution. This authorization would need to be renewed by shareholders on its expiration (i.e., at least every five years).
Applicable English law also generally prohibits a European public limited liability company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution (a resolution passed by a simple majority of votes cast) and other formalities. Such approval may be for a maximum period of up to five years.
Circumstances may arise that would cause the foregoing shareholder approval not to be obtained, which would deprive shareholders of substantial capital management benefits.
See the section entitled “Description of share capital and articles of association” of this prospectus.
English law will require the satisfaction of certain financial requirements before dividends can be declared or repurchases of shares can be made.
Under English law applicable to us, we will only be able to declare dividends, make distributions or repurchase shares (other than out of the proceeds of a new issuance of shares made for that purpose) out of  “distributable reserves.” Distributable reserves are a company’s accumulated, realized profits, to the extent that they have not been previously utilized by distribution or capitalization, less its accumulated, realized losses, to the extent that they have not been previously written-off in a reduction or reorganization of capital duly made. In addition, as a European public limited liability company registered in England, we may only make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that amount.
Our articles of association will permit shareholders by ordinary resolution to declare dividends provided that the directors have made a recommendation as to the amount. The dividend shall not exceed the amount recommended by the directors. The directors may also decide to pay interim dividends if it appears to them that the profits available for distribution justify the payment. When recommending or declaring the payment of a dividend, the directors will be required under applicable English law to comply with their duties, including considering our future financial requirements.
The Depository Trust Company, or DTC, may cease to act as depositary and clearing agent for our ordinary shares
DTC will have discretion to cease to act as depositary and clearing agent for our ordinary shares. If DTC determines at any time that our ordinary shares are not eligible for continued deposit and clearance within their facilities, then we believe the ordinary shares would not be eligible for continued listing on           and trading in our ordinary shares would be disrupted. While we would pursue alternative arrangements to preserve the listing and maintain trading, any such disruption could have a material adverse effect on the trading price of our ordinary shares and there may be adverse U.K. stamp duty and/or U.K. stamp duty reserve tax consequences.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to U.K. laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of public companies that are not foreign private issuers.
As a foreign private issuer and as permitted by the listing requirements of our stock exchange, we will rely on certain home country governance practices rather than the corporate governance requirements of our stock exchange.
We are a foreign private issuer. As a result, in accordance with the listing requirements of our stock exchange, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the stock exchange. For an overview of our corporate governance principles, see “Description of share capital and articles of association.” See also “Management—Director independence” and “Management—Corporate governance practices.” As a result of the above, you may not have the same protections afforded to shareholders of public companies that are not foreign private issuers.
We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
In order to maintain our current status as a foreign private issuer, either (a) at least 50% of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) at least half of our executive officers and directors must be non-U.S. citizens or residents, (ii) at least 50% of our assets must be located outside of the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.
We will be a “controlled company” under             corporate governance rules.
A “controlled company” pursuant to             corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group, or another company.

Immediately after the completion of this offering, SiegCo SA will beneficially own          % of our ordinary shares. Following the completion of this offering and as long as SiegCo SA beneficially owns at least 50% of the voting power of our company, we will remain a “controlled company.”
Though we have no current intention to do so, we may in the future elect to rely on the “controlled company” exemptions under the              corporate governance rules, in particular in the event that we no longer qualify as a foreign private issuer and therefore cease to be eligible for the exemptions separately provided by such status. As a controlled company, we are eligible to and could elect not to comply with certain of the             corporate governance standards. Such standards include the requirement that a majority of directors on our board of directors are independent directors and the requirement that we have a compensation committee consisting entirely of independent directors. In such a case, our shareholders would not have the same protection afforded to shareholders of companies that are subject to all of the             corporate governance standards.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.
We do not anticipate paying any cash dividends in the foreseeable future.
We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our ordinary shares. As a result, capital appreciation in the price of our ordinary shares, if any, will be your only source of gain on an investment in our ordinary shares.
If you purchase ordinary shares in this offering, you will suffer immediate dilution of your investment.
The initial public offering price of our ordinary shares is substantially higher than the as adjusted net tangible book value per ordinary share. Therefore, if you purchase ordinary shares in this offering, you will pay a price per ordinary share that substantially exceeds our as adjusted net tangible book value per ordinary share after this offering. To the extent outstanding warrants are exercised, you will incur further dilution. Based on the assumed initial public offering price of $          per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of  $          per ordinary share, representing the difference between our as adjusted net tangible book value per ordinary share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of ordinary shares in this offering will have contributed approximately          % of the aggregate price paid by all purchasers of our ordinary shares but will own only approximately          % of our ordinary shares outstanding after this offering. See “Dilution.”
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our ordinary shares and our trading volume could decline.
The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our ordinary shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.

Cautionary statement regarding forward-looking statements
This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.
Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk factors” in this prospectus. These risks and uncertainties include factors relating to:
•
general economic, political, demographic and business conditions;

•
changes in economic conditions in the industries and countries in which our clients operate;

•
changes in market demand for, and level of spending on, digital marketing and technology;

•
the intensification of competition from next-generation IT services providers, digital agencies and design firms, large global consulting and outsourcing firms and traditional technology outsourcing IT services providers;

•
the levels of concentration of our revenue by geography, by industry vertical and by client and changes to such levels of concentration in the future;

•
our ability to implement our growth strategy, including identifying, acquiring and integrating strategic acquisition targets, and the demands we expect our rapid growth to place on our management and infrastructure;

•
the success of operating initiatives and our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends;

•
the availability of skilled IT professionals in Europe and the United States and our ability to attract, retain and effectively utilize such personnel;

•
changes in wage rates in countries where we operate, particularly with respect to IT professionals, as well as changes in other operating costs;

•
our ability to retain the services of key management personnel;

•
changes in foreign exchange rates, especially relative changes in exchange rates between the Euro and the U.S. Dollar, the Swedish Krona, the British Pound, the Canadian Dollar and the Indian Rupee;

•
our ability to obtain new clients and generate repeat business from existing clients and to manage the length of our selling cycles with our clients;

•
changes in government regulation and tax matters; and

•
other risk factors discussed under “Risk factors.”

Moreover, new risks emerge from time to time as we operate in a very competitive and rapidly changing environment. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the ‘‘Risk factors’’ section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, although we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

Use of proceeds
We estimate that we will receive net proceeds of approximately $      from the sale of the ordinary shares offered in this offering, or approximately $     if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $     per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of  $     per share would increase (decrease) our net proceeds by $     million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase (decrease) in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $     million, if the assumed initial public offering price stays the same.
The principal purposes of this offering are to (i) increase our capitalization and financial flexibility, (ii) increase our visibility in the marketplace and (iii) create a public market for our ordinary shares. We currently expect to use the net proceeds from this offering for general corporate purposes, such as for working capital, potential strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies, opening new offices and hiring additional employees.
However, we have no specific allocation for the use of the net proceeds to us from this offering, and our management retains the right to utilize the net proceeds as it determines. The actual allocation of our resources to the above or other uses will depend on the needs and opportunities that our management perceives at the time of allocation.
Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities. We do not expect that any proceeds will be used to fund dividends to ordinary shareholders.

Dividends and dividend policy
The amount of any dividends will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, cash requirements, prospects and any other factors deemed relevant by our board of directors.
Additionally, we are subject to English law constraints that may affect our ability to pay dividends on our ordinary shares and make other payments. Under English law, we may pay dividends or make distributions only out of our accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less our accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. In addition, as a European public limited liability company registered in England, we will not be permitted to declare and pay a dividend or make a distribution if, at the time, the amount of our net assets is less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that amount.

Capitalization
The table below sets forth our cash and cash equivalents and consolidated capitalization as of December 31, 2017:
•
on an actual basis; and

•
on an as adjusted basis to give effect to our sale of the ordinary shares in the offering and the receipt of approximately €             ($            ) in estimated net proceeds, based on an offering price of  €             ($            ) per ordinary share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, and the use of proceeds therefrom.

Investors should read this table in conjunction with our consolidated financial statements as well as “Use of proceeds,” “Exchange rates,” “Management’s discussion and analysis of financial condition and results of operations,” and the other financial information included in this prospectus. Our capitalization following the closing of the offering will be adjusted based on the actual initial offering price and other terms of the offering determined at pricing.
As of December 31, 2017
(in thousands, except share data)	Actual	As adjusted to give effect to this Offering
Cash and cash equivalents(1)	€	€
Borrowings from credit institutions (non-current portion)	€	€
Borrowings from credit institutions (current portion)
Total borrowings
Capital (27,489,052 ordinary shares issued and outstanding on an actual basis; ordinary shares issued and outstanding on an as adjusted basis to give effect to this offering)
Reserves
Net Income attributable to equity holders of the parent
Total equity(1)
Total capitalization(1)(2)	€	€
(1) Each $1.00 increase (decrease) in the offering price per ordinary share would increase (decrease) our cash and cash equivalents, total equity and total capitalization by €            ($           ) , assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase (decrease) in the number of shares offered by us would increase (decrease) our cash and cash equivalents, total equity and total capitalization by €            ($           ).
(2) Total capitalization consists of total borrowings plus total equity.

Dilution
At December 31, 2017, we had a net tangible book value of  €     million ($     million), or €     ($    ) per share, based on             ordinary shares outstanding. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding.
After giving effect to the sale by us of the             ordinary shares offered by us in this offering, and based on an offering price of  €     ($    ) per ordinary share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value estimated at December 31, 2017 would have been approximately €     million ($     million), or €     ($    ) per share. This represents an immediate increase in net tangible book value of  €     ($    ) per share to existing shareholders and an immediate dilution in net tangible book value of  €      ($    ) per share to new investors purchasing ordinary shares in this offering. Dilution for this purpose represents the difference between the price per ordinary share paid by these purchasers and the as adjusted net tangible book value per ordinary share after giving effect to the offering, immediately after the completion of the offering.
The following table illustrates this per share dilution to new investors purchasing ordinary shares in this offering:
	Euros		U.S. dollars (convenience translation)
Assumed initial public offering price
Net tangible book value per share at December 31, 2017
Increase per share attributable to new investors
As adjusted net tangible book value per share after giving effect to this offering
Dilution per share to new investors	€		$
Percentage of dilution in net tangible book value per share for new investors		%	%
Each $1.00 increase (decrease) in the offering price per ordinary share would increase (decrease) our as adjusted net tangible book value by €     ($    ) per ordinary share (assuming no exercise of the underwriters’ option to purchase additional shares) and the dilution to investors in the offering by €     ($    ) per ordinary share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares in full, as adjusted net tangible book value per share as of December 31, 2017 will increase to €     ($    ) per share, representing an increase to existing shareholders of  €     ($    ) per share, and there will be an immediate dilution of  €     ($    ) per share to new investors.
Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding warrants are exercised, new options or warrants are issued and exercised under our equity incentive plans or we issue additional ordinary shares, other equity securities or convertible debt securities in the future. See ‘‘Risk factors—Certain factors relating to our ordinary shares and this offering—If you purchase ordinary shares in this offering, you will suffer immediate dilution of your investment.’’

Exchange rates
A significant portion of our operating income is exposed to foreign exchange fluctuations, including fluctuations in the exchange rates among the U.S. dollar and the Euro. The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in U.S. dollars per Euro. The average rate is calculated by using the average of the U.S. Federal Reserve’s reported exchange rates on each day for which such information is available during a monthly period and on the last day for which such information is available of each month during an annual period. As of            , 2018, the exchange rate for the purchase of U.S. dollars last reported by the U.S. Federal Reserve was $     per Euro.
The translation rates applied to U.S. dollar amounts as of and for the years ended December 31, 2017, 2016 and 2015 that have been translated into Euros were, respectively, one Euro per $1.2022, $1.0552 and $1.0859, the respective exchange rates last reported by the U.S. Federal Reserve as of December 31, 2017, 2016 and 2015.
(U.S. dollars per Euro)	Period-end	Average for period	Low	High
Year ended December 31:
2013	1.3779	1.3303	1.2774	1.3816
2014	1.2101	1.3210	1.2101	1.3927
2015	1.0859	1.1032	1.0524	1.2015
2016	1.0552	1.1029	1.0375	1.1516
2017	1.2022	1.1301	1.0416	1.2041
Month ended:
September 30, 2017	1.1813	1.1913	1.1747	1.2041
October 31, 2017	1.1648	1.1755	1.1580	1.1847
November 30, 2017	1.1898	1.1743	1.1577	1.1936
December 31, 2017	1.2022	1.1836	1.1725	1.2022
January 31, 2018	1.2422	1.2164	1.1922	1.2488
February 28, 2018	1.2211	1.2340	1.2211	1.2482
March 2018

Selected financial and other information
The selected income statement and balance sheet data of Valtech, presented in Euros, as of and for the years ended December 31, 2015, December 31, 2016 and December 31, 2017 is derived from our audited consolidated financial statements prepared in Euros and included elsewhere in this prospectus. We maintain our books and records in Euros and prepare our consolidated financial statements in accordance with IFRS as issued by the IASB.
This financial information should be read in conjunction with “Presentation of financial and other information,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.
	Year ended December 31,
	2015	2016	2017
(in thousands)	Euros	Euros	Euros	U.S. dollars (convenience translation)
Consolidated statement of income:
Revenue	€184,119	€204,589	€	$
Other revenue	787	3,212
Total revenue	184,906	207,801
Cost of sales	(122,032)	(135,872)
Gross margin	62,874	71,929
Commercial costs	(11,462)	(13,900)
Administrative costs	(40,921)	(43,259)
Restructuring costs	(921)	(1,360)
Other income and operating expenses	428	(214)
Operating result	9,997	13,196
Cost of gross financial debt	(168)	(804)
Interest income on cash and cash equivalents	25	51
Other financial income and expenses	218	(143)
Net income before tax from continuing business	10,072	12,301
Income tax expense	(3,135)	(3,416)
Income (loss) from discontinued operations	(1,519)	(4,703)
Net income attributable to equity holders of the parent	€5,418	€4,182	€	$

	Year ended December 31,
	2015	2016	2017
(in thousands)	Euros	Euros	Euros	U.S. dollars (convenience translation)
Consolidated statement of financial position:
Goodwill	€15,778	€28,247	€	$
Intangible assets, net	2,215	11,111
Tangible assets, net	4,304	7,411
Non-current financial assets, net	2,887	2,754
Deferred tax assets	3,335	3,559
Assets available for sale	1,981	—
Accounts receivable and related accounts	55,532	57,950
Other current assets	9,350	10,838
Cash and cash equivalents	17,577	48,577
Total assets	€112,959	€170,447	€	$
Equity	€59,158	€63,529	€	$
Provisions for risks and expenses (current and non-current)	3,483	2,019
Pensions and severance pay on retirement	528	1,009
Borrowings from credit institutions (current and non-current)	115	43,283
Deferred tax liabilities	894	3,013
Accounts payable and related accounts	20,329	19,676
Financial liabilities–current portion	28,452	37,918
Liabilities (current and non-current)	53,801	106,918
Total equity and liabilities	€112,959	€170,447	€	$

Management’s discussion and analysis of financial condition and results of operations
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017 and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of financial and other information” and “Selected financial and other information.”
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary statement regarding forward-looking statements” and “Risk factors.”
Our audited financial statements have been prepared in accordance with IFRS as issued by the IASB. All amounts are in Euros except where otherwise indicated.
Overview
Valtech is a next-generation digital transformation services provider focused on helping medium and large organizations as they embrace the digital age. We provide a streamlined portfolio of integrated offerings, encompassing strategy, design, technology integration and data analytics through which we build and operate our clients’ critical customer engagement and e-commerce platforms while maintaining their brand consistency.
Our end-to-end offerings span all areas of digital transformation. We help our clients design and map the right interactions and touchpoints across the customer journey, focusing on enhancing the end-user experience. We use existing data to provide our clients with a comprehensive view of their customers’ behaviors, allowing them to better target and personalize consumer experiences with their brand. Using this targeted approach, we design, build and integrate customer responsive platforms that access multiple digital channels in a consistent manner, while increasing the interactions and touchpoints and continuously enhancing our clients’ knowledge of their customers. In addition to our ability to design and build these platforms, we provide a wide array of ongoing digital services (such as channel and campaign management, content creation, data and analytics, personalization and automation of services, as well as conversion rate optimization) to help our clients operate and maximize the value of these platforms.
We offer deep domain expertise across select industry verticals, including retail, automotive, government, financial services, travel and hospitality, media and healthcare. By focusing on developing key solutions across select verticals, we have developed proprietary tools and methodologies, intellectual property and capabilities that we believe can enhance the performance of our clients’ platforms while continuously advancing our own technological capabilities.
Our clients primarily consist of medium and large corporations located across Europe, North America, South America, Asia and Australia. Global companies require trusted partners with the reach and presence to engage with them at their local offices, while simultaneously implementing a global digital transformation coordinated across all regions in which they operate. Our multidisciplinary teams of engineers, programmers, business consultants, creative designers and marketers located, as of December 31, 2016, in 35 offices based in 15 countries across five continents consistently work together and collaborate to orchestrate omni-channel customer journeys that are tailored to the specific geographies of multi-national corporations.

We believe we have become one of the leading independent digital transformation services providers in the world, with 1,836 employees as of December 31, 2016, and with broad geographic and industry diversification. Our total revenue has grown from €184.9 million in the year ended December 31, 2015 to €207.8 million in the year ended December 31, 2016, representing a growth rate of 12.4%.
Factors affecting our results of operations
In the last few years, technology innovation, related market trends and a shift towards a consumer-centric economy, the “economy of experience”, have created unprecedented disruption for companies as they look to embrace digital transformation. The constant state of change in this new economy of experience poses the most significant challenge for companies, as it requires organizations to innovate and grow since cost-cutting measures are no longer sufficient to compete and drive value. We believe that this has created a large and growing market opportunity for a new type of service provider that has a deep understanding of these emerging technologies and related market trends and can offer a comprehensive approach to digital transformation.
We believe that the most significant factors affecting our results of operations include:
•
Market demand for digital transformation services and related market trends. The demand for digital transformation services has grown significantly in recent periods in Europe and North America, which are the regions in which most of our clients operate. The growth in demand has and may continue to positively impact our revenue and results of operations. Conversely, if the growth in demand for digital transformation services slows or declines in key regions in which we operate, our revenue and results of operations may be negatively affected.

•
Economic conditions in the industries and countries in which our clients operate and their impact on our clients’ spending on digital transformation services. A substantial majority of our clients are concentrated in seven specific industry verticals (retail, automotive, government, financial services, travel and hospitality, media and healthcare), which accounted for 81.8% of our revenue for the year ended December 31, 2015, 84.2% of our revenue for the year ended December 31, 2016 and     % of our revenue for the year ended December 31, 2017. In addition, most of our revenue is derived from clients located in Europe or the United States. Changing economic conditions in any of our targeted industries or in the countries where our clients operate may affect the amount and timing of our clients’ spending on digital transformation services, which could affect our results of operations.

•
Increases in wage rates of, and competition for, IT professionals in countries where we operate. Wage rates of IT professionals in several of the countries in which we operate have increased in recent years, driven, among other factors, by increased competition for such professionals’ services. Salaries are our most significant operating expense, and if wage costs for IT professionals increase at unanticipated rates, it may reduce our profitability. The impact of wage inflation is mitigated to a limited extent by several factors, including our ability to rely on subcontractors for short-term staffing needs and our ability to pass some costs to our clients through specific contractual provisions. Additionally, increased worldwide competition for skilled technology professionals, particularly in Europe and in the United States, may lead to a shortage in the availability of qualified personnel in the locations where we operate and hire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:
•
Our ability to manage the length of our selling cycles with our clients. We have a long selling cycle for our services, which requires a significant upfront investment of time on our part. Our ability to recognize revenue and consequently our results in any given period depend in part on our ability to manage the length of our selling cycles with our clients. Our average selling cycle is approximately 12 months, with smaller projects generally having a shorter selling cycle of approximately six months and larger projects often having a longer selling cycle.

•
Our ability to efficiently utilize skilled IT professionals and to adapt the size of our teams in response to changes in demand. Our IT professional headcount was 1,367 at December 31, 2015, 1,574 at December 31, 2016 and    at December 31, 2017, representing 86.0%, 85.7% and     % of our total headcount as of each date, respectively. The total compensation paid to our IT professionals was €65.8 million, €75.7 million and €     in the years ended December 31, 2015, 2016 and 2017, respectively. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. On the other hand, unanticipated increases in the demand for our services could place strains on our existing employees while we recruit and retain additional personnel. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

•
Our ability to identify, integrate and effectively manage businesses that we acquire. We engage in strategic acquisitions to complement and expand our business. This will likely remain an important part of our competitive strategy. If we are unable to complete the number and kind of acquisitions for which we plan, or if we are inefficient or unsuccessful at integrating acquired businesses into our operations, we may not be able to achieve our planned rates of growth or improve our market share, profitability or competitive position in specific markets or services. See also below discussion of  “Acquisitions.”

•
Changes in foreign exchange rates, especially relative changes in exchange rates between the Euro and the U.S. dollar and the British pound. See below discussion of  “Quantitative and qualitative disclosures about market risk—Foreign currency exchange rate risk.”

See “Risk factors” for further discussion of certain of these factors as well as other factors that may affect our results of operations.
Acquisitions
Strategic acquisitions to complement and expand our business have been and will likely remain an important part of our competitive strategy. Since January 1, 2016, we have completed seven acquisitions, which have allowed us to expand our existing verticals, increase revenue and create new service offerings. The financial impact of acquisitions may affect the comparability of our results from period to period. Our acquisition strategy also entails certain risks, including the risks that we may not be able to successfully integrate and effectively manage businesses that we acquire.
Acquisition of Graion (Argentina), now known as Valtech Digital SA
On June 1, 2016, we acquired the business assets of Graion, based in Buenos Aires, Argentina. We believe this acquisition will enable us to strengthen our production capacity in the Americas by providing us with the expertise of 30 digital marketing consultants that Graion employed at the time of the acquisition. Pursuant to the purchase agreement, we paid Graion €0.4 million upon closing and €0.3 million in the form of our ordinary shares after closing. We estimated the provisional goodwill resulting from this transaction at around €0.7 million.
Acquisition of eFocus Strategy & Webdesign B.V. (Netherlands), now known as Valtech BV
On July 1, 2016, we acquired the digital agency eFocus Strategy & Webdesign B.V., or eFocus, based in the Netherlands. eFocus’s revenue was €19.1 million for the year ended December 31, 2015 at the time of the acquisition and the company employed over 200 people in four Netherlands offices. Pursuant to the purchase agreement, we paid the sellers €9.4 million upon closing with a €1.2 million holdback payment and subsequently paid them €6 million in the form of our ordinary shares. Subject to certain conditions, the sellers are also entitled to receive earn-out payments, which will vary depending on the performance of the company measured from the time of the acquisition until 36 months after the acquisition. We believe this transaction will allow us to successfully expand into a new growing market, gain new customers and give us an opportunity to broaden our business relationship with them by leveraging our international network and broad service offering, while serving the Dutch affiliates of existing customers from other Valtech entities. We estimated the provisional goodwill resulting from this transaction at around €11.4 million.
Acquisition of People Interactive (Germany)
On January 30, 2017, we acquired People Interactive, a German digital creative agency, which has been merged into Valtech GmbH. People Interactive’s revenue was €10.0 million in the year ended December 31, 2016, and at the time of the acquisition the company employed around 80 people in Cologne. We believe this acquisition will strengthen our digital creative capabilities and help us gain new customers in Germany. We paid the sellers €6.5 million upon closing with a €0.7 million holdback payment and subsequently paid them €3.6 million in the form of our ordinary shares. Subject to certain conditions and the achievement of certain targets for the year ended December 31, 2017, the sellers are also entitled to receive up to €3.6 million in cash. We estimated the provisional goodwill resulting from this transaction at around €12.7 million.
Acquisition of SoftTech LLC (Ukraine), now known as Valtech LLC
On March 31, 2017, we acquired SoftTech LLC, a company based in Ukraine developing ecommerce engines for a variety of customers. We believe that this acquisition will strengthen our ability to deliver ecommerce platforms to our customers worldwide. At the time of the acquisition, SoftTech employed around 100 people, and their revenue was €3.4 million in the year ended December 31, 2016. We agreed to pay a purchase price of  €2.6 million, of which €0.9 million has been paid to the sellers at closing, €1.2 million was subsequently paid in the form of our ordinary shares, and €0.5 million will be paid in cash between September 2017 and June 2018 subject to certain conditions. We estimated the provisional goodwill resulting from this transaction at around €2.6 million.
Acquisition of Non-Linear Creations Inc. (Canada, the United States, Brazil and the United Kingdom)
On June 1, 2017, we acquired Non-Linear Creations Inc., or Non-Linear, a multi-national digital services company with offices in Canada, the United States, Brazil and the United Kingdom. Non-Linear’s combined revenue was CAD$10.6 million in 2016 (year end of August), and at the time of the acquisition the company employed 80 people. We believe this acquisition will support the growth of our North American operations as well as our continued global expansion. We agreed to pay a purchase price of  €8.7 million, of which €4.8 million has been paid to the sellers at closing with a €0.4 million holdback payment and €3.5 million will subsequently be paid in the form of our ordinary shares, subject to certain conditions. We estimated the provisional goodwill resulting from this transaction at around €5.8 million.
Acquisition of Codehouse A/S (Denmark)
On October 31, 2017, we acquired Codehouse A/S, a digital web development agency, with offices in Denmark. At the time of the acquisition, Codehouse had 24 full-time employees in Denmark. We believe this acquisition will strengthen our production capacity and help us gain new customers and further develop our business in Denmark. We agreed to pay a purchase price of  €3.2 million, of which €0.8 million has been paid to the sellers at closing, with the remainder to be paid in the form of our ordinary shares and cash, subject to certain conditions. As partial consideration for the acquisition, we also agreed to issue 4,000 warrants at the time of our next warrant grant. We estimated the provisional goodwill resulting from this transaction at around €    million.
Acquisition of True Clarity Limited (United Kingdom)
On February 9, 2018, we acquired True Clarity Limited, a digital web services company, with offices in Bristol and London. At the time of the acquisition, True Clarity had 40 full-time employees in the United Kingdom. We believe this acquisition will strengthen our technical capabilities and add several leading global corporations to our client base. We agreed to pay a purchase price of  £16.0 million, of which £8.0 million has been paid to the sellers at closing, with a £1.6 million holdback payment, and £6.4 million will subsequently be paid in the form of our ordinary shares, subject to certain conditions. As partial consideration for the acquisition, we also agreed to issue a total of 25,000 warrants to certain key employees within a year of closing. We estimated the provisional goodwill resulting from this transaction at around €    million.
Key components of our results of operation
Revenue
Revenue is derived primarily from providing digital transformation services to our clients, including digital platform development and digital marketing. Revenue consists of digital transformation services revenue including reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients. Revenue reported as other revenue consists of revenue that is not related to the time our staff worked on projects, including, for example, proceeds from legal settlements.
We perform our services primarily under time-and-material contracts (where materials costs consist of travel and other out-of-pocket expenses) and, to a lesser extent, fixed-price contracts. Revenue from our time-and-material contracts represented 84.4%, 79.7% and     % of total revenue for the years ended December 31, 2015, 2016 and 2017, respectively. Revenue from our fixed-price contracts represented 15.6%, 20.3% and       % of total revenue for the years ended December 31, 2015, 2016 and 2017, respectively. We recognize revenue for time-and-materials services as and when services are provided and under fixed price contracts based on the percentage of completion method of accounting.
Below, we discuss the breakdown of our revenue by (i) geographic location, (ii) industry vertical and (iii) client concentration.
Revenue by geographic location
Our revenue is generated primarily by our business operations in two major geographic markets: Europe and North America. The table below sets forth the revenue from third parties billed by our offices in each of the specified countries by amount and as a percentage of our revenue for the years indicated. Projects not handled by a specific country are included in “Global Delivery,” and our operations in Argentina, Brazil, India and Ukraine are grouped under the category “Other.”
	Year ended December 31,
(in thousands; except for percentages)	2015		2016		2017
By geography
Germany	€34,309	18.6%	€41,354	19.9%	€	%
Sweden	31,813	17.2%	33,250	16.0%		%
United Kingdom	34,874	18.9%	30,585	14.7%		%
France	30,493	16.5%	29,040	14.0%		%
Denmark	13,364	7.2%	14,191	6.8%		%
Netherlands	—	—	10,675	5.1%		%
Switzerland	723	0.4%	2,103	1.0%		%
Europe	€145,576	78.7%	€161,202	77.6%	€	%
United States	29,997	16.2%	29,379	14.1%		%
Canada	3,385	1.8%	7,648	3.7%		%
North America	33,382	18.1%	37,027	17.8%		%
Australia	2,098	1.1%	5,318	2.6%		%
Singapore	184	0.1%	1,071	0.5%		%
Asia–Pacific	2,282	1.2%	6,389	3.1%		%
Global Delivery	—	—	74	0.0%
Other	3,666	2.0%	3,109	1.5%		%
Revenue	€184,906	100.0%	€207,801	100.0%	€	100%
Revenue by industry vertical
We are a provider of digital transformation services to enterprises in a range of industry verticals including, in particular, retail, automotive, government, financial services, travel and hospitality, media and healthcare—the seven verticals which are the focus of our business development efforts. We believe our focus on these verticals is one of the main drivers of our revenue growth. The following table sets forth our revenue by industry vertical by amount and as a percentage of our revenue for the years indicated.

	Year ended December 31,
(in thousands; except for percentages)	2015		2016		2017
By industry vertical
Retail	€36,379	19.7%	€50,325	24.2%	€	%
Automotive	21,732	11.8%	27,722	13.3%		%
Government	29,636	16.0%	26,456	12.7%		%
Financial services	16,520	8.9%	22,145	10.7%		%
Travel and hospitality	17,430	9.4%	18,592	8.9%		%
Media	15,740	8.5%	17,015	8.2%		%
Healthcare	13,739	7.4%	12,707	6.1%		%
Technology and Telecom	3,934	2.1%	4,281	2.1%		%
Manufacturing	3,087	1.7%	4,762	2.3%		%
Utility	437	0.2%	1,218	0.6%		%
Other	26,273	14.2%	22,579	10.9%		%
Revenue	€184,906	100%	€207,801	100%	€	100%
In 2016, the two industry verticals that contributed the most to our revenue from new clients were retail and government, which represented 36.3% and 10.9%, respectively, of our revenue from new clients. In 2017, the two industry verticals that contributed the most to our revenue from new clients were              and             , which represented          % and          %, respectively, of our revenue from new clients.
Revenue by client concentration
We have increased our revenue by expanding the scope and size of our engagements, and we have grown our key client base primarily through our business development efforts.
Revenue from our largest client was €13.0 million in 2015, €16.6 million in 2016 and €    in 2017, representing    %, 8.0% and    % of our revenue, respectively. Our top 10 clients made up 31.9% of our revenue in 2015, 28.5% of our revenue in 2016 and          % of our revenue in 2017.
Our ability to deliver a variety of digital transformation services and our focus on the quality of our project delivery is reflected in the fact that existing clients contributed 77.7%, 83.0% and          % of our revenue in 2015, 2016 and 2017, respectively. The number of our clients that each accounted for at least €1 million of our annual revenue increased from 45 in 2015 to 54 in 2016 to      in 2017, primarily due to an increase in the size of our engagements and the expansion of their scope.
Operating expenses
Cost of sales
The principal components of our cost of sales are salaries, employee benefits, subcontractor costs and traveling expenses. Where services are performed by contractors, the entire cost of contractors is included in cost of sales. With respect to employees, the entire compensation for the time that our employees work for us is included in our cost of sales, regardless of the allocation of their time on projects. All traveling expenses of our employees and contractors working on projects for our clients are recorded in our cost of sales.
Also included in cost of sales is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients.

Costs incurred on internal projects that qualify to be recognized as internally generated intangible assets are deducted from cost of sales.
Our cost of sales grew in line with the increase in our revenue from 2015 to 2016, primarily driven by the addition of 246 new employees, from 1,590 as of December 31, 2015 to 1,836 as of December 31, 2016. Our acquisitions in 2016 of Graion and eFocus added a total of 238 employees to our headcount. Our cost of sales [grew/decreased]             from 2016 to 2017, primarily driven by             .
We expect that as our revenue grows in future periods, our cost of sales will increase.
Commercial costs
Commercial costs primarily represent selling and advertising costs and include items such as the salaries of our sales and marketing personnel, their traveling costs and publicity and marketing expenses, as well as the cost of sales automation software.
Our commercial costs have increased from €11.5 million in 2015 to €13.9 million in 2016 to support the growth of our revenue. Our commercial costs have [increased/decreased] from €13.9 million in 2016 to              in 2017, due to          . We expect our commercial costs to continue to increase in the future in line with revenue growth. The growth of commercial costs is driven by the expansion of our sales and marketing teams, as well as an increase in marketing expenses. We anticipate that acquisitions of new businesses in the future may also increase our commercial costs.
Administrative costs
Administrative costs include compensation and other expenses of our senior management and administrative personnel. Administrative costs also include office related costs, costs for professional services, including legal, audit and insurance services, traveling costs of management and administrative personnel, depreciation of assets not specifically used on projects, taxes other than those levied on corporate income and other expenses. We expect that our administrative costs will increase as a result of costs associated with being a public company in the United States.
We also expect our continuing investments in business management software to increase the amount of depreciation of assets not specifically used on projects in the future and, thus, our administrative costs. However, we expect to benefit from more efficient administrative processes, including as a result of our implementation of business management software, to contain the growth rate of our administrative costs below the growth rate of our revenue and gross profit.
Cost of gross financial debt and other financial income and expenses
Our cost of gross financial debt includes interest paid to holders and fees from our 4.25% notes due July 2022 and our 4.50% notes due October 2024, fees paid to banks providing receivables-based credit facilities or overdraft facilities and fees paid to banks that assisted us in obtaining financing from lenders. Fees paid in connection with the July 2016 issuance of our €42.5 million principal amount of 4.25% notes due July 2022 and the October 2017 issuance of our €33 million principal amount of 4.50% notes due October 2024 are depreciated over the lifetime of the notes. Our cost of gross financial debt increased in 2016 as a result of the July 2016 issuance. Our cost of gross financial debt [increased/decreased] in 2017 as a result of              .
Depending on market conditions and the availability of different sources of funding, and the cost thereof, we may increase our debt in the future to provide adequate funding to support our growth. If we do, we expect the cost of our gross financial debt to increase. We also expect the cost associated with our receivables-based credit facilities to increase if interest rates in Europe increase, as most of these facilities bear a variable interest rate based on EURIBOR.

Other financial income and expenses income includes foreign currency gains and losses and the impact of provisions for financial risks and charges.
Income tax expense
Our income tax expense includes both current and deferred income taxes. Because we operate in a number of countries, our income is subject to taxation in various jurisdictions with a range of tax rates. Therefore, we need to apply significant judgment to determine our consolidated income tax position. As a result of our multi-jurisdictional operations, we are exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of these tax laws.
We expect our income tax expense to grow as our profit before tax grows. We benefit from tax losses carried forward in certain jurisdictions that may reduce our average income tax expense rate if and when our operations in these jurisdictions record a profit before tax.
Depending on our estimates of our future profits in the jurisdictions where we benefit from tax losses carried forward, we may recognize additional deferred tax assets in the future, which may reduce our total income tax expense for the period in which we recognize these deferred tax assets.
Results of operations
We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

The following table summarizes our results of operations for the years ended December 31, 2015, 2016 and 2017:
	Year ended December 31
(€ in thousands and as a % of total revenue, unless noted)	2015		2016		2017
Consolidated statement of income:
Revenue	€184,119	99.6%	€204,589	98.5%	€	%
Other revenue	787	0.4%	3,212	1.5%		%
Total revenue	184,906	100.0%	207,801	100.0%		%
Cost of sales	(122,032)	(66.0)%	(135,872)	(65.3)%		%
Gross margin	62,874	34.0%	71,929	34.6%		%
Commercial costs	(11,462)	(6.2)%	(13,900)	(6.7)%		%
Administrative costs	(40,921)	(22.1)%	(43,259)	(20.8)%		%
Restructuring costs	(921)	(0.5)%	(1,360)	(0.7)%		%
Other income and operating expenses	428	0.2%	(214)	(0.1)%		%
Operating result	9,997	5.4%	13,196	6.4%		%
Cost of gross financial debt	(168)	(0.1)%	(804)	(0.4)%		%
Interest income on cash and cash equivalents	25	0.0%	51	0.0%		%
Other financial income and expenses, net	218	0.1%	(143)	0.1%		%
Net income before tax from continuing business	10,072	5.4%	12,301	5.9%		%
Income tax expense	(3,135)	(1.7)%	(3,416)	(1.6)%		%
Income (loss) from discontinued operations	(1,519)	(0.8)%	(4,703)	(2.3)%		%
Net income attributable to equity holders of the parent	€5,418	2.9%	€4,182	2.0%	€	100%
Year ended December 31, 2016 compared to year ended December 31, 2017
Revenue
Revenue [grew/declined] from €204.6 million in 2016 to          in 2017, representing an [increase/decrease] of      , or         %. The [increase/decrease] was primarily attributable to          .
We experienced significant growth of our business with clients in the following industries:
Other revenue
Other revenue [grew/declined] from €3.2 million in 2016 to         in 2017, representing an [increase/decrease] of       , or         %. The [increase/decrease] was primarily attributable to         .
Cost of sales
Cost of sales [increased/decreased] from €135.9 million in 2016 to          in 2017, representing an [increase/decrease] of         , or         %. The [increase/decrease] was primarily attributable to          .

Consolidation with the businesses we acquired in 2017 added €             million to our cost of sales in 2017.
Commercial costs
Commercial costs [increased/decreased] from €13.9 million in 2016 to             in 2017, representing an [increase/decrease] of           , or          %. The cost of our sales and marketing staff  [increased/decreased] by          , or          %, from €10.3 million in 2016 to          million in 2017. Our marketing expenses [increased/decreased] by         , or          %, from €2.3 million to         . Other commercial costs [increased/decreased] from €0.5 million in 2016 to         in 2017.
Commercial costs of recently acquired business account for €              million of  [the total increase in] our commercial costs in 2017.
Administrative costs
Administrative costs [increased/decreased] from €43.3 million in 2016 to              in 2017, representing an increase of             , or       %. The [increase/decrease] was primarily attributable to             .
In 2017, the impact on our administrative costs of companies that became financially consolidated with us was an additional         .
Restructuring costs
Restructuring costs [increased/decreased] from €1.4 million in 2016 to         in 2017, representing an [increase/decrease] of       , or         %. The [increase/decrease] was primarily attributable to      .
Other income and operating expenses
Other income and operating expenses [increased/decreased] from a loss of  €0.2 million in 2016 to a [gain/loss] of       in 2017, representing a net [increase/decrease] of        . The [increase/decrease] was primarily attributable to      .
Cost of gross financial debt
Cost of gross financial debt [increased/decreased] from €0.8 million in 2016 to         in 2017, representing an [increase/decrease] of        , or       %. The [increase/decrease] was primarily attributable to       .
Other financial income and expenses, net
Other financial income and expenses produced a gain of  €0.1 million in 2016 and a [gain/loss] of              in 2017.
Income tax expenses
Income tax expense [increased/decreased] from €3.4 million in 2016 to          in 2017, representing an [increase/decrease] of       , or      %. The [increase/decrease] was primarily attributable to      .
Income (loss) from discontinued operations
We had a [gain/loss] from discontinued operations of  €4.7 million in 2016 and        in 2017, representing an [increase/decrease] of       , or       %. The [increase/decrease] was primarily attributable to       .

Net income attributable to equity holders of the parent
As a result of the foregoing, our net income attributable to equity holders of the parent [increased/decreased] from €4.2 million in 2016 to       in 2017, representing a [increase/decrease] of          , or       %.
Year ended December 31, 2015 compared to year ended December 31, 2016
Revenue
Revenue grew from €184.1 million in 2015 to €204.6 million in 2016, representing an increase of €20.5 million, or 11.1%. The increase was primarily attributable to the growth of our business in Germany, from €34.3 million in 2015 to €41.4 million in 2016, an increase of 20.7%, caused by the continuing development of our business in the automotive sector; the full year impact of the acquisition of a company in Canada in 2015, which added €7.6 million to our revenue in 2016; and to the acquisition of eFocus (Netherlands) which was consolidated for a period of six months in 2016 and contributed €10.7 million to our revenue. To a lesser extent, revenue in Australia was also a contributor to revenue growth and increased from €2.1 million in 2015 to €5.3 million in 2016, representing an increase of  €3.2 million. This growth was primarily attributable to the development of our business in Australia in our core digital marketing capabilities.
Revenue was negatively affected by the drop in the value of the British Pound compared to the Euro: the contribution of our revenue in the United Kingdom decreased from €34.9 million in 2015 to €30.6 million in 2016, a decrease of  €4.3 million or 12.3%, of which €4.1 million was due to the drop in the value of the British Pound.
We experienced significant growth of our business with clients in the following industries:
•
Retail: Our revenue from retail grew €13.9 million, from €36.4 million in 2015 to €50.3 million in 2016. The increase in revenue in this industry vertical was primarily attributable to a strong demand for services that help retailers and luxury brands respond to customer expectations for seamless and innovative shopping experiences both in store and online.

•
Automotive: Our revenue from automotive grew €6.0 million, from €21.7 million in 2015 to €27.7 million in 2016. The increase in revenue in this industry vertical was primarily attributable to a strong demand for services related to connectivity and entertainment in cars.

•
Financial services: Revenue from financial services grew from €16.5 million in 2015 to €22.1 million in 2016, representing an increase of  €5.6 million. The increase in revenue in this industry vertical was primarily attributable to a rising demand for digital marketing services by market leaders.

Other revenue
Other revenue grew from €0.8 million in 2015 to €3.2 million in 2016, representing an increase of €2.4 million, or 308.1%. The increase was primarily attributable to the proceeds of a settlement agreement resolving a dispute between one of our competitors and us in the United States.
Cost of sales
Cost of sales increased from €122.0 million in 2015 to €135.9 million in 2016, representing an increase of  €13.9 million, or 11.4%. The increase was primarily attributable to an increase in staff costs, which grew by €11.4 million, or 13.6%, from €83.9 million in 2015 to €95.3 million in 2016, and an increase in subcontractors costs, which grew by €3.6 million, or 10.0%, from €35.5 million in 2015 to €39.1 million in 2016. The increase in staff costs was mostly due to a higher headcount in IT professionals: we had 1,367 staff members as of December 31, 2015 and 1,574 as of December 31, 2016.

Consolidation with the businesses we acquired in the Netherlands and in Argentina added €6.2 million to our cost of sales in 2016. The full year impact of the company we acquired in Canada in 2015 added another €2.5 million to our cost of sales in 2016.
Commercial costs
Commercial costs increased from €11.5 million in 2015 to €13.9 million in 2016, representing an increase of  €2.4 million, or 20.9%. The cost of our sales and marketing staff increased by €1.4 million, or 15.7%, from €8.9 million in 2015 to €10.3 million in 2016. We reduced our marketing expenses by €0.2 million, or 8.0%, from €2.5 million in 2015 to €2.3 million in 2016 as we continuously reviewed and took action to lessen the cost impact of our marketing efforts, including, for example, by leveraging existing marketing materials. Other commercial costs, which include depreciation costs of our new sales automation software, rose from €0.1 million in 2015 to €0.5 million in 2016.
Commercial costs of the recently acquired business in the Netherlands, which was consolidated as of July 1 2016, accounted for €0.6 million of the total increase in our commercial costs in 2016.
Administrative costs
Administrative costs increased from €41.0 million in 2015 to €43.3 million in 2016, representing an increase of  €2.3 million, or 5.6%. The increase was primarily attributable to the impact on our administrative costs of companies that became financially consolidated with us of  €3.1 million, combined with higher office rent costs, which grew by €0.5 million due to the relocation of our office space in London and the expansion of our office space in New York, partially offset by savings in other locations. Other factors that contributed to the increase of our administrative costs were human resources expenses (training, events and recruitment fees), which grew by €0.6 million, and depreciation expense, which grew by €0.3 million in 2016 in connection with our investments in new offices and our continuing investments in business information systems.
Restructuring costs
Restructuring costs increased from €0.9 million in 2015 to €1.4 million in 2016, representing an increase of  €0.5 million, or 55.6%. The increase was primarily attributable to the cost of restructuring a non-core business in France and includes the cumulative loss on a sublease contract for premises that were no longer needed.
Other income and operating expenses
Other income and operating expenses decreased from a gain of  €0.4 million in 2015 to a loss of €0.2 million in 2016, representing a net decrease of  €0.6 million. The decrease was primarily attributable to the net impact of the sale of a business in France and to the reevaluation of debt associated with an acquisition, both of which occurred in 2016, compared to the diminution of the same debt on acquisitions in 2015.
Cost of gross financial debt
Cost of gross financial debt increased from €0.2 million in 2015 to €0.8 million in 2016, representing an increase of  €0.6 million, or 300.0%. The increase was primarily attributable to the interest paid on the €42.5 million principal amount of our 4.25% notes due July 2022, which were issued in July 2016.
Income tax expenses
Income tax expense increased from €3.1 million in 2015 to €3.4 million in 2016, representing an increase of  €0.3 million, or 9.7%. The increase was primarily attributable to tax losses carried forward in 2015 in Germany resulting in a higher effective tax rate in Germany and fewer deferred tax assets recognized in 2016, partially offset by reduced income tax expense in India due to the settlement of several tax audits in our favor.
Income (loss) from discontinued operations
We had a loss from discontinued operations of  €1.5 million in 2015 and €4.7 million in 2016, representing an increase of  €3.2 million, or 213.3%. The increase was primarily attributable to the settlement of a legal dispute with a former customer of our disposed subsidiary in the United States, a legacy IT staffing firm that was deemed to be inconsistent with Valtech’s strategy.
Net income attributable to equity holders of the parent
As a result of the foregoing, our net income attributable to equity holders of the parent decreased from €5.4 million in 2015 to €4.2 million in 2016, representing a decrease of €1.2 million, or 22.2%.
Liquidity and capital resources
Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:
•
our ability to generate cash flows from our operations;

•
changes in working capital needs;

•
the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness;

•
the availability of public and private debt and equity financing;

•
changes in exchange rates which will impact our generation of cash flows from operations when measured in Euros; and

•
our capital expenditure requirements.

Overview
As of December 31, 2016, our primary sources of liquidity were €48.6 million of cash and cash equivalents and three credit lines related to assignment of receivables that collectively provide up to €6.2 million of additional liquidity. Historically, we have been able to generate cash from our operations and through equity and debt financings, including €42.5 million of notes issued on July 27, 2016, which bear a fixed interest rate of 4.25% and mature in July 2022, and €33 million of notes issued on October 17, 2017, which bear a fixed interest rate of 4.50% and mature in October 2024. Currently, our subsidiaries invoice their local clients and receive cash in the countries in which they operate, while our subsidiaries in Ukraine, Argentina and India depend on transfer of funds from other subsidiaries of Valtech to fund their liquidity.
Our primary cash needs are for working capital requirements, capital expenditures and acquisitions of new businesses.

Comparative cash flows
The following table summarizes our cash flows from operational, investing and financing activities for the years indicated:
	Year ended December 31,
(in thousands)	2015	2016	2017
Net cash provided by operating activities	€2,700	€8,777	€
Net cash used in investing activities	(4,515)	(20,031)
Net cash provided by (used in) financing activities	(6,531)	42,258
Impact of changes in foreign exchange rates	(125)	(4)
Cash flows from operations being discontinued	(168)	—
Overall net cash flows	(8,639)	31,000
Cash and cash equivalents at the beginning of the fiscal year	26,216	17,577
Cash and cash equivalents at the end of the fiscal year	€17,577	€48,577	€
Operating activities
Net cash provided by operating activities consists of net income adjusted for certain non-cash items, including depreciation and amortization, as well as financial expenses, the discrepancy between income tax expenses and taxes paid and the net change in working capital.
	Year ended December 31,
(in thousands)	2015	2016	2017
Net income	€5,418	€4,182	€
- Depreciation and amortization, net	2,347	3,977
- Increase (decrease) in provisions for loss	905	(225)
- Capital losses (gains) on disposal of assets	48	271
- Share-based compensation expense	1,129	1,040
Financial expenses	143	919
Change of income tax for the period	3,249	3,499
Change in deferred tax for the period	(114)	(83)
Income tax paid	(3,249)	(3,415)
Net change in working capital	(7,176)	(1,388)
Net cash provided (used) by operating activities	€2,700	€8,777	€
Net cash provided by operating activities was €8.8 million in 2016 as compared to net cash provided by operating activities of  €             million in 2017. This [increase/decrease] in net cash provided by operating activities was primarily attributable to             .
Net cash provided by operating activities was €2.7 million in 2015 as compared to net cash provided by operating activities of  €8.8 million in 2016. This increase in net cash provided by operating activities was primarily attributable to a smaller net decrease in working capital in 2016 compared to 2015, driven by a smaller increase in the amount of accounts receivable of €2.4 million in 2016 as compared to €17.9 million in 2015. The smaller increase in the amount of accounts receivable in 2016 as compared to 2015 was primarily attributable to significant business expansion in North America and the U.K. between 2014 and 2015 and the acquisition of a Canadian entity in 2015 that caused its receivables to be consolidated with our own.

Historically, the change in our working capital needs has been primarily driven by the amount of outstanding trade receivables and prepayments on orders, which are in turn driven by the payment pattern of a small number of large customers.
Investing activities
Net cash used in investing activities was €20.0 million in 2016 as compared to net cash used in investing activities of  €     million in 2017. This [increase/decrease] in net cash used in investing activities was primarily attributable to              .
Net cash used in investing activities was €4.5 million in 2015 as compared to net cash used in investing activities of  €20.0 million in 2016. This increase in net cash used in investing activities was primarily attributable to the acquisition of new businesses in Argentina and the Netherlands, a high level of investment in tangible assets in connection with the relocation, expansion or refurbishment of several offices and an increase in intangible assets investments, including internal investment efforts resulting in internally generated assets.
Financing activities
Net cash provided by financing activities was €42.3 million in 2016 as compared to net cash [provided by/used in] financing activities of  €   million in 2017. This [increase/decrease] in net cash [provided by/used in] financing activities was primarily attributable to   . Net cash used in financing activities was €6.5 million in 2015 as compared to net cash provided by financing activities of  €42.3 million in 2016. This increase in net cash provided by financing activities was primarily attributable to the issuance in July 2016 of  €42.5 million principal amount of our 4.25% notes due July 2022. In 2015, the use of cash in financing activities was due to the buy-back of our shares for the purpose of providing liquidity on the Euronext stock-market and offsetting the expected dilution resulting from the payment in shares for potential acquisitions. The repurchased shares were eventually canceled in 2016.
Contractual obligations and commitments
Contractual obligations
The following table presents information relating to our contractual obligations as of December 31, 2017:
	Payment due by period
Contractual obligations(1) (in thousands)	Total	2018	2019	2020	2021	2022	Thereafter
Operating lease obligations	€	€	€	€	€	€	€
Senior notes(2)
Debt on acquisitions(3)
Total	€	€	€	€	€	€	€
(1) Payments related to pension and employee benefits obligations have not been reflected in the table as they are not material.
(2) Includes interest payments.
(3) “Debt on acquisitions” is amounts owed by us to the sellers of businesses that we acquired as consideration for the sale of such businesses as per the terms of acquisition contracts that we entered into.
Future capital requirements
We believe that our available cash and cash equivalents, cash flows expected to be generated from operations, borrowings available to us and the net proceeds from this offering will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months. In addition, we expect that the net proceeds to us from this offering will provide us with the additional financial flexibility to execute our strategic objectives, including the possibility of making strategic acquisitions and investments and entering new markets.
Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. To the extent that funds from this offering, combined with existing cash and cash equivalents and operating cash flows, are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of additional indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure you that we would be able to raise additional funds on favorable terms or at all.
Other matters
Equity incentive arrangements
From January 1, 2013 through December 31, 2017, we granted a total of 30,251,846 warrants to certain of our directors, officers, senior managers and key employees, including 70,000 warrants in connection with certain acquisitions. Subject to applicable terms and restrictions, 29,638,821 of the warrants we granted may be exercised to receive our ordinary shares at a ratio of 8-to-1 from July 12, 2016 to December 15, 2018, 492,625 warrants may be exercised to receive our ordinary shares at a ratio of 1-to-1 from June 1, 2018 to May 31, 2020 and 120,400 warrants may be exercised to receive our ordinary shares at a ratio of 1-to-1 from April 10, 2020 to April 9, 2022.
In accordance with IFRS 2 Share-based payment, the fair values of the warrants were determined on their grant dates using a Monte Carlo valuation model and are based on data and assumptions that are deemed by our management to be reasonable as of the reporting dates.
There were 27,677,327 outstanding warrants as of December 31, 2017, which may be exercised to receive 3,978,566 ordinary shares. In 2015, 2016 and 2017, we recorded €1.1 million, €1.0 million and              of compensation expense related to warrants, respectively.
Off-Balance sheet commitments and arrangements
As of December 31, 2016, we had aggregate off-balance sheet commitments of  €6.3 million, including guarantees related to a bank guarantee to the lessor of certain premises we lease in Paris, France, guarantees to the lessor of certain premises we lease in London, United Kingdom and Stockholm, Sweden, certain contractual lease obligations that we have entered into in the ordinary course of business and a guarantee to the buyer pledged in connection with the sale of a divested business.
Quantitative and qualitative disclosures about market risk
Risk management
In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and increases in wage rates for IT professionals, which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof and to mitigate these market risks. We are not currently exposed to significant interest rate risk because all of our long-term debt is at fixed interest rates.

Foreign currency exchange rate risk
Our consolidated financial statements are reported in Euros. However, we generate a significant portion of our revenue and incur a significant portion of our expenditures in certain non-Euro currencies, principally U.S. Dollars, Swedish Krona and British Pound. We are exposed to fluctuations in foreign currency exchange rates primarily on revenue generated from sales in these foreign currencies. We do not use derivative financial instruments to hedge the risk of foreign exchange volatility. Our results of operations can be affected if the U.S. Dollar, the Swedish Krona or the British Pound appreciate or depreciate against the Euro. Based on our results of operations for the year ended December 31, 2016, a 1.0% appreciation / (depreciation) of the U.S. Dollar against the Euro would result in an estimated increase / (decrease) of €0.3 million in revenue and €20,000 in net income, a 1.0% appreciation / (depreciation) of the Swedish Krona against the Euro would result in an estimated increase / (decrease) of  €0.3 million in revenue and €20,000 in net income and a 1.0% appreciation / (depreciation) of the British Pound against the Euro would result in an estimated increase / (decrease) of  €0.3 million in revenue and €20,000 in net income. The value of the British Pound decreased following the Brexit vote, resulting in a decrease from 2015 to 2016 of the yearly average conversion rate of the British Pound to the Euro that we use to convert British Pound denominated revenue into Euro in our consolidated financial statements. Such decrease negatively impacted our revenue for the year ended December 31, 2016 by €4.1 million.
To the extent that we need to convert U.S. Dollars we receive from this offering into foreign currencies for our operations, appreciation of such foreign currencies against the U.S. Dollar would adversely affect the amount of such foreign currencies we receive from the conversion.
Inflation risk
Inflationary factors such as increases in the cost of our services and overhead costs may adversely affect our operating results. Inflation in wage costs for IT professionals could also lead to payroll increases, which may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of revenue if the selling prices of our services do not increase in line with increases in costs. We estimate that we are exposed to high inflation in Argentina, which, based on our result of operations for the year ended December 31, 2016, adjusted as if Argentina had been consolidated for the full year 2016 by prorating Argentina’s seven months of contribution to a full year, represents 0.9% of our total costs.
Concentration of credit and other risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable and related accounts. These financial instruments approximate fair value due to short-term maturities. We maintain our cash and cash equivalents and short-term investments with what we believe to be high credit quality financial institutions. Our investment portfolio is primarily comprised of time deposits and liquid mutual funds invested in short term treasury investments. We believe that our credit policies reflect normal industry terms and business risk. We do not anticipate non-performance by the counterparties and, accordingly, do not require collateral.
Accounts receivable and related accounts are generally dispersed across our clients in proportion to the revenue we generate from them. For the years ended December 31, 2015, 2016 and 2017, our top 10 clients accounted for 31.9%, 28.5% and       % of revenue, respectively. Accounts

receivable and related accounts for these clients were 17.1%, 10.8% and      % of accounts receivable and related accounts as of December 31, 2015, 2016 and 2017, respectively. For the years ended December 31, 2015, 2016 and 2017, our top client accounted for 7.0%, 8.0% and      % of revenue, respectively. Accounts receivable and related accounts for this client were 2.0%, less than 0.1% and       % of accounts receivable and related accounts as of December 31, 2015, 2016 and 2017, respectively.
Historically, credit losses and write-offs of accounts receivable and related accounts balances have not been material to our consolidated financial statements.
Interest rate risk
We have not been exposed to material risks due to changes in market interest rates. As of December 31, 2016, our indebtedness consisted primarily of  €42.5 million aggregate principal amount of notes that accrue annual interest at a fixed rate of 4.25%. We do not use derivative financial instruments to hedge against interest rate volatility.
Critical accounting policies and estimates
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which require us to make judgments, estimates and assumptions about (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenue and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions and expectations regarding the future based on available information and what we believe to be reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.
Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management.
An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Recognition of revenue
Revenue corresponds to the amount of the services we provide and, marginally, our income from sale of licenses. The method of recognition of revenue depends on the nature of services:
•
Time and materials service. The revenue of  ‘time and materials’ services is recognized as and when services are provided under 18 Revenue, or IAS 18.

•
Fixed price projects. In the case of fixed price contracts, revenue and expenses are recorded in accordance with IAS 11 using the percentage of completion method of accounting defined by the IAS 11 standard with the following features:

•
when the result of a contract can be estimated reliably, income and expenses are recorded depending on the stage of completion of the contract at the closing date;

•
when the result of a contract cannot be estimated reliably, revenue is recorded to the extent of the costs incurred if it is likely that these costs will be recovered; and

•
when the projected cost price of a contract exceeds the contractual revenue, a provision for onerous contract is recorded for the extent of the difference.

Accounts receivable and related accounts
Accounts receivable are recorded at nominal value, which generally approximates their fair value.
Doubtful accounts receivable are subject to provision allowances determined according to the risk of non-payment by the debtor.
We regularly enter into agreements to assign, sell or transfer receivables in certain countries:
•
When the risks associated with trade receivables are not transferred in substance to third parties such as financing institutions, the trade receivables are retained on the balance sheet under receivables, and a financial liability is recorded as short-term financial liability.

•
When the risks associated with trade receivables are transferred to third parties such as financing institutions, according to the IFRS standards (IAS 39), cash received is recognized as cash and cash equivalents and the receivables assigned, sold or transferred are derecognized in the balance sheet.

Goodwill and business combinations
Business combinations are accounted for using the acquisition method under IFRS 3 Business Combinations, or IFRS 3, whereby the assets acquired and the liabilities and contingent liabilities assumed are measured at their fair value on the acquisition date in accordance with the requirements of the IFRS 3 standard.
The evaluation of the purchase price, including, where appropriate, the estimated fair value of contingent consideration, is completed within 12 months following the acquisition. In accordance with IFRS 3, any adjustments of the purchase price beyond the 12-month period are recognized in the consolidated statement of income.
On the acquisition date, the goodwill corresponds to the difference between:
•
the fair value of the consideration transferred in exchange for control of the company, incorporating any earn-outs, plus the amount of non-controlling interests in the acquired company; and in the case of a business combination achieved in stages, the fair value, on the date of acquisition, of the equity interest previously held by the acquirer in the acquired company; and

•
the fair value of identifiable assets acquired and liabilities assumed on the acquisition date.

If the initial accounting for a business combination cannot be completed before the end of the annual period in which the business combination is effected, the initial accounting must be completed within twelve months of the acquisition date.
Moreover, earn-outs are included in the cost of acquisition at their fair value as of the acquisition date, whatever their probability of occurrence is. During the evaluation period, subsequent adjustments result in goodwill when they relate to facts and circumstances existing at the time of acquisition; if they relate to facts and circumstances existing after that time, the earn-out adjustments are recorded directly in the consolidated statement of income, unless the earn-outs include an equity instrument as a consideration. In the latter case, the earn-out is not subsequently re-evaluated. A position of the IFRIC (IFRS Interpretations Committee) of January 2013 has revised the analyses of earn-outs to include conditions of presence, which must now be considered as elements of compensation.
Transaction costs directly attributable to an acquisition giving a controlling interest are recorded as expenses in the period during which the costs are incurred, except for borrowing costs, which must be recorded in accordance with IAS 32—Financial Instruments: Presentation and IAS 39—Financial Instruments: Recognition and Measurement.
Goodwill is allocated to cash generating units, or CGUs. These units correspond to entities whose economic activity generates cash flows that are largely independent of each other. These may be geographical areas but also may be business lines.
Goodwill is recognized in the currency of the acquired company in accordance with revised IFRS 3.
Goodwill is not amortized, but is subject to impairment testing whenever there is any indication that an asset may be impaired, and at least once a year in accordance with the methods and assumptions described in Note 2.7 to our audited consolidated financial statements appearing elsewhere in this prospectus.
Other intangible assets
Software and user rights acquired under full ownership, software developed for internal use as well as development of new or enhanced services, which are expected to generate future cash flows, are capitalized and amortized over a period ranging from three to five years.
The capitalized development costs of either software developed for internal use or an internal project are those directly associated with their production, which primarily consists of expenses related to salary costs of personnel who developed the software or the internal project and a share which can be directly linked to production overheads.
An intangible asset that results from the development of an internal project is recorded if we can demonstrate that all of the following conditions have been met:
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The technical feasibility of completing the intangible asset so that it will be available for use or sale;

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The intention to complete the intangible asset and use or sell it;

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The ability to use or sell the intangible asset;

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The capacity of the intangible asset to generate probable future economic benefits (among other things, we may demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, its usefulness);

•
The availability of adequate technical, financial and other resources to complete the development, and to use or sell the intangible asset; and

•
The ability to reliably measure the expenditures attributable to the intangible asset during its development.

Taxes
Current income tax assets and liabilities for the current period are established based upon the amount expected to be recovered from or paid to the taxation authorities and reflected in the statement of financial position. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income.
Current income tax relating to items recognized directly in equity or in other comprehensive income is recognized respectively in equity or in other comprehensive income, and not in the statement of income. Management periodically evaluates positions taken in our tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.
Deferred taxes are computed in accordance with the liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes in tax rates are recorded in equity, net income (loss) or other comprehensive income for the year in which the tax rate change is enacted.
Deferred tax assets are recorded in the consolidated balance sheet when it is probable that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.
To assess our ability to recover deferred tax assets, the following factors are taken into account:
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existence of deferred tax liabilities that are expected to generate taxable income, or limit tax deductions upon reversal;

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forecasts of future operating results;

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the impact of non-recurring costs included in income or loss in recent years that are not expected to be repeated in the future;

•
historical data concerning recent years’ tax results; and

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if required, tax planning strategy, such as planned disposals whose values are higher than their book values.

Share-based payment
Certain of our directors, officers and employees may benefit from participating in our equity incentive arrangements.
Issuances of redeemable equity warrants are valued on the date of grant using the Monte Carlo valuation model which allows for fair value to be determined on the grant date and takes into account various parameters such as stock price, exercise price, expected volatility, expected dividends, risk free interest rate and the life of the option.
Warrant holders are required to pay a subscription price to receive the warrants. This amount and the exercise price together represent a significant consideration in the calculation of the value of the warrants as described above at the time of grant.

The cost determined according to the valuation described above is recorded as personnel expenses for the counterparty for the period of vesting in consolidated reserves.
Recent accounting pronouncements
New standards, amendments and interpretations implemented in our financial statements are disclosed in Note 2.2.1 to the audited consolidated financial statements included elsewhere in this prospectus. New standards, amendments and interpretations not yet adopted are disclosed in Note 2.2.2 to the audited consolidated financial statements included elsewhere in this prospectus.
JOBS Act
On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an emerging growth company. As a result, we are electing to take advantage of the following exemptions:
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not providing an auditor attestation report on our system of internal controls over financial reporting;

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if we cease to qualify as a foreign private issuer, not providing all of the compensation disclosure that may be required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act;

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if we cease to qualify as a foreign private issuer, not disclosing certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation; and

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not complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

We may take advantage of these exemptions for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.
The JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we have elected not to avail ourselves of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Business
Company overview
Valtech is a next-generation digital transformation services provider focused on helping medium and large organizations as they embrace the digital age. We provide a streamlined portfolio of integrated offerings, encompassing strategy, design, technology integration and data analytics through which we build and operate our clients’ critical customer engagement and e-commerce platforms while maintaining their brand consistency. We define “digital transformation” as a new approach for envisioning, creating, selling, delivering, servicing and consuming products and services with increased agility, time-to-market, reliability and scalability. This new approach impacts many aspects of our clients’ operating models, from the way investment decisions are made, measured and managed to the sales experience and engagement offered to our clients’ customers.
Our end-to-end offerings span all areas of digital transformation. We help our clients design and map the right interactions and touchpoints across the customer journey, focusing on enhancing the end-user experience. We use existing data to provide our clients with a comprehensive view of their customers’ behaviors, allowing our clients to better target and personalize consumer experiences with their brand. Using this targeted approach, we design, build and integrate customer responsive platforms that access multiple digital channels in a consistent manner, while increasing the interactions and touchpoints and continuously enhancing our clients’ knowledge of their customers. In addition to our ability to design and build these platforms, we provide a wide array of ongoing digital services (such as channel and campaign management, content creation, data and analytics, personalization and automation of services, as well as conversion rate optimization) to help our clients operate and maximize the value of these platforms.
We offer deep domain expertise across select industry verticals, including retail, automotive, government, financial services, travel and hospitality, media and healthcare. We understand the trajectories and trends of the verticals we service and deliver critical solutions to help keep our clients current and competitive within their respective industries. By focusing on developing key solutions across select verticals, we have developed proprietary tools and methodologies, intellectual property and capabilities that we believe can enhance the performance of our clients’ platforms while continuously advancing our own technological capabilities. We believe our innovative thinking, ability to develop comprehensive and integrated solutions and deep domain expertise in offering ongoing digital transformation services provides us with superior operational skills that differentiate us in the marketplace.
Historically, legacy IT services providers have focused on process optimization and internal IT development, while lacking creative and strategic consulting capabilities. In contrast, digital agencies and consulting practices have focused on innovative design and strategic thinking, respectively, while lacking the depth of technological expertise required to properly address the requirements of comprehensive digital transformation. We believe that this lack of balance has created a need for a digital transformation services provider, like ourselves, that combines strategic thinking with deep industry expertise, world-class engineering and creative design capabilities. Our end-to-end offerings allow us to create, orchestrate and improve seamless and consistent customer experiences across all channels at a global scale and in an agile way, enabling our clients to adapt quickly to a fast-changing operational environment.
While our expertise is in technology, marketing, strategic consulting and experience design, our passion is in addressing the transformational business challenges our clients face. In providing the right tools and data-driven solutions for our clients to redesign their customer journeys, we help them provide the experiences that consumers have come to expect (which we refer to as closing the “experience gap”). We believe that delivering seamless and memorable digital experiences around the customer, at a global scale and in an agile way, fosters revenue growth, reduces time-to-market and increases returns on digital investments for our clients.
Global companies require trusted partners with the reach and presence to engage with them at their local offices, while simultaneously implementing a global digital transformation coordinated across all regions in which they operate. Our multidisciplinary teams of engineers, programmers, business consultants, creative designers and marketers located, as of December 31, 2016, in 35 offices based in 15 countries across five continents consistently work together and collaborate to orchestrate omni-channel customer journeys that are tailored to the specific geographies of multi-national corporations. Our teams operate locally, in real-time and in the same languages as our clients. In doing so, we create higher-value partnerships and foster longer-lasting relationships with our clients.
Our clients primarily consist of medium and large corporations located across Europe, North America, South America, Asia and Australia, and include companies like          . 77.6% of our 2016 revenue was generated from clients located in Europe, 17.8% from clients located in North America and 4.7% from clients located in the rest of the world. Our focus on delivering quality to our clients is reflected by an average of 83.0% and 65.5% of our revenue in 2016 coming from clients that have used our services for at least two and three years, respectively. 11.8% of our revenue in 2016 came from new clients. In addition, we have significantly grown the size of our existing accounts. As of December 31, 2016, the number of clients from which we generated over €3 million in annual revenue was 15 as compared to 10 in 2015.
We believe we have become one of the leading independent digital transformation services providers in the world, with 1,836 employees as of December 31, 2016, and with broad geographic and industry diversification. Our total revenue has grown from €184.9 million in the year ended December 31, 2015 to €207.8 million in the year ended December 31, 2016, representing a growth rate of 12.4%.
Market overview
Technology innovation and a shift towards a consumer-centric economy, the “economy of experience”, have created unprecedented disruption for companies as they look to embrace digital transformation. We believe the most significant challenge companies face today—particularly large and established global businesses—is the constant state of change in this new economy of experience, as it requires organizations to innovate and grow since cost-cutting measures are no longer sufficient to compete and drive value. Furthermore, the pressure for companies to become more agile and cope with disruption is increasing due to the rapid emergence of new technologies and shifting consumer demands which are giving rise to new forms of competition. The next era of the digital revolution requires business leaders to transition from a product-centric to a consumer-centric focus in order to increase the economic value of their goods and services for their customers.
As this transition continues, companies need to transform their operating models in order to find new ways of interacting with customers. In its 2016 CMO Spend Survey, Gartner reported that marketing budgets increased for three consecutive years between 2014 and 2016, comprising on average 10%, 11% and 12% of companies' revenues for 2014, 2015 and 2016, respectively. In its 2017 CMO Spend Survey, Gartner reported that marketing budgets as a percentage of revenue had declined to 2015 levels, but that two-thirds of company CMOs were planning to increase investment in digital marketing in 2018. We believe the impact of digital transformation on the economic performance of companies, while already significant, is at its early stages. As a result, we believe that marketing budgets, and more specifically the digital components of these budgets, are likely to continue increasing. Furthermore, the level of digital maturity of our clients is evolving at a slower pace than the disruption they experience, as they are burdened by legacy systems and siloed organizational structures. This has created a large and growing market opportunity for a new type of service provider that can offer a comprehensive approach to digital transformation.
According to Gartner CMO Strategy Survey 2017, only half of CMOs regard themselves as effective at acquiring and managing technology. As the level of digital maturity of organizations increases, we believe executives will realize that they can no longer address IT, creative design and strategic thinking independently. Rather, they will have to look at these elements holistically in real-time and adapt to the increasing pace of innovation.
According to the 2017 Worldwide Digital Transformation Professional Services Forecast from IDC, the global market for digital transformation is expected to grow at a 16.1% CAGR from 2016 to 2021, with the market representing a $238 billion opportunity by 2021. We believe this market expansion will be driven by the following key market trends and disruptive emerging technologies:
Market trends
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Web Content Platforms—We believe the Web Content Platform market will continue to rapidly grow, fueled by the inclusion of cloud-based Web Content Management solutions (e.g., email, social media marketing, automation) and additional content collaboration. Web Content Platforms are the digital tools that allow companies to provide consumers the information they need when they need it. As the adoption of digital technologies continues to proliferate across industry verticals, companies will increasingly need to adopt Web Content Management solutions. Creating and centrally managing digital content helps ensure seamless access and efficiency across the company, helping organizations effectively manage their marketing programs in real-time across various channels and geographies.

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Digital Commerce Platforms—Digital Commerce Platforms enable organizations to build B2B, B2C or B2B-to-consumer commerce sites, supporting a continuum of business objectives, from the generation of incremental revenue to the enablement of business transformation. Given the rising number of point solutions coming to market, Gartner predicts that by 2018, the majority of commerce sites will need to integrate technologies from more than 15 vendors to deliver a digital customer experience. This will inevitably lead to higher complexity and larger execution risk for companies embarking on digital transformations.

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CMO Technology Spend—As digital transformation becomes a more relevant issue for executives, investment in technology is shifting to a revenue-generating initiative, as opposed to a cost-saving effort within organizations. In 2017, Gartner estimates that marketing budgets constituted 11% of company revenue, up from 10% in 2014. Spurring this growth is the development and implementation of marketing technology. In 2017, Gartner estimated that marketing technology spend comprised 22% of overall CMO spend. The top-three categories in Gartner’s 2017 Marketing Spend report were marketing analytics, website and digital advertising, demonstrating how critical a company’s ability to utilize digital tools to remain innovative has become. With pressure mounting on CMOs to translate marketing campaigns into financial results, strategic digital projects will continue to increase in relevance and size. Areas such as data and analytics will become even more important as the need for real-time targeting, personalized approaches and quicker decision making all weigh on CMOs, highlighting the need for an agile marketing approach.

Disruptive emerging technologies
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Big data and analytics, or BDA—Analytics is now at the forefront of customer contact, with machine learning and predictive analytics being applied through targeted marketing efforts to increase customer engagement and improve user experience. Stratecast | Frost & Sullivan projected that the BDA market will grow from $41.18 billion in 2014 to $67.89 billion in 2019, a five-year CAGR of 10.5%. The Customer Experience, Marketing, and Sales Analytics segment, one of five such BDA segments, represented 18.8%, or $8.35 billion, of the total BDA market that accounted for $44.39 billion in 2015. Applying analytics builds knowledge about potential customers and enables companies to spend their marketing dollars more effectively.
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Internet of things, or IoT—According to Gartner estimates, there were 8.4 billion internet-enabled “things” worldwide in 2017, with that number expected to reach 20 billion by 2020. Services and products related to IoT were projected to reach $273 billion in 2017. As this market expands, the amount of data collected and exchanged will grow exponentially, enabling companies to create new partnerships, improve customer acquisition rates and reduce overall costs through more accurate and readily accessible information about value opportunities and potential efficiencies across consumer touchpoints.

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Augmented reality/virtual reality, or AR/VR—We believe that AR/VR technology could become as popular as smartphones, with these technologies having the potential to change operational processes and create an entirely new segment within consumer entertainment and media consumption. By bridging the physical and digital worlds, AR/VR technologies will allow companies to fully engage with their customers in digital, customizable and interactive experiences. Although still nascent, IDC predicts the AR/VR market to grow from $11 billion in 2017 to $215 billion by 2021 (2017-2021 CAGR of 181.3%), according to the IDC 2017 Worldwide Digital Transformation Professional Services Forecast.

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Zero User Interface, or Zero UI—Zero UI represents the emergence of alternative channels of engagement beyond a screen (e.g., through voice, touch and movement). By 2020, Gartner predicts that 30% of Web browsing will be done without a screen. Zero UI integrates non-screen-driven technologies with artificial intelligence and machine learning, helping capture data more naturally and consistently. We believe this transition will help companies not only become less reliant on data scientists, but also enable them to capture more data than ever before, leading to more personalized experiences, real-time interaction and new outlets to engage with customers.

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Artificial Intelligence, or AI—Understanding customers and delivering personalized experiences are key to successful marketing. AI technology, such as chatbots, transform the traditional company-to-customer marketing model into a two-way dialogue in which companies can learn more about their customers, improve user engagement and increase customer loyalty. According to Gartner, AI chatbots will power 85% of all customer service interactions by the year 2020. As data proliferation continues to grow at unprecedented rates, companies will increasingly need to rely on AI to harness this information and create engaging and innovative concepts and products.

We believe that as companies continue to embrace these market trends and adopt these emerging technologies, service providers that can combine strategic thinking with deep industry expertise, world-class engineering and creative design capabilities, such as Valtech, will be able to take advantage of a significant growth opportunity.
The Valtech approach
Today’s customer experience requires a vast range of capabilities to engineer effectively, relying heavily on technical integration. We understand the complexities of customer experience and create platforms designed to provide a holistic view of the customer using real-time data to track and analyze the customer journey across all channels. This view enables marketers to make return-on-investment-driven decisions based on facts rather than assumptions.

We have designed the Valtech Agile Marketing methodology, which we define as the adoption of digital technologies and practices to maintain brand consistency while enabling continued evaluation and feedback to optimize operations in real time. Our approach allows our clients to seize the varied opportunities that digital technologies offer, providing rapid adaptability to changing economic conditions and granting our clients the ability to measure results, all while keeping their consumers at the center of every business strategy. As one of the world pioneers in agile methodologies, Valtech’s approach to our clients’ projects is built on three key pillars:
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Design thinking (“do the right thing”),

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Agile development (“do things right & fast”) and

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Agile marketing (“constant evolution”)

We believe that the Valtech Agile Marketing methodology not only transforms companies’ connections with consumers, but also provides a continuous improvement cycle that drives greater precision and optimized business results. Once each iteration is complete, the cycle begins again with new analytics and insights that lead to further optimization.
Based on our vision, we utilize a “Build” and “Run” approach to create effective multi-channel marketing, centralizing digital brand identity, product information and data on consumers on one unique platform.
Build
We have created a streamlined portfolio of integrated offerings through which we design and build our clients’ platforms and we believe our work has helped in reducing implementation time and costs for them while improving our margins and minimizing project delivery failures. Our approach to Build addresses four key steps in the customer journey:
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Service Design Thinking

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Analytics and Agile Data

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Customer Responsive Platforms

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Experience-driven eCommerce

Service Design Thinking
Service Design Thinking is the designing and marketing of products, services and consumer interactions that enhance the end-user experience. This activity is at the center of all of our client engagements. We collaborate with clients to create a comprehensive view of their customers with relevant mapping of their customer journeys at all stages and touchpoints in an effort to create the best possible customer experience. We visualize the process that users follow before, during and after using the service or product and then highlight the specific points at which the service or product responds (or does not respond) to the user’s needs. The customer journey map is a living document that supports ever-evolving end-user experiences. By mapping this customer pathway, the performance of a product, service or targeted interaction can be tracked over time using data analytics. The analysis and interpretation of this data provides an overview of what needs to be changed about a given product, service or combination to better meet the end-user’s needs and our clients’ business objectives.
For each service or product, our goal is to create a complete user experience, in order to maximize return on investment, or ROI. Our process includes:
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market research and contextual interviews to better understand the consumer,

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discussion and definition of the user objectives and the product or service,

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alignment of key stakeholders with a shared statement of vision and intention for the product/service,

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identification of the client’s critical success factors for the product/service and

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a complete creative design approach to enhance the experience backed by our user experience, or UX, labs, which employ a combination of UX experts and technology to monitor UX efficiency.

Analytics & Agile Data
Work-driven data analytics provide an individualized and holistic view of the consumer for enhanced personalization and targeting and more valuable measurement and feedback. Although clients increasingly understand the need to extract value out of consumer data (and the growing opportunity to monetize it), they struggle to do so in an efficient and effective manner. We have developed our own methodology to help our clients overcome these challenges, which we refer to as Agile Data.
Through Agile Data, we first work with our clients to attain control over the most valuable aspects of their data. We then prioritize extraction and analysis to solve client problems.
Through targeting and customization, we can better respond to the expectations and needs of the ultimate consumer, creating value for our clients. Valtech’s Agile Data offers control, experimentation and continuous optimization of data.
Customer Responsive Platforms
In order to successfully engage with digital consumers, marketing teams within organizations must ensure that appropriate content is available across all existing delivery channels. We work with our clients to develop powerful multi-channel marketing solutions, centralizing each brand’s digital assets, product information and consumer data on one unique platform. We refer to these custom-built solutions as Customer Responsive Platforms™. These platforms contain essential building blocks such as Digital Asset Management, Product Information Management and Web Content Management, along with a suite of marketing services. In developing our offerings, we have chosen to partner with key technology and software providers (such as          ) offering integrated solutions with superior performance, which lead to reduced implementation time and costs for our clients.
The combination of these components facilitates the management of global marketing campaigns that promote constant and consistent dialogue with end consumers. These building blocks are interconnected with a unique product and content view, which we believe enables clients to seamlessly offer relevant content at all brand touchpoints, thus enhancing the customer experience and driving brand consistency. Since content, digital assets and data are all centralized with one interface, clients can ensure that all creative elements are used in the right channel, at the right time and with the right message.
Experience-driven e-Commerce
Experience-driven e-commerce is the next stage of evolution beyond the basic e-commerce solutions that most consumer-facing brands have introduced in recent years. It is defined as a customer touchpoint where the brand offering is prevalent through engaging content, with superior customer service available on demand, and with nearly seamless integration with other digital channels and customer touchpoints.

Having built strong partnerships with the leading solutions providers in the digital space (including          ), we have developed a set of best practices that can guide global brands through their transitions to experience-driven e-commerce, allowing us to be at the forefront of disruption. Our user-centered design approach helps drive change, re-engineering processes and leveraging new skills and competencies to set in place new digital marketing and commerce platforms that we believe are superior to other market offerings. We provide more value by integrating these platforms with new interfaces, such as AR/VR.
Run
Once a client has a fully-functioning, experience-driven Customer Responsive Platform, we provide the client the option of running the platform on their own or engaging us to run it. The latter constitutes our Run services, whereby we assist companies in capturing market share and improving both their relationships with customers and their ROI through a wide array of ongoing digital services.
For clients, our operation of their platform shortens their time-to-market (lowering the risk of disruption from a competitor), optimizes their results and provides them access to a strategic technological partner charged with continuously improving their platform. Given the recurring nature of the Run services and our long-term relationships with key clients, providing Run services gives us visibility into our revenue stream and keeps us informed of evolving market trends affecting the industries we serve.
Channel management services	• Includes social/conversations, Search Engine Optimization, or SEO, Search Engine Advertising, or SEA, e-mail, content creation and programming/displays.

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Through channel management, we can increase and engage the customer base of our clients through social media channels such as LinkedIn and Facebook, create relevant text and image content to drive customer engagement and increase brand associations as well as optimize web presence through sophisticated SEO/SEA strategies.

Campaign Management Services	• Includes always-on marketing, product launches, brand campaigning, event support and end-of-year business reporting.

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Through Campaign Management, we can help generate customer excitement around new products or services launches with tailored content for all digital touchpoints; increase offline and online engagement around events and campaigns through pre-event, contemporaneous and post-event activities; and create lasting campaigns that provide rich brand associations.

Data and Analytics Services
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Includes dashboarding, reporting, monitoring, analytics setup and tag management.

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Through data-driven marketing we constantly learn about and evolve our clients’ businesses based on customer-centric metrics.

Conversion Rate Optimization Services
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Includes A/B testing, heatmaps, eye-tracking, consumer interviews and user testing.

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Through Conversion Rate Optimization testing, we can design and refine an optimal customer journey through continuous user testing and optimization activities.

Personalization & Automation Services
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Includes base management, automated campaigns, customer profiling and data management platforms.

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Through Personalization & Automation services we identify and provide detailed consumer information and personalized solutions to different verticals.

Full-service Agile approach
Within our Build and Run model, we also have the flexibility to offer solely Build or solely Run capabilities to fulfill the needs of our clients during any phase of their digital transformation. Furthermore, we have had a number of experiences where clients have initially engaged us to perform our Run services and proceeded to request our help in redesigning or building their platforms. Whether clients seek to develop or upgrade legacy responsive platforms or need support in optimizing existing ones, our strategic partnerships, vertical expertise and technological skillsets allow us to shorten a client’s time-to-market and enhance their ROI. Our flexible approach provides us the opportunity to access new clients that require varying levels of service, thus strengthening our market position as a full-service provider of digital transformation services. We believe our flexible approach will further contribute to the expansion of our global client base and drive our future growth.
Partnerships
We have structured our services and solutions in a way that allows us to build long-standing and trusted relationships with our clients as they embark on their digital transformations. To supplement our offerings, we partner with select players in the digital marketing ecosystem, in particular with software providers and innovative start-ups, helping us attain insights into future technologies, research and development projects and key consumer trends. For example, to support our Valtech Agile Marketing methodology, we have selected best-in-class software solutions (such as          ). Contrary to the vast majority of IT services companies that claim a software-agnostic approach to technology vendors and environments, we have elected to align with key technological partners that are proven market leaders, driven by the superior quality of their products and offerings.
We believe that these strong relationships provide us a more precise view of future technologies and consumer trends. Our partners provide fast and privileged access to new customers, which we believe will contribute to our future growth. This tailored approach to partnerships is pervasive across all of our offerings.
Our competitive strengths
We believe the following strengths will form the basis of our continued growth:
Comprehensive and seamless integration of strategic consulting, creative design and innovative technology capabilities across the digital transformation process
We believe we offer our clients a unique market proposition, providing a differentiated approach to digital transformation. We combine creativity and high-end design with leading-edge technology, providing a more holistic offering for our clients across consumer touchpoints. In that respect, three of the technological partners whose tools we utilize, Adobe, Sitecore and Episerver, were categorized as leaders in web content management in Gartner's 2017 Magic Quadrant for Web Content Management report. We believe this integrated vision, along with our continued commitment to staying at the forefront of emerging technologies and key market trends, allows us to provide optimized and innovative solutions for our clients. By partnering with our clients to offer innovative solutions that span the entire spectrum of the digital transformation process, we more deeply ingrain ourselves with our clients, enabling us to distinguish ourselves from our competitors.
A vision rooted in innovation and technology, which allows us to consistently offer cutting-edge solutions for our clients
Since our inception, we have placed innovation and technology at the core of our business strategy. Although our Build and Run model and deep domain expertise provide us with a differentiated go-to-market strategy, we understand the ever-evolving nature of digital transformation requires us to constantly adapt and enhance our offerings. Drawing from our customer-centric vision, our agile methodologies, our global footprint and the local expertise of our talented employees, we strive for a constant state of innovation. This provides us the means to support our vision in different areas of our business and to be at the forefront of emerging usages, new technologies and new digital strategies, helping us provide our clients the best possible services.
Our multidisciplinary teams across the world continuously analyze markets to become proficient in emerging technologies, sharing and collaborating across locations and functions to enhance and enrich our capabilities. This fosters an entrepreneurial culture of ideas and design, leading to prototyping of new concepts, which often translates into some of our most disruptive and unique platforms, demonstrated in concepts such as “No Interface” or “Zero User Interface” (AR/VR, artificial intelligence); “Everything connected” (IoT) and “physical/digital integrated experiences” (Valtech’s Digital Physical Store). We believe this innovative thinking and proactive approach to embracing new technologies has and will continue to help us provide differentiated offerings.
Deep domain expertise across key verticals
We have traditionally focused on verticals with high exposure to disruption. Leveraging the knowledge of our subject matter experts and our prior successful engagements, we have developed strong core competencies across seven industry verticals: retail, automotive, government, financial services, travel and hospitality, media and healthcare. Our multi-vertical approach allows us to share cultivated knowledge and lessons learned across teams, enhancing the ultimate customer experience for all of our clients.
We have dedicated thought leaders in charge of marketing and sharing their sector’s expertise with our teams across our global offices, further developing our understanding of the industries we serve. This cross pollination of expertise also allows us to better implement global projects, helping us target and acquire marquee clients that require the necessary capabilities and experience. It also facilitates the creation of global and local teams to conceive, deliver and run the required digital platforms.
Our deep domain expertise is demonstrated in the research materials we have compiled and developed throughout our years in the digital transformation space. We have published white papers around specific frameworks, helping companies to better understand the changes affecting their industries and providing insights into how they can evolve to turn the disruptions they face into advantages.
Deep and established relationships with clients
We have built a strong global client base, including a growing list of premier clients. Our development of these long-term relationships reflects the value of our service offerings during both the Build and Run phases. As of December 31, 2016, our top 10 clients had an average relationship tenure of 3.5 years.

We have traditionally focused on companies that require a strategic partner to help them understand and develop a vision for their digital transformations. Once our digital transformations are implemented, we believe our solutions become mission critical to our clients and are embedded within their work streams. We believe that this business model creates a sticky customer base, thus limiting our customer churn.
Global multidisciplinary teams with diverse skill sets
Our business model is inherently based on work between multidisciplinary teams including creative, business consulting, digital marketing consulting and technical competencies. We have established a collaborative environment to promote knowledge-sharing across all teams in all countries in which we operate. This culture of continuous collaboration within Valtech allows for stronger market awareness, as local teams are able to share insights with offices in other regions of the world in real time.
We offer a global delivery model that can scale and meet the evolving needs of our clients. Our delivery model operates across multiple channels, maintaining global brand consistency while addressing local needs. Our global presence provides clients with the peace of mind that our business will be able to meet their global demands, while our local presence provides us with specialized knowledge of the local market and culture, ensuring our ability to work side by side with our clients on innovative and effective solutions and to communicate with them in their own language. We believe this to be one of our greatest differentiators in the market, providing us the ability to attract, service and retain large global clients. As of December 31, 2016, we delivered services through our platforms on five continents with 35 offices across 15 countries.
Growth strategy
Medium and large organizations are increasingly challenged by disruption as we move deeper into the new digital age. Although organizations have begun to review and transform all components of their operating models, it can no longer be done in silos if they want to achieve relevancy, reduce time-to-market and maximize ROI on redesigning their customer experiences.
By designing, building and running the platforms that deliver the most relevant and memorable customer experiences, we seek to be the partner of choice for companies embarking on their transformation journeys into the digital age. The key elements of our strategy for achieving our growth objectives are as follows:
Grow revenue with existing clients
We have a strong core of existing clients who rely on our services to successfully navigate key business challenges. We plan to continue to deepen our relationships with our clients on several engagements across our platform of services. This is reflected in our ability to grow revenue with our existing clients. For the years ended December 31, 2015, 2016 and 2017, 77.7%, 83.0% and       % of total revenue was derived from existing clients, respectively.
We believe continuous innovation will be key to growing revenue with existing clients. As client needs shift and new technologies emerge, we plan to continue to offer differentiated capabilities and identify new solutions for them. Our agile methods allow us to rapidly test and refine our offerings so we can ensure we are fully aligned with our clients at all stages of development. We plan to continue developing our Build and Run platform through our targeted vertical focus, enabling us to accelerate the digital transformations of our clients.
Target and acquire new clients by leveraging our global / local model
We believe our ability to identify specific needs of companies in the verticals we serve will allow us to continue to expand our portfolio of clients. We seek to acquire larger global clients who rely on trusted partners that have global scale but can also speak their languages and engage their teams at the local level. We have strategically selected our office locations to help us best serve our existing clients and allow us to target new ones. In 2016, 16.8% of all clients were served out of two countries or more. In the future, we plan to selectively open new offices in locations with strategic value and may finance such expansion with proceeds from this offering.
Our business model has enabled us to provide a cohesive solution across markets, regions and channels, thus preserving brand consistency and reducing time-to-market for our clients.
Capitalize on the business opportunity in North America
We view the North American market as greatly underserved. According to the 2017 Worldwide Digital Transformation Professional Services Forecast from IDC, the Americas Digital Transformation spend is expected to grow at a 14.5% CAGR from 2016-2021 and represents nearly 52.5% of the forecasted $238 billion global market in 2020.
In 2016, North America comprised 17.8% of our total revenue. We plan to expand our footprint in North America by leveraging:
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our current relationships with European clients with North American presence,

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our vertical expertise relevant to key North American markets and

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increased brand awareness among potential clients via our planned U.S. public listing.

By leveraging our global capabilities, we believe that we will be able to further penetrate the North American market and gain improved access to major requests for proposals, or RFPs. We believe our U.S. listing will aid us in building global recognition of our brand, providing us access to larger, top-tier customers that require a holistic approach to digital transformation services.
Execute on a disciplined and impactful M&A strategy
We have an extensive track record of successfully identifying, acquiring and integrating companies into our business. Our entrepreneurial culture has allowed us to retain key employees from prior acquisitions, which has enhanced our offerings and diversified our talent pool. As we continue to grow our technological capabilities, expand into new verticals and enhance our geographic footprint, we plan to opportunistically pursue strategic acquisitions, some of which may be funded with proceeds from this offering.
Our verticals
We have historically focused on verticals with high exposure to disruption. Leveraging the knowledge of our subject matter experts and our prior successful engagements, we have developed strong core competencies and established deep domain expertise. Our industry experts drive thought leadership in each of seven industry verticals that we focus on, helping whole industries advance the digital transformation conversation.
The case studies included in this section provide representative examples of how clients in each of our verticals have benefitted from the services we offer. These case studies are illustrative only and may not be representative of the results achieved in other client engagements.
Retail
The retail industry faces increasing disruption as brands race to build fully integrated customer experiences with leading technological solutions that support people-based marketing. We believe that over the next five years, retailers will continue making considerable investments in data democratization and analytics, especially as location-tracking devices (such as those in automobiles, wearables and smartphones) provide more opportunities for customer segmentation using data science methodologies such as spatial analysis.
We work together with retail clients throughout the entire digital transformation process, from strategic consulting to re-designing the customer experience both online and in-store. Together, we incorporate multiple emotional and rational touchpoints to transform the customer retail experience.
In recent years, we have helped some of the top retailers, including three of the top-ten fashion/luxury brands in the world (as measured by 2016 revenue), to design and build unified digital solutions, customer-facing visualization applications and innovative omni-channel customer experiences. Our clients within this vertical include luxury retailers, athletic and apparel retailers, B2C and B2B e-tailers, specialty retailers and grocers. Our retail services revenue has continued to expand, with our success attributed to a mix of business growth from both long-term and new clients.
The revenue derived from our retail vertical grew 36.9% from 2015 to 2016, contributing 24.1% of our total revenue for the year ended December 31, 2016.
Case study:
Our client,          , wanted to significantly increase its online conversions to offset declining in-store revenue. Alongside our client, we improved the online sales channel by connecting it to the brick-and-mortar stores and optimizing its mobile channel for better online sales conversions. We re-launched the online shop with new, responsive design and navigation; additionally, we migrated the shop to           technologies to unlock rapid functionality supported by a consolidated IT landscape. This migration transformed the online sales channel into a “shopable” lifestyle magazine. We helped           go mobile with an integrated app for iOS devices. By applying our expertise in conceptualization, responsive design,           implementation and mobile technologies, we helped increase           mobile and desktop conversion rates, as well as the average order volume within the first three weeks of launching the new online shop. Due to these strong improvements,              continues to be a customer and continues to accomplish its original goal of enhancing customer loyalty, ultimately increasing its revenue.
We provided the services discussed in this case study in the year[s] ended          .
Automotive
Now more than ever, the consumer expects his or her car to be a part of a connected world. As a result, the automotive sector is undergoing a structural change with rapid innovation cycles and new business models.
We understand how to transform the customer expectations of mobility in new digital business models due to our deep domain expertise and project experience in connected vehicle solutions, which we have been building since 2009. We understand carmakers’ focus on quality, processes and standards. As agile software experts, we deliver end-to-end digital products from ideation, through concept design and prototyping, ending with series production.
We specialize in designing, building and integrating IoT platforms for connected vehicles, across all strategic digital transformation fields of original equipment manufacturers, including connected vehicle, mobility, electrification and digital sales. Over the past several years, we have supplied connected vehicle services for          . Furthermore, our solutions have had global reach in markets spanning Europe, Asia Pacific and North America.

Connectivity is driving the future of the automotive industry. The ability to interface with externally connected products is redefining how consumers view their automobiles as extensions of their workplaces and homes. This key driver inspired the creation of Valtech’s Acon (automotive connectivity) platform, which transforms cars into connected IoT devices. This capability fills a technology gap as the development of, and demand for, in-car applications rises.
The revenue derived from our automotive vertical grew 26.9% from 2015 to 2016, contributing 13.4% of our total revenue for the year ended December 31, 2016.
Case study:
Our client,          , wanted to better understand how its Big Data infrastructure could grow to support the real-time streaming of data and ultimately provide higher value to customers. We piloted a new fleet of test vehicles that streamed far more data than the client’s initial production vehicles. This pilot program helped establish the potential for using data in real-time, while also allowing internal stakeholders to refine which user capabilities to focus on during the production refresh of their next models. We delivered an end-to-end infrastructure, including in-vehicle operator control units based on Valtech Acon; data analytics stack with HortonWorks and a smartphone app for timely delivery of data providing recommendations, vehicle maintenance and regulatory support, which includes maintenance and support work that           is obligated to perform under law, to           customers. We provided integration to SAS Event Streaming Processing that enabled           to evaluate the usefulness of in-stream analytics. Overall,           improved its data science capabilities and offerings and we believe created higher value for the end customer.
We provided the services discussed in this case study in the year[s] ended          .
Government
In the same way businesses and companies are improving and reinventing their processes to be more competitive in the digital era, we have also seen government entities from various countries decide to modify their approaches and embrace a digital strategy to better serve their citizens through new digital services. And we have developed specific offerings tailored to their needs.
Valtech and           entered into an agreement and set out to make government “digital-first.” We have been a partner to           and have been involved in many projects over time where our design thinking approach and agile delivery were instrumental in ensuring the delivery of the best possible experiences and associated services for          .
The revenue derived from our government vertical declined 10.0% from 2015 to 2016, contributing 12.8% of our total revenue for the year ended December 31, 2016. This decrease is mostly due to the impact of foreign exchange fluctuations of the          .
Case study:
Valtech was engaged to replace the non-compliant and challenging interface of the client’s original website by converting reluctant paper users into users of the new online format.
As with all of our projects, whether in the public or private sector, we design, develop and deliver with the end-user in mind. This user-centric approach proved to be the most important factor in simplifying the online process. Valtech repeatedly tested the platform with actual users          , recording their responses and behaviors for the organization, bringing both users and the service more in line with each other.

Employing Typesafe’s technology stack of Scala and Play, Valtech successfully built the           first government digital service platform within nine weeks. The platform’s design allowed it to be fully responsive, available on all browsers and devices and, most importantly, simple to use.
We provided the services discussed in this case study in the year[s] ended          .
Financial services
The financial services industry, or FSI, is in the midst of major disruption. Financial institutions increasingly struggle with a lack of customer interest, legacy systems, outdated technology implementation strategies, inefficient use of data assets and a lack of innovation. These challenges, along with the changing behaviors and expectations of consumers, have driven competition from both traditional and non-traditional industry players. As these organizations become increasingly more aware of the potential value of every customer, they are rethinking their relationships with their clients, the services they provide and the channels they use to provide them.
We are building on our experience with “no-interface” solutions to facilitate the dialogue between our FSI clients and their customers using artificial intelligence, chatbots and digital platforms. Driven by the domain expertise and experience gained in other verticals, we have landed key client wins in FSI by implementing customer-centric digital platforms and services.
We have been working with major FSI clients for over 15 years, demonstrating our deep experience implementing our Agile delivery approach within insurance, wealth management, retail and investment banking, as well as payment institutions, central banks, credit agencies and stock exchanges.
The revenue derived from our FSI vertical grew 35.2% from 2015 to 2016, contributing 10.8% of our total revenue for the year ended December 31, 2016.
Case study:
Our client,          , a multinational asset management company, wanted to improve its online user experience to achieve higher levels of customer engagement and marketing agility across the organization. As the first of four global partners recommended by          , the client selected us as its implementation partner tasked with rebuilding 120 websites. Over the course of three weeks, we undertook a structured analysis to understand the project goals, including the specific integration points that would lead to successful project delivery. Following this initial phase, we worked with the client to put together a single, cross-functional and blended team. We accomplished the project on time and on budget using agile delivery methods supported by two-week sprints. We are now           digital partner of choice, tasked with establishing          , which involves redeveloping and redesigning existing and new services using the new platform. By employing lean user experience design principles, we helped           better understand its audiences.
We provided the services discussed in this case study in the year[s] ended          .
Travel & hospitality
With the emergence of new players such as AirBnB and Booking.com, seamless integrated offerings and the evolution of consumers’ expectations in terms of personalized services and connectivity, the travel and hospitality industry is undergoing significant disruption. Consumers in the industry increasingly demand more information on flight and baggage statuses, future and past reservation details and loyalty reward data. Furthermore, technological innovations such as near field communication keyless entry for rooms, onboard video streaming on customer-owned devices and onboard Wi-Fi are disrupting the way companies interact with their customers.
We have continuously endeavored to reimagine the travel and hospitality experience for the connected traveler. We support some of the world’s largest and most prominent airlines and hospitality brands in managing their operations and enhancing their customers’ experiences. Our clients in the industry include          .
The revenue derived from our travel and hospitality vertical grew 6.5% from 2015 to 2016, contributing 9.0% of our total revenue for the year ended December 31, 2016.
Case study:
Our client,          , wanted to develop a solution that would allow it to better store its data around the world. Teaming up with          , our long-time partner, we utilized           to build a fully-functioning Data Asset Management system. We personalized the           for          , allowing           to control the management and distribution of digital assets, not just to single locations, but to multiple distribution points. Additionally, we designed the platform to automatically remove expired assets from the client’s website and associated distribution channels, decreasing the risk of copyright infringement. This project expedited the client’s turnaround time on digital work.
We provided the services discussed in this case study in the year[s] ended          .
Media
Driven by technological advancement, the media industry has and continues to undergo one of its largest shifts in market dynamics since the invention of television, disrupting business models and leading to redefined consumer behavior from passive consumption to interactive participation.
Business models need to evolve as digital and over-the-top, or OTT, offerings (content delivered over the internet without the involvement of a multiple-system operator) are creating new markets and opportunities, and threatening traditional media industry value propositions. Innovation and solutions to properly serve the “on-demand” generation (that clamors for a ubiquitous offering: everywhere, anytime, on any device) are critical to survival.
We have been entrusted to deliver digital innovation for national broadcasters and global media companies. We help our clients reduce their time-to-market and operational costs when implementing OTT and TV Everywhere, creating an appealing experience to improve audience acquisition, monetization and retention on any device or screen.
As it relates to investments in OTT services and products, the business value is evolving from market share preservation to revenue generation for media companies. Our cloud-based platform Ready4Air is a turn-key application for developing premium video on demand, or VOD, and live OTT products. We provide a comprehensive toolkit, enabling companies to expedite media delivery and to develop a single application for multi-screen deployment, saving initial development and post-development costs associated with annual maintenance.
The revenue derived from our media vertical grew 7.9% from 2015 to 2016, contributing 8.3% of our total revenue for the year ended December 31, 2016.
Case study:
Our client,          , wanted to empower its subscribers to watch their favorite shows or programs when they want and how they want. We proposed a best-in-class VOD platform that would allow customers to stream and view mid-tail video content on web browsers, mobile devices and set-top boxes. We applied a research-and-development-oriented delivery approach, combining multiple skills including Java, IPTV (delivery of television via internet protocol) and mobile technologies, to develop this platform. With the new platform, consumers can now watch their favorite channels and programs anywhere, at any time.
We provided the services discussed in this case study in the year[s] ended          .
Healthcare
Healthcare professionals, or HCPs, must develop a deeper understanding of consumer and patient needs to adapt to the challenges brought on by the widespread consumerization of health-tech. Regardless of the delivery method (the cloud, wearable technology, mobile apps, direct messaging, etc.), digital is the primary channel for engaging patients and healthcare providers. Even with strong competition from established players, as well as regulatory constraints in the industry, we have been able to develop projects and establish a presence in the sector.
Based on our deep understanding of healthcare stakeholder needs and engagement preferences, we have created comprehensive and integrated customer experiences for our clients, allowing them to maximize the value of their digital opportunities, leveraging their domain expertise and marketing capabilities to break down stakeholder barriers, impact their behavior and demonstrate more cost-effective outcomes.
In the past few years we have helped some of the top healthcare companies, including three of the top 25 pharmaceutical companies in the world (as measured by 2016 revenue), design and build consistent global digital solutions and tools for HCPs, patients and payers; patient and HCP support programs at both the global and local level; synergistic digital ecosystems; replicable and customizable programs for internal communication; customer-centric lead acquisition engines; applied data for digital optimization; and robust infrastructure to support new omni-channel platforms.
The revenue derived from our healthcare vertical declined 8.3% from 2015 to 2016, contributing 6.1% of our total revenue for the year ended December 31, 2016.
Case study:
Our client,          , came to us with a need for a web solution that would allow for higher flexibility and that could support changes in business needs and units, while providing various services to a wide variety of stakeholders. The scope of the project included 36 different sites covering 19 countries using 10 different languages. The final solution, based on a modular, template approach, supports quick localization and allows healthcare professionals to engage with           in a more personalized way. We believe that this project demonstrated our depth and breadth as a global systems integrator and design agency and led to additional digital projects with the client.
We provided the services discussed in this case study in the year[s] ended          .
Our clients
We focus on delivering innovative end-user customer experiences that increase adoption and engagement, while strengthening the relationship of our clients with their end consumers. Not only do we help clients develop new products and services by identifying opportunities across consumer touchpoints, we also work with them in a Run capacity to analyze the vast amount of data that ultimately provides new insights into their products and customer usage. We believe that our business model deepens our relationships with our existing clients and leads to additional revenue opportunities as a result of our ability to analyze and capitalize on this data. We also target new clients by showcasing our strategic consulting, graphic design and technological innovation capabilities along with our deep understanding of emerging technologies and related market trends.
Our clients include primarily medium- to large-sized industry incumbent companies based in Europe, North America, South America, Asia and Australia, generally operating in seven verticals of focus: retail, automotive, government, financial services, travel and hospitality, media and healthcare. We believe the strength of our relationships with our clients derives from our ability to understand their businesses and help them drive revenue, the integration of our local and onsite teams within their organizations combined with our global presence as well as the innovative and differentiated solutions that we deliver through high-quality execution. We have been able to retain and expand relationships with our clients by merging their industry knowledge with our expertise in the latest market trends to deliver tangible business value.
We typically enter into a master services agreement with our clients, outlining the scope of work, as well as the timing, pricing terms and performance criteria for each individual engagement.
Client concentration
Our client concentration spans companies that vary by revenue, geography and industry. Our top 10 clients by revenue contributed 32.0%, 28.5% and       % of total revenue for the years 2015, 2016 and 2017, respectively. None of our clients accounted for more than 10.0% of total revenue in 2015 and 2016. Revenue from our largest client in 2017 accounted for       % of our total revenue that year. We are not dependent on any one client or industry.
Our global platform has enabled us to service clients in 40 countries around the world. This global presence has allowed us to:
•
secure and service key clients globally,

•
leverage global expertise for local clients,

•
leverage acquisition skillsets globally and

•
leverage local innovations for the entire company.

The following table sets forth the percentage of our revenue by geography for the periods presented:
	Year ended December 31,
(in thousands; except for percentages)	2015		2016		2017
By geography
Germany	€34,309	18.6%	€41,354	19.9%	€	%
Sweden	31,813	17.2%	33,250	16.0%		%
United Kingdom	34,874	18.9%	30,585	14.7%		%
France	30,493	16.5%	29,040	14.0%		%
Denmark	13,364	7.2%	14,191	6.8%		%
Netherlands	—	—	10,675	5.1%		%
Switzerland	723	0.4%	2,103	1.0%		%
Europe	€145,576	78.7%	€161,202	77.6%	€	%
United States	29,997	16.2%	29,379	14.1%		%
Canada	3,385	1.8%	7,648	3.7%		%
North America	33,382	18.1%	37,027	17.8%		%
Australia	2,098	1.1%	5,318	2.6%		%
Singapore	184	0.1%	1,071	0.5%		%
Asia–Pacific	2,282	1.2%	6,389	3.1%		%
Global Delivery	—	—	74	0.0%
Other	3,666	2.0%	3,109	1.5%		%
Revenue	€184,906	100.0%	€207,801	100.0%	€	100%
The following table sets forth the percentage of our revenue by industry vertical for the periods presented:
	Year ended December 31,
(in thousands; except for percentages)	2015		2016		2017
By industry vertical
Retail	€36,379	19.7%	€50,325	24.2%	€	%
Automotive	21,732	11.8%	27,722	13.3%		%
Government	29,636	16.0%	26,456	12.7%		%
Financial services	16,520	8.9%	22,145	10.7%		%
Travel and hospitality	17,430	9.4%	18,592	8.9%		%
Media	15,740	8.5%	17,015	8.2%		%
Healthcare	13,739	7.4%	12,707	6.1%		%
Technology and telecom	3,934	2.1%	4,281	2.1%		%
Manufacturing	3,087	1.7%	4,762	2.3%		%
Utility	437	0.2%	1,218	0.6%		%
Other	26,273	14.2%	22,579	10.9%		%
Revenue	€184,906	100%	€207,801	100%	€	100%

Sales & marketing
Our sales and marketing organization is set up at a country level, with our sales force supported by local marketing teams dedicated to new businesses and account farming. Our sales force operates with the support of our vertical thought leaders, corporate marketing team and skill and innovation centers in order to provide insight and proposals that target new clients or new perspectives and opportunities to grow activities with our existing clients.
Our offices are located in some of the most important economic centers in North America, Europe and Asia. These strategically selected locations form the backbone of our localized go-to-market strategy and further enhance our competitive differentiation and local awareness of business opportunities. Each Valtech office is embedded in the local or regional market, bringing our full offering of services and vertical knowledge to that market. This helps us take advantage of our global presence, while building deep and lasting relationships with local businesses and brands that also have a global reach. We serve our clients under our global / local model, which not only facilitates the development of long-standing relationships and revenue streams with clients, but also differentiates us from our global competitors.
Sales
Farming of existing accounts
We are focused on taking a strategic approach to account management. Every client is assigned an account manager who is dedicated to growing the account and positioning Valtech as a strategic and trusted partner. Moreover, our innovation lab seminars, white papers and publications help to forge a new level of discussion, driven by current and future challenges, to guide our existing clients towards a digital transformation plan, helping them succeed in the digital era.
Business development of new accounts
Our business development initiatives are fueled by leads coming from our marketing engine and industry-focused events. Our sales teams operate under guidelines that determine, for each country, what type of services will be promoted to a specific industry. The services with high ROI are supported with both assets and marketing support in order for us to differentiate ourselves and maximize our ability to win new business.
Strategic clients and targets
Given the nature of services we provide to our strategic clients (which often require significant transformation of business environments and strategy), sales cycles typically last from six to 12 months, requiring multidisciplinary teams from various countries to work with our potential and existing clients to define the scope of work. Our top executives and senior engagement managers handle these strategic clients or target relationships directly. They constantly look for strategic opportunities to expand the scope of our client activities and define the right message or proposals.
Marketing
Our marketing strategy consists of our participation at industry-focused events as well as publication of research works in our verticals of expertise.
Industry-focused events
Our team regularly attends industry-focused events as a means to engage with the business and technology communities. For example, every year we participate in the IBC symposium in

Amsterdam, the media industry’s leading trade show, which has helped us establish relationships with large customers in the industry. Other events where we have participated as an exhibitor and/or presenter include Dmexco in Germany, the largest business event of the digital economy in Europe, and the NRF’s annual convention in New York, the biggest retail show in the world. We believe our continued involvement in these events not only increases our brand recognition, but also provides the perfect setting to engage with key potential clients to discuss their business needs.
Publication of research works
Our marketing ecosystem is also fueled by our publication of research reports, white papers and case studies, which help our clients and prospects better understand their current and future challenges, anticipate disruption and engage with their own customers. Examples of some of our publications include:
•
Agile marketing, the new imperative

•
The future of retail

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How digital health will impact the pharma industry

•
Digital transformation: a case for digital change

•
The state of Nordic e-commerce

•
The digital airport in the age of the connected traveler

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Innovating the customer experience in financial services

•
The big data revolution

•
Digital learning: building on a developmental and educational theoretical basis

Public relations
Our thought leaders speak at conferences, publish blogs and papers and are active on social media to maintain our visibility in each of the various industries we serve. Furthermore, we are continuously showcased in targeted third-party publications, highlighting our industry expertise and our thought leadership within key verticals for marquee clients. These efforts are supported by a strong public relations strategy and ongoing relationships with editors, publishers and other media influencers.
Commitment to continuous learning and improvement
We invest in the ongoing education of all of our people, including our sales and marketing personnel. We leverage modern distributed communication platforms that provide the backbone of a fully modern intranet, complete with internal wikis, topic conversation productivity tools, instant messaging/video conferencing, project archives and craft circles for every discipline. Our sales and marketing employees not only participate and have access to this vast, constantly updated knowledge base, but they also attend an annual sales and marketing summit where they can engage with their peers.
Trends, insights and best practices are also shared within our organization to ensure our practices are consistent and based on the latest information and that we are able to help our clients in every region of the world.

People
Our employees are the key to our success. Our employees come from all over the world, enabling us to best showcase our global presence and delivery platform. Our teams are multidisciplinary and equipped with versatile skill-sets, a combination that provides us with the ability to tackle our clients’ most significant digital transformation challenges with both technical acumen and creativity.
While we have a global presence, we also operate locally. Global companies continue to seek and demand third-party partners that can engage with them on site. Because of the complex nature of the business problems we help our clients address, our teams operate on-shore, in real-time and in the same languages as our clients. For example, it is not unusual for our clients’ teams to set up working stations at our local offices for extended periods during an engagement, leading to strengthened relationships deeply rooted in trust and quality of service.
As of December 31, 2016, we had 1,836 employees, comprised of strategists, creatives, designers and engineers, supported by a team of staff in administrative functions. Due in large part to our entrepreneurial culture which allows our employees to take ownership of their projects and continuously innovate, as well as the high profile of our client base, we have historically experienced minimal employee attrition.

The table below summarizes our employees by location as of December 31, 2016:
Year ended December 31, 2016
Entity
Argentina	47
Australia	35
Canada	71
Denmark	128
France	187
Germany	190
India	495
Netherlands	200
Singapore	9
Sweden	257
Switzerland	9
United Kingdom	95
United States	113
Total	1,836
Recruiting
We continue our commitment to promoting the development of young minds through our global talent program, serving new college graduates who have an international outlook, ambitious goals and have demonstrated a strong aptitude in one or more of our core service areas. Our program allows participants to spend time in real-world business scenarios while traveling and living in a handful of different countries and offices. They gain a better understanding of international business, of places they may want to live and of the skills and technologies needed to be successful in today’s demanding business environment. While these programs enrich the lives and experience of participants, they have also enabled us to recruit hundreds of young and passionate individuals who demonstrate proven capabilities and who understand and embrace our culture.
Training and retention
We are heavily focused on training and developing our talent. Our rigorous training sessions keep teams up to date on the latest technology trends and best practices. Our training programs also provide an opportunity for employee dialogue and knowledge sharing. The cross pollination of expertise allows us to better implement global projects and facilitates our ability to conceive, deliver and integrate digital solutions for our clients.
In addition to helping those who have not yet started their careers, we are also a forward-thinking, modern workplace. We encourage employees to explore assignments in other countries and support their efforts in continuing education, cutting edge training and symposiums, speaking engagements and research publishing. We also support community development around employee areas of interest. For example, in almost every country we sponsor and host agile development user groups and meetups—offering our offices after work. This not only supports our employees but is also a fruitful source of new employees and even new clients.

Competitive landscape
We are more than an agency, more than a consultancy and more than an IT services integrator. We are a unique digital transformation services provider operating across the entire digital spectrum, enabling us to help our clients transform themselves and redesign their digital journeys from end-to-end. We believe that the market is shifting towards a need for integrated solutions as the lines between marketing and business initiatives continue to blur. This creates a unique business opportunity for us as traditional market players provide inadequate or incomplete solutions for digital transformation.
Depending on how we engage with a new client, we compete with strategic consultancies, IT integrators or digital agencies. Strategic consultancies compete to help companies develop digital strategies, while IT integrators and digital agencies compete to help companies build and maintain commerce and marketing platforms.
The markets in which we compete are evolving rapidly. We believe that the principal competitive factors in our business include:
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the ability to innovate;

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client business and industry knowledge;

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end-to-end solution offerings;

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reputation and track record for high-quality and on-time delivery of work;

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effective employee recruiting;

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training and retention;

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responsiveness to clients’ business needs;

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scale; and

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financial stability.

We primarily face competition from:
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next-gen IT services providers such as Globant, EPAM and Luxoft;

•
digital agencies and design firms such as SapientNitro, RGA, AKQA and DigitasLBI;

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large global consulting and outsourcing firms, such as Accenture, McKinsey, BCG and IBM; and

•
traditional technology outsourcing IT services providers, such as Cognizant and Capgemini.

Large scale consulting firms can offer strategy but lack implementation capabilities; IT integrators can implement, but lack the digital creativity and marketing skillsets; and digital agencies provide a piece of the digital transformation puzzle, but often lack the ability to consult on strategy or business decisions. We believe that our holistic approach focused on delivering Valtech’s Customer Responsive Platforms that drive our clients’ business transformations positions us well to compete effectively today and in the future.
Company history
Valtech was founded in 1993 in France as an IT consultancy specializing in delivering complex software through early adoption of object-oriented developments and pioneering Agile methodologies. In its 2004 report, Offshore Outsourcing and Agile Development, Forrester

featured Valtech as one of the first companies to successfully apply Agile development processes to offshore projects. The Company was listed on the Paris stock exchange in 1999 and thereafter continued building a global presence and expanding its capabilities through several acquisitions.
In March 2010, our Chief Executive Officer, Argentinian entrepreneur Sebastian Lombardo, partnered with our Co-Chief Operating Officers, American executive Tomas Nores and French digital entrepreneur Olivier Padiou. Together, with the financial support of an affiliate of Verlinvest SA (a Belgian family-owned investment holding company currently holding direct and indirect ownership of Valtech, as discussed in “Principal shareholders”), they took control of the Company. Since then, alongside a talented management team, our focus has been on redefining our strategic objectives, divesting non-core assets and conducting targeted acquisitions geared towards complementing a comprehensive portfolio of offerings capable of addressing our clients’ critical customer engagement and e-commerce needs.
In December 2015, an initial tender offer to take the Company private was launched. A second offer was launched in February 2017, successfully resulting in SiegCo SA, a holding company that is majority held by Verlinvest SA, controlling, together with Verlinvest SA, 100% of Valtech’s outstanding shares as of the end of March 2017.
In November 2014, we adopted the corporate form of a European public limited liability company (Societas Europaea, or SE), pursuant to the laws of the European Union, and became Valtech SE. Our registered office is located in England, where we are currently registered under the number SE000106.
Intellectual property
We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. Our intellectual property includes the trademarked brand “Valtech” (which is registered or pending registration in various jurisdictions, including the European Union, the United States, Australia, Canada, France, Germany, India, China, Singapore, Switzerland, Ukraine and Brazil), six additional trademarks that are registered or pending registration in one or multiple jurisdictions, 45 active domain names, and three pending patent applications in the United States, as well as non-patented proprietary tools and methods that can enhance the performance of the platforms we develop and be applied across various sector verticals.
We do not believe that any individual registered intellectual property right, other than our rights in our name and logo, is material to our business.
Our three pending patent applications cover technologies developed internally that contribute to the seamless implementation and superior technological value proposition of our online-to-offline projects.
We have also developed non-patented proprietary tools and methods that considerably accelerate and facilitate the implementation of platforms for client projects. With a dedicated asset development budget, these tools and methods are improved on an ongoing basis, allowing us to maintain our competitive advantage over the industry: a reduction in project build time increases our efficiency and reduces our implementation costs and risks.
Among other proprietary tools, we have developed platform-specific starter kits, including some specific components adapted to some of our verticals or covering specific functional needs (for example, on extending DAM solution). We have enhanced agile work methodologies from Design thinking to Agile delivery which allows us to be more effective for Digital projects as well as to support our Agile Marketing vision.

Corporate and social responsibility
The fabric of our day-to-day culture is stitched together by our strong focus on initiatives that make a difference. We craft programs that support our incredibly diverse and global workforce. We invest in strengthening the communities in which we live and work today, along with where we hope to be in the future. As part of our global mission, we educate and empower the future leaders of the tech industry. By bringing technology and people together, we enact change that inspires new paths forward for employees and communities around the globe.
A diverse world
We believe that celebrating different cultures, languages and experiences makes us stronger. There is power in our diversity. One of our most popular programs is the Valtech International Talent Program. Each year, we select a talented group of university students to join our team for an internship that we believe is unlike any other. The interns work and travel together to several of our offices, including Paris, Munich and Copenhagen, and manage high-level projects alongside Valtech web teams. At the end of the internship, they have improved their English and technical skills and gained invaluable work experience. Our interns often will have also secured a full-time offer upon leaving.
We have other professional exchange programs, including the Valtech Marketing Exchange, where marketing employees enjoy the opportunity to travel internationally for work in order to collaborate alongside different colleagues from around the globe. We specifically design our professional exchange programs to serve dual purposes: combining work and social interaction to nurture well-rounded professionals with a more comprehensive view of the world and our clients.
A strong community
We depend on the communities that support us, and we strongly believe in investing in people. For example, we established our “Joy of Giving” committee in our India offices to promote philanthropic initiatives. Last year, the committee was able to donate funds to purchase a Cardiac Ambulance for the Sri Jayadeva Institute of Cardiovascular Sciences and Research.
Similarly, we are committed to Arbusta, an Argentinean-based program aimed at increasing opportunities and providing training, education and job placement to citizens below the poverty line. Participants enjoy a multitude of job placement options in the tech industry, from quality control to content management support. We were Arbusta’s first contributor four years ago and we remain its biggest one. The program has been successful and is now spreading to other countries in Latin America.
Education for the Future
We believe in educating, empowering and inspiring the future of technology. Through different internships and vocational programs, Valtech educates and empowers students and professionals already aiming to work in the digital world. One of our favorite programs at Valtech is the Tech Girl program, where we aim to inspire young girls to develop coding skills and an interest in programming. The course is designed for girls by girls, run by an all-female Valtech teaching team, including some of our top developers and UX-engineers. Since 2014, we have run the program six times and have reached out to other companies to start their own Tech Girl programs.

Facilities and infrastructure
As of December 31, 2016, we occupied 35 facilities located in 26 cities throughout 15 countries. All of our facilities are leased.
Legal proceedings
We are, from time to time, involved in litigation and claims arising out of our operations in the normal course of business. We accrue liabilities when it is probable that future costs will be incurred and such cost can be reasonably estimated.
At the present time, we are not a party to any material legal proceeding. In addition, we are not aware of any material legal or governmental proceedings against us, or contemplated to be brought against us.

Management
We are currently reviewing the composition of our board of directors, our committees and our corporate governance practices in light of this offering and applicable requirements of the SEC and          . In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate.
Board of directors
Our board of directors is currently composed of four members. Additional members will assume office upon consummation of the IPO. Our directors do not have a retirement age requirement under our articles of association.
Upon completion of this offering, our board will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders.           and           will serve as Class I directors (with a term expiring in           2019).           and           will serve as Class II directors (with a term expiring in 2020).           and           will serve as Class III directors (with a term expiring in 2021).
The following table presents the names of our director and director nominees.
Name	Age	Position
Sebastian Lombardo	45	Chairman
Frédéric de Mevius	59	Director
Daniel Grossmann	46	Director
Laurent Schwarz	60	Director
The following is a brief summary of the business experience of our directors and director nominees. Unless otherwise indicated, the current business addresses for our directors is Valtech SE, 46 Colebrooke Row, London, N1 8AF, England, United Kingdom.
Sebastian Lombardo has served as Chairman of the Board and Chief Executive Officer of Valtech since March 9, 2010 and was first appointed as a director of Valtech on February 4, 2010. As a representative of Valtech SE. He is also a director of SiegCo SA. He has 19 years of experience in the IT sector and with innovative technologies. Over the past 10 years, he has founded, co-founded and invested in a dozen companies and helped create thousands of jobs in a variety of areas in IT. Mr. Lombardo holds an MBA from Grenoble School of Management.
Frédéric de Mevius has been a member of the board of directors of Valtech since December 21, 2012. Previously, Mr. de Mevius had been a member of the Board as a legal representative of Le Domaine de la Falize SA since April 22, 2010. He founded Verlinvest SA, or Verlinvest, in 1995 and was its Managing Director until his resignation in December 2012. He remains a director and Chairman of the board of directors of Verlinvest and is also a director of SiegCo pursuant to the shareholders’ agreement described in “Related party transactions—Shareholders’ agreement.” Mr. de Mevius served as a director at Interbrew (now AB-Inbev) from 1991 to 2004 and of Spadel (Belgium) from 1993 to 2000. Before assuming those positions, he served as an investment banker at Lehman Brothers for eight years and as a manager at SG Warburg & Co for four years. Mr. de Mevius graduated with a degree in Finance and Economics from the University of Louvain-la-Neuve.
Daniel Grossmann has been a member of the board of directors of Valtech since                . Previously, he had been a representative of Next Consulting SPRL and an administrator of the board of directors of Valtech in that capacity since April 22, 2010. He is also the co-founder and managing partner of Kharis Capital. Previously, Mr. Grossmann led direct investments and internal developments for Verlinvest and remains an advisor to Verlinvest. He is also a director of various companies, including ITWP (Toluna), BK SEE, QSR Belgium and Kharis Capital group companies. He began his career as a lawyer at Allen & Overy before joining private equity fund G Partners, which focused on investments in the retail domain. Mr. Grossmann holds a law degree from the Free University of Brussels (Université Libre de Bruxelles) and is a Stanford University SEP graduate.
Laurent Schwarz has been a member of the board of directors of Valtech since                . Previously, he had been a representative of Luckyway SPRL and an administrator of the board of directors of Valtech in that capacity since December 15, 2015. Before that, he had been a member of the board of directors as a representative of Astove Sprl since April 22, 2010. He is currently a director at Tevizz. Mr. Schwarz was also assistant professor at HEC and was appointed Chairman of the supervisory board of Novedia in July 2007 and resigned in February 2014. He is a founding partner of Alten, a company where he was a Managing Director until 2007, and was a member of Alten’s board of directors.
Executive officers
Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Sebastian Lombardo, our CEO, with broad experience in information technology, strategy, operations, finance, sales, communications and training. Our senior management has an average of 17 years of experience in the IT industry. Many of the members of our management team have worked together as a team for many years.
The following table lists our current executive officers:
Name	Age	Position
Sebastian Lombardo	45	Chief Executive Officer
Olivier Padiou	52	Chief Operating Officer
Tomas Nores	50	Chief Operating Officer
Laurent Pretet	45	Chief Financial Officer
Paul Lewis	52	Chief Marketing Officer
Ulf Sidemo	54	Managing Director—SE, U.K. & NL
Carsten Brogaard Jensen	44	Managing Director—DK, DE & FR
Alexandra de la Martinière	53	General Counsel
The following is a brief summary of the business experience of our non-director executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Valtech SE, 46 Colebrooke Row, London, N1 8AF, England, United Kingdom.
Olivier Padiou is the Chief Operating Officer of Valtech. Mr. Padiou steers and runs Valtech’s sales and marketing operations across the globe in Europe, Asia and North America. He supports Valtech’s business development worldwide and manages key strategic clients. Mr. Padiou began his career with Apple where he gained a passion for using technology to create the best possible experience for consumers. He has extensive experience in the digital industry, co-founding French digital agency MDEO in 1993. He was also involved in the creation of the international agency network Zentropy Partners (now MRM Partner Worldwide). Mr. Padiou joined Valtech in 2002 as General Manager. In 2004, he founded a new digital agency focused on the luxury field that would later become a part of Valtech. Mr. Padiou holds a Master’s degree in Computer Science.
Tomas Nores is the Chief Operating Officer of Valtech. Mr. Nores joined Valtech in March 2010. He is responsible for defining, organizing and aligning the processes that allow Valtech to function as a global company. He is also responsible for acquisitions and for facilitating the sharing of know-how within the group. He has over 16 years of experience in telecommunications and media, in large international groups specializing in technologies, applications, software and services. Mr. Nores has held several management positions in marketing and sales worldwide during the past 12 years in the Novedia and Alcatel-Lucent groups. He also holds an MBA from the MIT Sloan School of Management in Boston.
Laurent Pretet is the Chief Financial Officer of Valtech. Mr. Pretet joined Valtech in November 2012. Before joining Valtech, he was Chief Financial and Administrative Officer for four years and a board member of the Novedia Group, a marketing and technology consulting company for digital projects. He began his career in corporate banking before co-founding a company providing mobile telephony services. Mr. Pretet is a graduate of HEC in Paris.
Paul Lewis is the Chief Marketing Officer of Valtech. He joined Valtech in November 2014. He was most recently the Global Director of Partner Marketing at Adobe. Prior to his position at Adobe, Mr. Lewis was the Global Director of the Society of Digital Agencies. Mr. Lewis was also the CEO of an independent agency, MindComet Corporation, from September 2006 to August 2008. He holds a Computer Science degree from the University of Central Florida.
Ulf Sidemo has served as the Managing Director for Valtech Sweden since October 2003, Valtech United Kingdom since 2012 and Valtech Netherlands since 2016. He began his career at Ericsson where he successively held the positions of software engineer in Sweden and Dallas (the United States) and project manager for a project in Lahore (Pakistan) before becoming responsible for the Romanian market, and then for the United Kingdom, France, Belgium, Turkey and Africa. Mr. Sidemo holds a Master’s degree in Science and an MBA from the University of Gothenburg.
Carsten Brogaard Jensen is the Managing Director of Valtech Denmark, Valtech Germany and Valtech France. He joined Valtech in 2000. Within the company, he previously served as Management Consultant and Sales Director. Prior to working at Valtech, Mr. Brogaard Jensen led an international career as a trade officer in Singapore and technology consultant at Cap Gemini. He also holds a Master of Science in International Business from the Copenhagen Business School.
Alexandra de la Martinière has been General Counsel of Valtech since July 2012. She is in charge of the legal department and serves as the Company Secretary of the board of directors. Ms. de la Martinière was General Counsel of Radio France for seven years, before which she worked for 10 years at various international law firms. She holds a law degree from the University Paris I.
Family relationships
There are no family relationships among any of our executive officers or directors.
Director independence
Upon consummation of the IPO, our board of directors will be composed of six members, two of whom qualify as “independent” under the listing standards of           . The compensation committee and the nominating and corporate governance committee will not be comprised entirely of independent directors.
Corporate governance practices
Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of           . In order to list on          , we are required to comply with certain           Rules. As a foreign private issuer, we may follow our home country’s corporate

governance practices in lieu of certain of the           Rules. Our corporate governance practices differ in certain respects from those that U.S. companies must adopt in order to maintain a           listing. A brief summary of these differences is provided as follows:
Committees of the Board of Directors
Audit committee
The audit committee, which is expected to consist of           ,        and          , will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm.           will serve as the chairman of the committee. The audit committee will consist exclusively of members of our board of directors who are financially literate, and           is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that           and           satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
Code of ethics
We have adopted a code of ethics applicable to the board of directors and all employees, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Since its effective date on          , we have not waived compliance with or amended the code of ethics.
Compensation of directors and officers
For the year ended December 31, 2017, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was €          million.
During the year ended December 31, 2017, we had no performance-based compensation programs for directors. Certain officers were eligible to receive annual incentive bonuses on an individual basis based on their achievement of performance targets that are defined annually.
The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of  €           in the year ended December 31, 2017.
Employment agreements
We have entered into employment agreements with each of the following executive officers: Messrs. Padiou, Pretet, Lewis, Sidemo and Brogaard Jensen and Ms. de la Martinière. On September 30, 2014, the Company entered into an offer letter with Mr. Lewis providing for an annual base salary and customary U.S. employee benefits. The employment agreements with the other executive officers provide for their base and incentive compensation, including certain equity grants, contain termination notice periods ranging from three months to six months and describe certain pension benefits available under statutory French law. The agreement with Mr. Sidemo provides for severance benefits equal to six months of base compensation. Our employment agreements with Messrs. Pretet and Brogaard Jensen provide for a 12-month non-compete period following the termination of employment, and we must pay Mr. Pretet €5,000 per month during the non-compete period applicable to him or waive his non-compete restriction. Our employment agreement with Mr. Padiou provides for a six-month non-compete period following the termination of employment. Our employment agreements with Messrs. Padiou and Pretet provide for a one-year and two-year non-solicit, respectively, of employees following the termination of employment, and our employment agreement with Ms. de la Martinière provides for a five-year non-solicit of employees following the termination of employment.
Additionally, we currently compensate Messrs. Lombardo and Nores, and we previously compensated Ms. de la Martinière, through service agreements with entities controlled by each such executive officer. See “Related party transactions—Service agreements with certain executive officers.”
Issuance of warrants
We have implemented a policy for the issuance of warrants to certain of our employees, which, subject to the recipient paying a subscription price, represent a right to receive ordinary shares upon the payment of an exercise price. Recipients of warrants are determined in the discretion of the Board and, once a recipient is issued a warrant, he or she must pay the subscription price associated with such warrant or such warrant is forfeited.
We have issued warrants on each of July 12, 2013 (the First Issuance), January 27, 2015 (the Second Issuance), June 15, 2015 and July 21, 2015 (together, the Third Issuance), July 3, 2015 (the Fourth Issuance) and April 7, 2017 (the Fifth Issuance) to our executive officers, and the terms of each issuance of warrants is set forth in the following table:
Issuance	Aggregate number of warrants issued to Executive Officers	Number of warrants that must be exercised to receive one ordinary share	Subscription Price (all prices in € )	Exercise Price (all prices in € )	Beginning of Exercise Period	End of Exercise Period
First	18,444,602	8	.03	.27	7/12/16	12/15/18
Second	5,828,567	8	.05	.4875	7/12/16	12/15/18
Third	50,000	1	.80	7.32	6/1/18	5/31/20
Fourth	0	1	.80	7.55	6/1/18	5/31/20
Fifth	0	1	1.25	12.25	4/10/20	4/9/22
2018 Omnibus Equity Plan
We intend to adopt an equity incentive compensation plan under which we intend to issue equity awards to our executives, directors and other key employees and service providers.

Principal shareholders
The following table presents information relating to the beneficial ownership of our ordinary shares as of        by:
•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

•
each of our executive officers and directors that will be in place as of the consummation of this offering; and

•
all executive officers and directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or with respect to which the individual has the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of             through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.
The percentage of outstanding ordinary shares is computed on the basis of 27,542,070 ordinary shares outstanding as of January 31, 2018. Ordinary shares that a person has the right to acquire within 60 days of             are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers directors as a group. Unless otherwise indicated below, the address for each beneficial owner is c/o Valtech SE, 46 Colebrooke Row, London, N1 8AF, England, United Kingdom.
	Shares beneficially owned before this offering		Shares beneficially owned after this offering(1)		Percent of shares beneficially owned assuming full exercise of the over- allotment option
Shareholder	Number	Percent	Number	Percent
5% Shareholders
SiegCo SA(2)	24,744,272	89.84%	24,744,272%		%
Cosmoledo SPRL(3)	2,816,176	9.28%	2,816,176%		%
Verlinvest SA(4)	1,875,000	6.81%	1,875,000%		%
Executive Officers and Directors
Sebastian Lombardo(3)	2,816,176	9.28%	2,816,176%		%
Frédéric de Mevius(5)	—	*	—	*	*
Daniel Grossmann	—	*	—	*	*
Laurent Schwarz(6)	—	*	—	*	*
Olivier Padiou(7)	—	*	—	*	*
Tomas Nores(7)	—	*	—	*	*
Laurent Pretet(8)	70,452	*	70,452	*	*
Paul Lewis	—	*	—	*	*
Ulf Sidemo	—	*	—	*	*
Carsten Brogaard Jensen(9)	131,179	*	131,179	*	*
Alexandra de la Martinière(10)	16,340	*	16,340	*	*
*
Less than 1%

(1) Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”
(2) The address for SiegCo SA is Place Flagey 18, 1050 Brussels, Belgium. No shareholder of SiegCo SA is individually entitled to direct the voting and investment power over the shares held by SiegCo SA. Ownership of SiegCo SA as of            , 2018 is indicated in the following table:
SiegCo SA shareholder	Percentage of outstanding SiegCo SA shares owned
Verlinvest SA	70.46%
Cosmoledo SPRL	9.46%
Mousseluxe S.à r.l.	8.61%
LuckyWay SPRL	5.70%
KC Digitech S.C.Sp.	5.77%
Total	100%
LuckyWay SPRL is wholly owned by Laurent Schwarz, one of our directors, and ownership of Verlinvest and Cosmoledo SPRL is as described in notes (3) and (2), respectively. Verlinvest SA is indirectly controlled by Vedihold SA. See note 4 for additional information on Verlinvest SA and its shareholders.
(3) Consists of 2,816,176 shares issuable upon exercise of warrants held by Cosmoledo SPRL and excludes the shares of Cosmoledo SPRL held indirectly by Cosmoledo SPRL through its ownership of SiegCo SA. Ownership of Cosmoledo SPRL as of            , 2018 is indicated in the following table:
Cosmoledo SPRL shareholder	Percentage of outstanding Cosmoledo SPRL shares owned
A3 Investments SA	63.00%
Tomas Nores	25.00%
Olivier Padiou	12.00%
Total	100%
A3 Investments SA is the controlling shareholder of Cosmoledo SPRL and is wholly owned by Sebastian Lombardo. Therefore, Sebastian Lombardo may be deemed to have beneficial ownership over the shares held by Cosmoledo SPRL. Mr. Lombardo disclaims beneficial ownership of the shares held by Cosmoledo SPRL, except to the extent of any pecuniary interest therein. The address for Cosmoledo SPRL is Place du Champ de Mars 5, 1050 Brussels, Belgium.
(4) Consists of shares held directly by Verlinvest SA and excludes the shares held indirectly by Verlinvest SA through its ownership of SiegCo SA. Verlinvest SA is indirectly controlled by Vedihold SA. Except for Vedipar SA, which holds 37.68% of the shares and voting rights of Vedihold SA, no person owns, directly or indirectly, 10% or more of the shares in Vedihold SA and there are no voting agreements, shareholder agreements, by-laws or other arrangements in place under which an individual or legal entity, acting individually or jointly with others, directly and/or indirectly, is in a position to exercise control over Vedihold SA. No person owns, directly or indirectly, 10% or more of the shares in Vedipar SA or greater than 20% of the voting rights in Vedipar SA and there are no voting agreements, shareholder agreements, by-laws or other arrangements in place under which an individual or legal entity, acting individually or jointly with others, directly and/or indirectly, is in a position to exercise control over Vedipar SA. Frédéric de Mevius, one of our directors,is the controlling shareholder and manager of DLF Participations SCA, which is, indirectly, the owner of approximately 10% of the shares in Verlinvest SA. Frédéric de Mevius is also a director and Chairman of the Board of Verlinvest SA. The address for Verlinvest SA is Place Flagey 18, 1050 Brussels, Belgium.
(5) Excludes shares held indirectly by Mr. de Mevius through his indirect holdings in Verlinvest SA and SiegCo SA through DLF Participations SCA as further described in note 4.
(6) Excludes shares held indirectly by Mr. Schwarz through his indirect holdings in SiegCo SA through LuckyWay SPRL.
(7) Excludes shares held indirectly by Mr. Nores and Mr. Padiou through their indirect holdings in SiegCo SA through Cosmoledo SPRL and 2,816,176 shares issuable to Cosmoledo SPRL upon exercise of warrants that it holds.
(8) Consists of 70,452 shares issuable upon exercise of warrants held by Mr. Pretet.
(9) Consists of 131,179 shares issuable upon exercise of warrants held by Mr. Brogaard Jensen.
(10) Includes 12,255 shares issuable upon exercise of warrants held by Ms. de la Martinière.
Significant changes in ownership by major shareholders
On January 12, 2016, SiegCo SA launched a public tender offer for all shares in Valtech not previously held by SiegCo SA or Verlinvest SA. The offered price was €11.50 per Valtech share.

The public tender offer closed on February 1, 2016. A total of 2,595,863 shares of Valtech were acquired under the offer and, following the offer, SiegCo SA and Verlinvest SA together held 87.87% of the outstanding voting rights in Valtech.
In July 2016, SiegCo SA acquired 60,000 shares in Valtech from Neon Stingray Pty Ltd. for €690,000. The amount paid by SiegCo SA was advanced to SiegCo SA by Verlinvest SA. Also in July 2016, SiegCo SA acquired 80,000 shares in Valtech in a market transaction for €920,000. The amount paid by SiegCo SA was advanced to SiegCo SA by Verlinvest SA.
On February 2, 2017, SiegCo SA launched a public tender offer for all shares in Valtech not previously held by SiegCo SA or Verlinvest SA, acting in concert with SiegCo SA. The offered price was €12.50 per Valtech share. The public tender offer closed on February 15, 2017. A total of 690,123 shares of Valtech were acquired under the offer and, following the offer, SiegCo SA and Verlinvest together held 96.38% of the outstanding voting rights in Valtech. The tender offer was followed by a compulsory transfer procedure as required by the organizational documents of Valtech, which resulted in SiegCo SA acquiring the remainder of the Valtech shares not already in its possession (excluding the shares held by Verlinvest SA). The price offered to the Valtech shareholders in this compulsory transfer procedure was €12.50 per Valtech share. The compulsory transfer procedure was accomplished by the end of March 2017, with a total of 971,731 Valtech shares being acquired by SiegCo SA.
We have experienced significant changes in the percentage ownership held by major shareholders as a result of the purchases described above and our delisting from Euronext and expect to experience significant changes as a result of this offering. Prior to our delisting from Euronext on March 8, 2017, our principal shareholders were SiegCo SA (84.30%), Verlinvest SA (7.00%) and public investors on the Euronext exchange. Subsequent to our delisting from Euronext and prior to this offering, our principal shareholders were SiegCo SA (89.84%) and Verlinvest SA (6.81%). Verlinvest SA held a majority of the outstanding shares of SiegCo SA both before and after the delisting from Euronext on March 8, 2017.
Furthermore, from January 1, 2013 through December 31, 2017, we granted a total of 30,251,846 warrants to certain of our directors, officers, senior managers and key employees, including 70,000 warrants in connection with certain acquisitions. 23,153,666 warrants were granted on July 12, 2013 (the First Issuance), 6,485,155 warrants were granted on January 27, 2015 (the Second Issuance), an aggregate of 422,625 warrants were granted on June 15, 2015 and July 21, 2015 (together, the Third Issuance), 70,000 warrants were granted on July 3, 2015 (the Fourth Issuance) and 120,400 warrants were granted on April 7, 2017 (the Fifth Issuance). Subject to applicable terms and restrictions, the warrants issued in the First Issuance and Second Issuance may be exercised to receive our ordinary shares at a ratio of 8-to-1 from July 12, 2016 to December 15, 2018, the warrants issued in the Third Issuance and Fourth Issuance may be exercised to receive our ordinary shares at a ratio of 1-to-1 from June 1, 2018 to May 31, 2020 and the warrants issued in the Fifth Issuance may be exercised to receive our ordinary shares at a ratio of 1-to-1 from April 10, 2020 to April 9, 2022. As of the date of this prospectus, 2,816,176 redeemable equity warrants are held by Cosmoledo SPRL, which is owned by Sebastian Lombardo, our Chief Executive Officer (indirectly through his ownership of A3 Investments SA), and Tomas Nores and Olivier Padiou, our Co-Chief Operating Officers. For further information on the redeemable equity warrants, see “Management’s discussion and analysis of financial condition and results of operation—Equity incentive arrangements.”
While none of our existing shareholders are participating in this offering, the percentage ownership held by such shareholders is expected to decrease as a result of the issuance of the ordinary shares sold by us in this offering.

Related party transactions
Related person transaction policy
Prior to the consummation of this offering, we intend to enter into a new related person transaction policy. Pursuant to such related person transaction policy, any related person transaction must be approved or ratified by our board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.
Loan arrangements
On January 12, 2013, we provided a loan of  €79,988 to Olivier Padiou, our Chief Operating Officer, for personal use. The loan bore an interest rate of 1.0% plus the legal rate of interest, which is a reference rate determined by the French Ministry of the Economy. The loan had a maturity date of February 28, 2018. As of            , 2018, the loan was repaid in full.
On May 16, 2014, we provided a loan of  $20,000 to Laurent Pretet, our Chief Financial Officer, for personal use. The loan bears an interest rate of 5.0% and had a maturity date of April 30, 2018. As of            , 2018, the loan was repaid in full.
On June 28, 2016, Verlinvest SA, one of our principal shareholders, loaned us €5 million to help finance the acquisition of eFocus, Strategy & Webdesign B.V. The loan bore an interest rate of 7.0% and had a maturity date of September 30, 2016. We repaid the loan in full on July 29, 2016.
SiegCo SA has provided loans totaling $6,000,000 at an interest rate of 4% per annum to three managers of Valtech: Sebastian Lombardo, our Chief Executive Officer ($3,020,000), Tomas Nores, one of our Chief Operating Officers ($1,450,000), and Olivier Padiou, our other Chief Operating Officer ($1,530,000). These loans are due for repayment by December 31, 2018.
Service agreements or arrangements with certain executive officers
We compensate Sebastian Lombardo, our Chief Executive Officer, and Tomas Nores, our Chief Operating Officer, through service agreements with entities controlled by each such executive officer. Before April 2015, we also compensated Alexandra de la Martinière, our General Counsel, through a service arrangement with an entity controlled by her.
Sebastian Lombardo
We entered into an agreement with SkyJet Ltd on April 1, 2011 for the provision of business development services and administrative assistance. SkyJet Ltd is controlled by Mr. Lombardo. Under this agreement, we were obligated to pay SkyJet Ltd an annual fixed fee of  €693,249 and a variable bonus fee that was based on our financial performance and determined by our nomination and remuneration committee. The agreement was for an indefinite period terminable at will. We paid a fixed fee of  €693,249 and a variable bonus fee of  €282,322 for such services in the year ended December 31, 2014.

The agreement with SkyJet Ltd was terminated on January 27, 2015 and replaced by an agreement with A3 Investments SA, which is controlled by Mr. Lombardo. Pursuant to this agreement, A3 Investments SA provides us with business development services and administrative assistance. Under the agreement with A3 Investments SA, we are obligated to pay an annual fee of  €949,699, of which €295,650 corresponds to certain specific services A3 Investments SA provides concerning development in the United States. The agreement was for a term of 12 months, beginning January 28, 2015. The agreement was last renewed on January 30, 2018 for 12 months. The agreement is terminable at will. We paid a fixed fee of  €949,699, €274,474 and €260,596 for services rendered in the years ended December 31, 2015, 2016 and 2017, respectively.
Tomas Nores
We entered into an agreement with Twenty Plus Consulting LLC on January 1, 2015 for the provision of business development services and administrative assistance. Twenty Plus Consulting LLC is controlled by Mr. Nores and his wife, Marina Font. Under this agreement, we are obligated to pay Twenty Plus Consulting LLC an annual fixed fee of  €360,000 and a variable bonus fee based on the achievement of certain annual performance objectives defined by our compensation committee. The agreement is for an indefinite period terminable at will with a one-month notice period. We paid €437,844, €269,543 and €             to Twenty Plus Consulting LLC for such services in the year ended December 31, 2015, 2016 and 2017, respectively.
Alexandra de la Martinière
From July 2012 through March 2015, we compensated Ms. de la Martinière for her services through a company she controls, ALM Conseil, on the basis of monthly invoices delivered to us by ALM Conseil. Pursuant to this arrangement, we paid €129,495 and €25,045 to ALM Conseil in the year ended December 31, 2014 and 2015 respectively. Since April 2015, we have compensated Ms. de la Martinière directly pursuant to an employment contract we entered into with her.
Registration rights agreement
Effective upon consummation of this offering, we intend to enter into a registration rights agreement with our existing shareholders pursuant to which we will grant them customary registration rights for the resale of the ordinary shares held by our existing shareholders.
Employment agreements
Certain of our executive officers have entered into employment agreements with us, certain of which provide for notice of termination periods and include restrictive covenants. None of our non-executive officer directors have entered into service agreements with us. See “Management—Employment agreements.”
Issuance of warrants
We have implemented a policy for the issuance of warrants to certain of our employees, which, subject to the recipient paying a subscription price, represent a right to receive ordinary shares upon the payment of an exercise price. The subscription price, exercise price and period of exercisability are described above. See “Management—Issuance of warrants.”
Indemnification agreements
We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Employment of Ilan Schwarz
Ilan Schwarz, the son of Laurent Schwarz, one of our directors, is employed by one of our subsidiaries as an IT technician in the United Kingdom. We believe Ilan Schwarz’s compensation package is aligned with the compensation packages of similar positions in other companies in the United Kingdom. Ilan Schwarz is not an executive officer of the Company.

Description of share capital and articles of association
General
Valtech was converted in November 2014 into an SE pursuant to the laws of the European Union, as a successor company to Valtech S.A. We moved our registered office from France to Luxembourg in October 2015 and from Luxembourg to England, where we are currently registered, in November 2016 under the number SE000106.
Articles of association
Prior to the closing of this offering, we intend to adopt amended and restated statutes, which for the purposes of this prospectus shall be referred to as our articles of association, and which will become effective upon the closing of this offering. When we refer to our articles of association in this prospectus, we refer to our amended and restated articles of association as they will be in force upon the closing of this offering. Our articles of association will provide for the rights of holders of our ordinary shares, including dividend and voting rights. Our articles of association will also set out the procedures for convening and carrying out business at our shareholders’ meetings and for the election of members of our board of directors.
Composition of the board
Our administrative organ, which in this prospectus is referred to as our board of directors, is currently composed of four members. Two additional members will assume office upon consummation of the IPO. Our directors do not have a retirement age requirement under our articles of association.
Upon completion of this offering, our board will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders.             and             will serve as Class I directors (with a term expiring in 2019).             and             will serve as Class II directors (with a term expiring in 2020).             and             will serve as Class III directors (with a term expiring in 2021).
Listing
The Company will apply to list the ordinary shares on the             under the symbol “            .”
Transfer agent and registrar
The U.S. transfer agent and registrar for the ordinary shares is            . The U.S. transfer agent and registrar’s address is            , Attention:            .            will be the transfer agent and registrar for the ordinary shares in United Kingdom, and its address is            .

English law considerations
There are differences between your rights under the Delaware General Corporation Law, or DGCL, and under applicable European English law. The following discussion is a summary of the material differences and certain similarities in your rights under each regime. The following summary does not include a description of the rights or obligations under the U.S. federal securities laws or relevant             listing requirements or standards. In addition, our ordinary shares will be held through the facilities of DTC and, as a result, investors’ rights will also be governed by the rules and procedures of that clearance service and the relationship between investors and the bank, broker or other financial institution who holds Valtech SE ordinary shares on their behalf. As such, this summary does not cover all the differences and similarities between applicable English law and the DGCL affecting corporations and their stockholders. While we believe this summary is accurate in all material respects, the identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist and the following descriptions are qualified in their entirety by reference to the complete text of the relevant provisions of applicable European law, including Council Regulation (EC) No 2157/2001 of 8 October 2001 on the Statute for a European company (SE) (or, the SE Regulation) and Council Directive 2001/86/EC of 8 October 2001 supplementing the Statute for a European company with regard to the involvement of employees, applicable English law, including the UK Companies Act 2006 and The European Public Limited-Liability Company Regulations 2004 (No. 2326) (as amended) and the DGCL. We encourage you to read those laws and documents.
Delaware	England and Wales
Voting rights
Voting, generally; supermajority vote requirements
Each stockholder is entitled to one vote for each share of capital stock held by the stockholder, unless the certificate of incorporation provides otherwise.	Each shareholder of Valtech SE is entitled to one vote for each ordinary share held by such shareholder in respect of all matters on which voting shares in the capital of Valtech SE have voting rights and shall form a single class with the other voting shares in the capital of Valtech SE for such purposes.
If issued, the voting rights of holders of preferred stock will be determined by the certificate of incorporation or the certificate of designation with respect to such preferred stock.	If issued, the voting rights of holders of preference shares will be determined by an ordinary resolution of Valtech SE or by our board of directors in accordance with the articles of association and as specified in the documents memorializing the terms and conditions of the preference shares.
Under English law, certain matters require an “ordinary resolution,” which must be approved by at least a simple majority of the votes cast by shareholders present (in person or by proxy) at the relevant meeting and entitled to vote, and certain other matters require a “special resolution,” which requires the affirmative vote of at least 75 percent of the votes cast by shareholders present (in person or by proxy) at the relevant meeting and entitled to vote (in either case, abstentions and non-votes are not counted as a vote for or against).

Delaware	England and Wales

Approval by ordinary resolution of the shareholders of a company is required to, amongst other things, give, vary, revoke or renew a director’s authority to allot and issue shares.
A special resolution is needed to (amongst other things): alter a company’s articles of association, exclude statutory preemptive rights on allotment of securities for cash (for up to five years); reduce a company’s share capital; and re-register a public company as a private company (or vice versa).
Any resolution put to a vote at a general meeting of Valtech SE shall be decided by poll where each shareholder present and entitled to vote will have one vote for every Valtech SE ordinary share held.

Quorum
Holders of at least a majority of the shares issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business, except as otherwise provided by Delaware law.	Two shareholders present in person or by proxy at a meeting of a public company under English law shall constitute a quorum.
Cumulative voting
Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder multiplied by the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.	Holders of ordinary shares shall have no cumulative voting rights.
Action by written consent
Delaware law permits shareholders to take action by written consent of holders of outstanding shares having more than the minimum number of votes necessary to take the action at a shareholders’ meeting at which all voting shares were present and voted.	Under English law, a public limited company’s shareholders cannot pass a resolution in accordance with the statutory written procedure although it is possible for shareholders of a public limited company to act by unanimous consent.

Delaware	England and Wales
Shareholder proposals and shareholder nominations of directors
Shareholder proposals
Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
Under English law, the ownership of shares (by one or more shareholders) representing five percent of the paid-up capital of Valtech SE carrying voting rights (excluding any paid-up capital held as treasury shares) gives the right to requisition the holding of a general meeting.
One or more shareholders holding at least five percent of the subscribed capital of a European public limited liability company can require one or more additional items to be put on the agenda of any general meeting (including, for the avoidance of doubt, a resolution to appoint a director). The request must be received at least 6 weeks before the relevant annual general meeting or, if later, the time at which notice of the meeting is given. If so requested, the company is required to give notice of a resolution in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the annual general meeting.
A resolution may be put to shareholders at an annual general meeting unless: it would, if passed be ineffective (whether by reason of inconsistency with any law or the company’s articles of association); it is defamatory of any person; or it is frivolous or vexatious.

Nomination of candidates for election to the board of directors
Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.	Shareholders, whether individually or collectively, who do not meet the five percent threshold will not be entitled to nominate a director or propose a shareholder resolution for consideration at a meeting of the shareholders (see “Shareholder proposals” above), but may propose matters to be included in Valtech SE’s proxy materials in compliance with SEC Rule 14a-8 under the Exchange Act.

Delaware	England and Wales
Sources and payment of dividends
Sources of dividends

Under Delaware law, subject to any restriction in the corporation’s certificate of incorporation, the board of directors may declare and pay dividends out of
(1) surplus of the corporation, which is defined as net assets less statutory capital; or
(2) if no surplus exists, out of the net profits of the corporation for the fiscal year in which the dividend is declared and/or the preceding fiscal year;
provided, however, that if the capital of the corporation has been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the board of directors may not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired.

Under English law, Valtech SE may declare and pay dividends on its issued share capital only out of its “distributable reserves” defined as accumulated, realized profits, to the extent that they have not been previously utilized by distribution or capitalization, less realized losses, to the extent not previously written off in a reduction or reorganization of capital. For this purpose, share capital includes any share premium, being an amount equal to the excess of the consideration for the issue of shares over the aggregate nominal amount (i.e. par value) of such shares.
In addition, under English law, Valtech SE will not be permitted to declare and pay a dividend if, at the time, the amount of its net assets is less than the aggregate of its issued and called-up share capital and undistributable reserves or to the extent that the distribution will reduce the net assets below such amount.

Payment of dividends

Provided always that Valtech SE has sufficient distributable reserves available, the board of directors of Valtech SE has the power to pay interim dividends and the shareholders (in respect of an amount not exceeding the board of director’s recommendation) have the power to declare and pay dividends.
So-called “interim” dividends are decided solely by the board of directors of Valtech SE and “final dividends” are declared by shareholders following a recommendation from the board of directors.
Dividends become a debt payable to the shareholders, in the case of final dividends, when they are approved by the shareholders and, in the case of interim dividends, when they are paid (rather than when the board of directors resolves to pay the interim dividend). In accordance with Valtech SE articles of association, dividends can be paid in any currency or currencies that the board of directors shall determine.
The Valtech SE articles of association provide that a dividend approved by ordinary resolution may be satisfied wholly or partly by

Delaware	England and Wales

the distribution of assets, including (without limitation) paid up shares or debentures of another corporation.
The Valtech SE articles of association also provide that the board of directors may offer any shareholder the right to elect to receive fully paid shares instead of cash in respect of the whole or some part (to be determined by the board of directors) of all or any dividend.
The entitlement to a dividend lapses if unclaimed for 12 years.

Purchase and redemption of stock

Under Delaware law, a corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation shall:
(1) Purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced;
(2) Purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or
(3) Redeem any of its shares unless their redemption is authorized by a subsection of the Delaware Code and then only in accordance with such section and the certificate of incorporation.
Under Delaware law, a corporation has a right to resell any of its shares theretofore purchased or redeemed out of surplus and which have not been retired, for such consideration as shall be fixed by the board of directors.

As a listed company, Valtech SE can engage in “off-market” purchases of its own shares subject to the following conditions being satisfied: (i) the articles of association must not forbid the buy-back of shares (which is satisfied in respect of the Valtech SE articles of association); (ii) the buy-back will be made pursuant to a contract which has been approved by ordinary resolution of its shareholders; and (iii) Valtech SE must have the necessary funds available to acquire the relevant shares, being either distributable reserves or the proceeds from a new issue of shares.
An ordinary resolution, which would approve certain contracts pursuant to which Valtech SE would be able to make “off-market” purchases from selected investment banks, is anticipated to be adopted prior to the closing of this offer.
Any shares bought by Valtech SE may be cancelled or held in treasury if purchased out of distributable reserves or must be cancelled if purchased from the proceeds of a new issue of shares.
The company may sell treasury shares for cash consideration subject to the application of pre-emption rights (unless such pre-emption rights have been disapplied) or transfer them for the purposes of or pursuant to an employees’ share scheme. If the proceeds of sale are equal to or less than the purchase price paid by the company, the proceeds are treated as a realized profit of the company. If the proceeds of sale exceed the purchase price paid by the company, an amount equal to the purchase price is treated as a realized profit

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and the excess must be transferred the company’s share premium account.
The company may at any time cancel the treasury shares, following which the amount of the company’s share capital will be reduced by the nominal amount of the shares cancelled and the amount by which the share capital is reduced must be transferred to the capital redemption reserve. The company must deliver a return including a statement of capital to the registrar of companies no later than 28 days after the cancellation.
Valtech SE may redeem outstanding redeemable shares, if any, subject to such conditions and procedures as the board of directors may have determined on or prior to the allotment and issuance of such shares. Valtech SE may redeem shares only if the shares are fully paid and only out of distributable reserves or the proceeds of a new issue of shares made for the purpose of the redemption.
Shares redeemed are automatically cancelled and the issued share capital is reduced by the nominal value of the redeemed shares.
The Valtech SE articles of association permit Valtech SE to issue redeemable shares.

Voting treasury stock

Under Delaware law, shares of its own capital stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, are neither entitled to vote nor counted for quorum purposes; however, a corporation has a right to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.
Under Delaware law, shares which have been called for redemption shall not be deemed to be outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been sent to holders thereof and a sum sufficient to redeem such shares has been irrevocably deposited or set aside to pay the redemption price to the holders of the shares upon surrender of certificates therefor.

While a U.K. public company may hold treasury shares, companies holding treasury shares must not exercise any rights (including any right to attend or vote at meetings or participate in any rights issue made to holders of the class of treasury shares) in respect of those shares. Any purported exercise of such a right is void.

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Meetings of shareholders
The DGCL requires notice to stockholders of the place (if any), date, hour and means of remote communication, if any, of each annual and special stockholders’ meeting at least 10 days, but no more than 60 days, before the meeting date, unless other provisions of the DGCL require a different notice. In the case of a special meeting, the notice must also state the purpose or purposes for which the meeting is called. Pursuant to the DGCL, notice of a stockholders’ meeting to vote upon a merger or a sale of all or substantially all of the corporation’s assets must be delivered at least 20 days before the meeting date.
A European public limited liability company must hold a general meeting at least once each calendar year, within six months of the end of its financial year.
Under English law, an annual general meeting must be called by at least 21 clear days’ notice. This notice period can be shortened if not less than 95% of the shareholders who are permitted to attend and vote agree to the shorter notice.
English law requires that notice of a general meeting of shareholders (other than an annual general meeting) must be delivered to the shareholders at least 14 clear days prior to the meeting.
In addition, certain matters (such as the removal of directors or auditors) require special notice of 28 clear days.
“Clear days” means calendar days and excludes: (i) the day of receipt or deemed receipt of the notice; and (ii) the day of the meeting itself.
Where a general meeting is requisitioned by a shareholder (see “Calling a special meeting” below), the directors must send notice of a general meeting within 21 days of the receipt of the requisition notice and the meeting itself should be held not more than 28 days after the date of the notice calling the meeting.
This notice must state, among other things, the place, date and time of the meeting and the purpose or purposes for which the meeting is called, must indicate whether a particular resolution will be proposed as a special resolution and must include the text of the proposed special resolution.
A notice of annual general meeting must, among other things (and where notice is given more than six clear weeks before the meeting), include a statement in relation to the right of shareholders to require the company to provide notice of resolutions to be moved at the annual general meeting and a statement in relation to the right of shareholders to require the company to include other business to be dealt with at the annual general meeting. The notice of an annual general meeting should also identify the meeting as being an annual general meeting.

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Business transacted at any general meeting of shareholders shall be limited to the purposes stated in the notice.
Special meetings of shareholders
Calling a special meeting
Under Delaware law, any stockholder may petition the Court of Chancery to order a meeting to elect directors if such meeting, or action to elect directors by written consent in lieu of a meeting, has not been held within thirteen months.
Under English law, one or more shareholders representing at least five percent of the paid-up capital of the Company carrying voting rights (excluding any paid-up capital carrying voting rights held as treasury shares) have the right to requisition the holding of a general meeting.
The shareholders who called for the general meeting may themselves call the general meeting where the directors fail to do so within the requisite time period (see “Meetings of shareholders” above).
A meeting called by shareholders of the Company under these circumstances must be called for a date not more than three months after the date on which the directors become subject to the requirement to call a meeting. Any reasonable expenses incurred by the shareholders requesting the meeting by reason of the failure of the directors to duly call a meeting must be reimbursed by the Company. At a general meeting called by a requisition, no business may be transacted except that stated by the requisition or proposed by the Company’s board of directors.

Appraisal rights
To whom are appraisal rights available

Under Delaware law, stockholders of a corporation involved in a merger who hold shares of stock on the date a demand is made with respect to such shares, who continuously hold such shares through the effective date of the merger or consolidation, and who have neither voted in favor of the merger or consolidation nor consented thereto in writing generally have the right to demand and receive payment in cash of the fair value of their stock as determined by the Delaware Court of Chancery, in lieu of receiving the merger consideration. However, appraisal rights are not available to holders of shares
(1) listed on a national securities exchange; or
English law does not provide for “appraisal rights” similar to those rights under Delaware law. However, English law will provide for dissenter’s rights which permit a shareholder to object to a Court in the context of the compulsory acquisition of minority shares. See “Shareholders’ votes on certain transactions” below.

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(2) held of record by more than 2,000 stockholders.
Exceptions to appraisal rights

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation if the holders are required by the terms of an agreement of merger or consolidation to accept for such stock anything except:
(1) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depositary receipts in respect thereof;
(2) shares of stock of any other corporation or depositary receipts in respect thereof that, at the effective date of the merger, will be either (a) listed on a national securities exchange; or (b) held of record by more than 2,000 holders;
(3) cash in lieu of fractional shares of the stock or depositary receipts received; or
(4) any combination of the shares of stock, depositary receipts and cash in lieu of fractional shares or fractional depositary receipts described in the foregoing (1)–(3).
In addition, appraisal rights are not available to the holders of shares of the surviving corporation in the merger, if the merger does not require the approval of the stockholders of that corporation.
English law does not provide for “appraisal rights” similar to those rights under Delaware law. However, English law will provide for dissenter’s rights which permit a shareholder to object to a Court in the context of the compulsory acquisition of minority shares. See “Shareholders’ votes on certain transactions” below.
Preemptive rights
Under Delaware law, a stockholder is not entitled to preemptive rights to subscribe for additional issuances of stock or any security convertible into stock unless they are specifically granted in the certificate of incorporation.
Under English law, the issuance for cash of:
(1) ordinary shares, (i.e., shares other than shares which, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution); or
(2) rights to subscribe for, or convert securities into, ordinary shares, must be offered first to the existing ordinary shareholders in proportion to their respective nominal values (i.e., par values) of their holdings. English law permits a company’s shareholders by special resolution or a provision in a company’s articles of association to exclude preemptive rights for a period of up to five years.

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Preemptive rights do not generally apply to a company’s issuance of shares in exchange for consideration other than cash or the issuance of shares in respect of an employee incentive plan that is compliant with the requirements of English law.
The Valtech SE articles of association provide that, for the first five years after their adoption, the board of directors will have the authority (without the need for further shareholder resolution) to allot and issue shares, or to grant rights to subscribe for, or to convert or exchange any securities into shares, up to an aggregate nominal value (i.e., par value) of  €          for cash, free of statutory pre-emption rights. Renewal (by shareholder resolution) of the authorization to allot and issue shares and the exclusion of statutory pre-emption rights is expected to be sought at least once every five years, and possibly more frequently.

Amendment of governing instruments
Amending the certificate of incorporation

Under Delaware law, unless the certificate of incorporation requires a greater vote, an amendment to the certificate of incorporation requires
(1) recommendation of the board of directors;
(2) the affirmative vote of a majority of the outstanding stock entitled to vote; and
(3) the affirmative vote of a majority of the outstanding stock of each class entitled to vote.
Under Delaware law, stockholders have the power to adopt, amend or repeal by-laws by the affirmative vote of a majority of the stock present and entitled to vote at a meeting at which a quorum is present, unless the certificate of incorporation or the by-lawsspecify a greater vote.

The provisions in the articles of association of an English public limited company are generally equivalent to the collective provisions in a certificate of incorporation and by-laws of a Delaware corporation.
Under English law, the Valtech SE articles of association may be amended by a special resolution of the shareholders unless a provision is entrenched or is a right attached to a particular class of shares.
If a provision is “entrenched” that provision may only be amended or repealed if the stated conditions are met, or procedures are complied with, that are more restrictive than those applicable in the case of a special resolution.

Amending the by-laws
Under Delaware law, if provided by the certificate of incorporation, the board of directors has the power to adopt, amend or repeal the by-laws of a company.	Under English law the Valtech SE articles of association cannot be amended by the board of directors.

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Preferred stock/preference shares

A company’s Delaware’s certificate of incorporation may authorize the board of directors
(1) to provide for the issuance of one or more series of preferred stock;
(2) to establish from time to time the number of shares to be included in such series; and
(3) to fix the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each such series.

Preferred shares can be issued by English companies, giving the holders rights of priority over ordinary shareholders.
Subject to the directors having sufficient authorization to allot and issue preference shares, the Valtech SE articles of association permit the directors to allot and issue preference shares with such rights (including voting rights), powers and preferences, if any, to be determined by the board of directors prior to allotment and issuance.

Shareholders’ votes on certain transactions
Approval of mergers and acquisitions generally; supermajority vote requirement

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger or consolidation or substantially all of a corporation’s assets or dissolution requires:
(1) the approval of the board of directors; and
(2) approvals by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Under English law, and subject to applicable U.S. securities laws and securities exchange rules and regulations, where Valtech SE proposes to acquire another company, approval of Valtech SE’s shareholders is not required.
Under English law, where another company proposes to acquire Valtech SE, the requirement for the approval of the shareholders of Valtech SE depends on the method of acquisition.
Under English law, a statutory merger between Valtech SE and another English public company whether by transfer of each company of their assets to a third public company or a transfer of the assets of one public company to the other (in each case as opposed to an acquisition by one company of the entire issued share capital of the other) requires, subject to exceptions, approval of the shareholders of both companies (being, for each, a majority in number, representing 75 percent in value, of each class of members present and voting either in person or by proxy at a meeting).
A takeover of an English public company may be carried out by statutory scheme of arrangement between the target company and its shareholders. Schemes of arrangement are also used in certain types of reconstructions, amalgamations or capital reorganizations. In the context of an acquisition or takeover, such arrangements require the approval of: (i) a majority in number of shareholders

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representing 75 percent in value of the shareholders or class of shareholders present and voting either in person or by proxy at a special meeting convened by order of the English court; and (ii) the English court.
Once approved by the shareholders, sanctioned by the English court and the court order is filed with the Registrar of Companies, all shareholders and creditors of the relevant class are bound by the terms of the scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under Delaware law.
The Companies Act also provides that where (i) a takeover offer is made for shares, and (ii) following the offer, the offeror has acquired or contracted to acquire not less than 90 percent in value of the shares to which the takeover offer relates, and not less than 90 percent of the voting rights carried by the shares to which the offer relates, the offeror may require the other shareholders who did not accept the offer to transfer their shares on the terms of the offer.
A dissenting shareholder may object to the transfer on the basis that the bidder is not entitled to acquire shares or to specify terms of acquisition different from those in the offer by applying to the court within six weeks of the date on which notice of the transfer was given.
A minority shareholder is also entitled in similar circumstances to require the offeror to acquire his or her shares on the terms of the offer.

Related party transactions

Under the rules of the             , shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to:
(1) a director, officer or substantial security holder of the company (each a “Related Party”);
(2) a subsidiary, affiliate or other closely-related person of a Related Party; or
(3) any company or entity in which a Related Party has a substantial direct or indirect interest;

Under English law, certain transactions between a director (or a person connected with a director) and a related company of which he or she is a director are prohibited unless approved by shareholders, such as loans (including quasi-loans), credit transactions and substantial property transactions.
Directors who have an interest in a proposed transaction or arrangement with Valtech SE are required to declare the nature of their interest at a meeting of the board of directors or by notice (see Standard of Conduct for Directors below). Furthermore, pursuant to the Valtech SE articles of association (and subject to certain

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if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance.
However, if the Related Party involved in the transaction is classified as such solely because such person is a substantial security holder, and if the issuance relates to a sale of stock for cash at a price at least as great as each of the book and market value of the issuer’s common stock, then shareholder approval will not be required unless the number of shares of common stock to be issued, or unless the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either five percent of the number of shares of common stock or five percent of the voting power outstanding before the issuance.
specified exceptions) a director is not permitted to vote on any matter in which he or she has an interest that can reasonably be regarded as giving rise to a conflict of interest with Valtech SE. This restriction may be suspended or relaxed, either generally or in respect of a particular matter, by an ordinary resolution of the shareholders or, in respect of a particular matter, by a resolution of the board of directors.
Rights of inspection

Delaware law allows any stockholder in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from:
(1) The corporation’s stock ledger, a list of its stockholders, and its other books and records; and
(2) A subsidiary’s books and records, to the extent that:
a. The corporation has actual possession and control of such records of such subsidiary; or
b. The corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand:
(i) The stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and
(ii) The subsidiary would not have the right under the law applicable to it to deny the

Generally, the register and index of names of shareholders of a company may be inspected at any time (1) for free, by its shareholders, and (2) for a fee by any other person.
The inspecting shareholder has to show he or she has a proper purpose in inspecting the register. Documents may be copied for a fee.
Under English law, Valtech SE must make available for inspection without charge by its shareholders at its registered office (or single alternative inspection location) minutes of all proceedings of general meetings for at least ten years. A shareholder may obtain copies of the minutes for a fee.
The service contracts of directors can be inspected without charge and during business hours. In this context under applicable English law, a “service contract” includes any contract under which such a director undertakes personally to provide services to Valtech SE or a subsidiary company, whether in that person’s capacity as a director, an executive officer or otherwise. Where service contracts are not in writing, a written memorandum setting out the terms must be provided by Valtech SE.
In addition, Valtech SE will be required by English law to file specified documents with

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corporation access to such books and records upon demand by the corporation.
the Registrar of Companies which operates a publicly accessible database (both physically and online) of filed documents and, therefore, certain documents pertaining to Valtech SE will be available for members of the public to access including: the articles of association, confirmation statements, statements of capital, annual accounts, records of special resolutions passed and details of charges and mortgages.
Under English law, the shareholders of a company do not have the right to inspect the corporate books of a subsidiary of that company.

Standard of conduct for directors
Delaware law does not contain any specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of the board of directors is thus determined by the courts of the State of Delaware. In general, directors have a duty to act in good faith, on an informed basis and in a manner they reasonably believe to be in the best interests of the stockholders.
English law imposes certain specific obligations on the directors of a company. In addition to certain common law and equitable principles, there are statutory director duties, including seven codified duties as follows:
(1) to act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;
(2) to act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;
(3) to exercise independent judgment;
(4) to exercise reasonable care, skill and diligence;
(5) to avoid conflicts of interest;
(6) not to accept benefits from third parties; and
(7) to declare an interest in a proposed transaction with the company.

Structure of the board of directors

Valtech SE has a one-tier governance structure. Under English law, Valtech SE must have at least two directors.
Subject to the provisions of the SE Regulation, the UK Companies Act 2006, Valtech SE’s articles of association and directions given by special resolution to take, or refrain from taking, specified action, the business of Valtech SE shall be managed by the board of directors who may exercise all the powers of Valtech SE,

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including, without limitation, the power to dispose of all or any part of the company.
The board of directors must meet at least once every three months at intervals specified by the articles of association.

Classification of the board of directors
Delaware law permits the certificate of incorporation or a stockholder-adopted by-law to provide that directors be divided into one, two or three classes, with the term of office of one class of directors to expire each year.
Under the SE Regulation, members of the board of directors may be appointed for a period specified in the articles of association of a European public limited liability company for a period not exceeding 6 years. However, English law also requires that any employment agreement with a director with a guaranteed term of more than two years is subject to a prior approval of shareholders at a general meeting.
Valtech SE’s articles of association provide that the board of directors will be divided into three classes of directors. Each class will be elected to serve for a term ending at the conclusion of the third annual general meeting after their appointment (save that the initial term of the Class I directors shall expire in 2018 and the Class II directors shall expire in 2019).

Removal of directors

Delaware law provides that a director or the entire board may be removed with or without cause by the holders of a majority of the shares entitled to vote at an election of directors, except that
(1) members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise; and
(2) directors may not be removed in certain situations in the case of a corporation having cumulative voting.

Under English law, shareholders may remove a director without cause by ordinary resolution, irrespective of any provisions in the company’s articles of association, provided that 28 clear days’ notice of the resolution is given to the company.
The director has a right to: (i) make written representations not exceeding a reasonable length, which the company must circulate to shareholders, as to why he or she should not be removed; and (ii) be heard orally at the general meeting.
Any action to remove a director will not vitiate any separate rights the director may have as an employee of Valtech SE or any subsidiary of Valtech SE.

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Vacancies on the board of directors

Under Delaware law, unless otherwise provided in the certificate of incorporation or the by-laws,
(1) vacancies on a board of directors; and
(2) newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors in office, although less than a quorum, or by a sole remaining director. In the case of a classified board, directors elected to fill vacancies or newly created directorships will hold office until the next election of the class for which the directors have been chosen. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10 percent of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.
Under Delaware law, unless otherwise provided in the certificate of incorporation or the by-laws, when one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

The Valtech SE articles provide that vacancies on the board of directors may be filled by the board of directors or by an ordinary resolution of the shareholders.
Any directors appointed by the board of directors or by ordinary resolution to fill a vacancy will be designated as the same class of director and subject to re-election at the same time as his or her predecessor.
If there are no directors in office, a shareholder may convene a general meeting for the purpose of appointing directors.

Remuneration of directors
The board of directors of Valtech SE will be required to prepare a directors’ remuneration report which must include: (i) an annual report on the directors’ remuneration in the financial year being reported on, setting out actual payments to directors, which should be put to an annual non-binding vote of Valtech SE’s shareholders at the annual general meeting; and (ii) a future remuneration policy, which should be put to a binding vote of Valtech SE’s shareholders at the annual general meeting at

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least once every three years. Remuneration payments made to directors and former directors will need to be consistent with the terms of the approved remuneration policy or otherwise approved by shareholder resolution.
English law provides that a service contract with a director that provides for a fixed term of greater than two years will require prior approval by the shareholders of Valtech SE. A resolution approving such a provision must not be passed unless a memorandum setting out the proposed contract incorporating the provision is made available to shareholders of Valtech SE both (i) at Valtech SE’s registered office for not less than 15 days ending with the date of the relevant general meeting; and (ii) at the relevant general meeting itself.

Liability of directors and officers

Delaware law permits a corporation’s certificate of incorporation to include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for
(1) any breach of his or her duty of loyalty to the corporation or its stockholders;
(2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(3) intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or
(4) any transaction from which he or she derives an improper personal benefit.

English law does not permit a company to exempt any director from any liability in connection with negligence, default, breach of duty or breach of trust by him or her in relation to the company. However, despite this prohibition, an English company is permitted to purchase and maintain limited insurance for a director against any such liability.
Shareholders can ratify by ordinary resolution a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to the company.

Indemnification of directors and officers
Delaware law provides that a corporation may indemnify a person who is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding on account of being a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person
English law does not permit a company to exempt a director from, or (subject to exceptions) indemnify him or her against, liability in connection with any negligence, default, breach of duty or breach of trust by him or her in relation to the company.
The exceptions allow a company to:
(1) purchase and maintain director and officer insurance, or D&O Insurance, against any liability attaching in connection with any

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(1) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and
(2) in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

negligence, default, breach of duty or breach of trust owed to the company. D&O Insurance generally covers costs incurred in defending allegations and compensatory damages that are awarded. However, D&O Insurance will not cover damages awarded in relation to criminal acts, intentional malfeasance or other forms of dishonesty, regulatory offences or excluded matters such as environmental liabilities, taxes, property damage or personal injury. In relation to these matters, D&O Insurance generally only covers defense costs, subject to the obligation of the director or officer to repay the costs if an allegation of criminality, dishonesty or intentional malfeasance is subsequently admitted or found to be true; and
(2) provide a qualifying third party indemnity provision, or QTPIP. This permits a company to indemnify its directors (and directors of an “associated company,” which is a company that is a parent, subsidiary or sister company) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment, except for: the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company itself; fines imposed in criminal proceedings; and penalties imposed by regulatory bodies); and
(3) indemnify a director in respect of defense costs in relation to civil and criminal proceedings against him or her (even if the action is brought by the company itself). This is subject to the requirement for the director to reimburse the company if the defense is unsuccessful. However, if the company has a QTPIP in place whereby the director is indemnified in respect of legal costs in civil proceedings brought by third parties, then the director will not be required to reimburse the company.
(4) provide a qualifying pension scheme indemnity provision, or QPSIP. This permits a company to indemnify a director that is a trustee of an occupational pension scheme against liability incurred in connection with such company’s activities as trustee of the scheme, except for: the legal costs of an unsuccessful defense of criminal proceedings; fines imposed in criminal proceedings; and penalties imposed by regulatory bodies.

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In addition to the provisions of the articles of association, it is common to set out the terms of the QTPIP and any QPSIP in the form of a deed of indemnity between the company and the relevant director which indemnifies the director against claims brought by third parties to the fullest extent permitted under English law.
Valtech SE has entered into, or expects to enter into, new deeds of indemnity with directors, executive officers and certain other officers and employees (including directors, officers and employees of subsidiaries and other affiliates).

Shareholders’ suits

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must
(1) state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and
(2) allege with particularity:
(a) the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors; or
(b) the reasons for the plaintiff’s failure to obtain the action or for not making the effort.
Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the court.
An individual may also maintain a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met.

Under English law, generally, a company, rather than its shareholders, will be the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. A court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of a company) against a director and/or third party in respect of a cause of action or omission arising from a director’s negligence, default, breach of duty or breach of trust.
English law also permits a shareholder whose name is on the register of shareholders of a company to apply for a court order:
(1) when the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or
(2) when any act or omission of the company’s is or would be so prejudicial.
The UK Limitation Act 1980 imposes a limitation period, with certain exceptions, for civil claims. The period in England and Wales is six years in respect of actions in contract and tort, and twelve years for breach of any obligation in a deed. The period starts to run on the date the action accrued. In the case of contract, that is the date on which the breach occurred and in tort the date on which the damage occurred.
Note that there is no limitation period for the bringing of an unfair prejudice petition.

Delaware	England and Wales

However, the longer a petitioner delays, the greater the risk he or she will be found to have acquiesced in any unfairly prejudicial acts or omissions of which he or she is aware. In addition, the court has discretion to refuse to entertain a petition where it is brought after a period of inordinate and unexplained delay.
The Valtech SE articles of association provide that English court will have exclusive jurisdiction with respect to any suits brought by shareholders against Valtech or its directors.

Share acquisitions

Section 203 of the Delaware General Corporation Law prohibits “business combinations.” A corporation shall not engage in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder, unless:
(1) Prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
(2) Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(3) At or subsequent to such time the business combination was approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.
There is no equivalent of Section 203 of the Delaware General Corporation Law under English law.

Delaware	England and Wales
Anti-Takeover matters

A Delaware court will generally uphold board of director decisions to adopt anti-takeover measures in the face of a potential takeover where the directors are able to show that
(1) they had reasonable grounds for believing that there was a danger to corporate policy and effectiveness from an acquisition proposal; and
(2) the board action taken was reasonable in relation to the threat posed.

Valtech SE is not subject to the UK Takeover Code. Consequently, the board of directors will be permitted to adopt certain anti-takeover measures provided that such measures are consistent with their general duties (as described above under “Standard of Conduct of Directors; Composition of the Board”).
It is possible that the Takeover Code could apply to Valtech SE in the future. If Valtech SE becomes subject to the Takeover Code, the ability of directors of Valtech SE to engage in defensive measures to seek to frustrate takeover bids may be further restricted.

Disclosure of interests
Short form disclosure

Certain acquisitions of stock may require disclosure under the Exchange Act. Some acquisitions, however, may qualify for a short-form disclosure on Schedule 13G. Generally, an acquisition of more than a five percent interest in a U.S. publicly-held issuer by
(1) certain types of persons, including a broker-dealer, a bank, an insurance company, an investment company and an investment adviser, or
(2) a “passive investor” who is not seeking to acquire or influence control of the issuer, so long as the investor owns less than 20 percent of the class of stock it is acquiring, may be disclosed on a Schedule 13G.

English law provides that a public limited liability company may, by notice in writing, require a person whom the company knows or has reasonable cause to believe to be or to have been within the three preceding years, interested in its issued voting share capital to:
(1) confirm whether this is or is not the case; and
(2) if this is the case, to give further information that it requires relating to his or her interest and any other interest in the company’s shares of which he or she is aware.
The disclosure must be made within a reasonable period as specified in the relevant notice which may be as short as one or two clear working days in cases of urgency.

Amendments to short form disclosure

A buyer who files a Schedule 13G must amend it periodically
(1) to report any change in the information previously reported; or
(2) if it acquires more than 10 percent of the class of stock and, thereafter, if it undergoes any change in ownership of five percent or more of the class of stock.
A person who has responded to a notice in respect of whether the person has an interest in shares in the company is not obliged to amend the information periodically.

Ordinary shares eligible for future sale
Subsequent to our delisting from Euronext and prior to this offering, there was no market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. The Company will apply to list the ordinary shares on the       under the symbol “    .”
Upon completion of this offering, we will have       ordinary shares outstanding, assuming no exercise of the underwriters’ option to purchase additional ordinary shares. Of these shares,       ordinary shares, or       ordinary shares if the underwriters exercise their option in full to purchase additional ordinary shares, will be freely transferable without restriction or registration under the Securities Act, except for any ordinary shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares are “restricted shares” as defined in Rule 144. After the expiration of the contractual lock-up periods described below (if applicable), these ordinary shares may be sold in the public market only if registered, sold pursuant to an exemption under Rule 144 or sold outside of the United States pursuant to Regulation S, which rules and regulation are summarized below.
In addition, we have issued 1,315,918 ordinary shares as part of the purchase price for certain acquisitions that we have completed, and we will reserve and may issue additional ordinary shares as part of the purchase price for acquisitions we have recently completed. Such shares are, or upon issuance would be, “restricted shares” as defined in Rule 144 and are subject to the contractual restrictions on resale set forth below.
Rule 144
In general, under Rule 144 of the Securities Act as currently in effect, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•
1% of the number of our ordinary shares then outstanding, which will equal       ordinary shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•
the average weekly trading volume of our ordinary shares on the       during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its minimum holding period requirement.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S.
Equity incentive plans
We intend to file with the SEC a registration statement under the Securities Act covering the ordinary shares that we may issue upon exercise of warrants or options or in connection with other equity compensation granted under the 2018 Omnibus Equity Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement may be available for sale in the open market following the effective date of such registration statement, subject to the lock-up agreements described below, if applicable.
Registration rights
Effective upon consummation of this offering, we intend to enter into a registration rights agreement with our existing shareholders pursuant to which we will grant them customary registration rights for the resale of the ordinary shares held by our existing shareholders. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Related party transactions—registration rights agreement.”
Lock-up agreements
All of our directors, executive officers and substantially all existing holders of our ordinary shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC. This lock-up provision applies to ordinary shares and to securities convertible into or exercisable or exchangeable for ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. See “Underwriting.”
Acquisition-related shares
In addition, we have issued 1,315,918 ordinary shares as part of the purchase price for certain acquisitions that we have completed, and we will reserve and may issue additional ordinary shares as part of the purchase price for acquisitions we have recently completed. Such shares are, or upon issuance would be, “restricted shares” as defined in Rule 144. In addition, all of the recipients to whom we have or may issue such ordinary shares have agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such ordinary shares they are issued for a specified period of time that, in each case, includes at a minimum the 180 days following the date of this prospectus, or make any demand for or exercise any right with respect to the registration of any ordinary shares, without our prior written consent. We may not grant such consent without the consent of J.P. Morgan Securities LLC.

Taxation
The following summary contains a description of certain U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the United Kingdom and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
Material U.K. tax considerations for U.S. holders
The following is a general summary of material U.K. tax considerations relating to the ownership and disposal of ordinary shares. The comments set out below are based on current U.K. tax law as applied in England and Wales, and our understanding of HM Revenue & Customs, or HMRC, practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply to you only if you are a “U.S. Holder” (as defined in the section below entitled “Material U.S. federal income tax considerations for U.S. holders”). This summary only applies to you if you are not resident in the United Kingdom for U.K. tax purposes and do not hold ordinary shares for the purposes of a trade, profession, or vocation that you carry on in the United Kingdom through a branch, agency, or permanent establishment in the United Kingdom and if you hold ordinary shares as an investment for U.K. tax purposes and are not subject to special rules.
This summary does not address all possible tax consequences relating to an investment in ordinary shares. In particular it does not cover the U.K. inheritance tax consequences of holding ordinary shares. This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. Holders of ordinary shares are strongly urged to consult their tax advisers in connection with the U.K. tax consequences of their investment in ordinary shares.
U.K. tax residence
We manage our affairs, and intend to continue to manage our affairs, such that we are resident for tax purposes solely in the United Kingdom.
U.K. taxation of dividends
We will not be required to withhold amounts on account of U.K. tax at source when paying a dividend in respect of ordinary shares.
U.S. Holders who hold their ordinary shares as an investment and not in connection with any trade carried on by them should not be subject to U.K. tax in respect of any dividends.
U.K. taxation of capital gains
An individual holder who is a U.S. Holder should not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her ordinary shares unless such holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ordinary shares are attributable.
An individual holder of ordinary shares who is temporarily non-resident for U.K. tax purposes will, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized while he or she was not resident in the United Kingdom.

A corporate holder of ordinary shares that is a U.S. Holder should not be liable for U.K. corporation tax on chargeable gains realized on the disposal of ordinary shares unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable.
Material U.K. tax considerations for U.K. holders
The following is a general summary of material U.K. tax considerations relating to the ownership and disposal of ordinary shares. The comments set out below are based on current U.K. tax law as applied in England and Wales, and our understanding of HM Revenue & Customs, or HMRC, practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply to you only if you are solely resident in the U.K. for taxation purposes (a “U.K. Holder”).
This summary does not address all possible tax consequences relating to an investment in ordinary shares. In particular it does not cover the U.K. inheritance tax consequences of holding ordinary shares. This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. Holders of ordinary shares are strongly urged to consult their tax advisers in connection with their investment in ordinary shares.
U.K. taxation of dividends
We will not be required to withhold amounts on account of U.K. tax at source when paying a dividend in respect of ordinary shares.
Individual U.K. Holders will be entitled to a tax free dividend allowance (currently £5,000, though the U.K. Government has enacted measures which would reduce this to £2,000 for tax year 2018-2019 and subsequent tax years). Although the dividend allowance is exempt this dividend income will count as taxable income for the purposes of determining how much of a tax band has been used by the U.K. Holder. Dividend income received over the dividend allowance will be taxed at either 7.5%, 32.5% or 38.1% depending on the applicable tax band.
Provided certain conditions are met corporation tax should not be payable on dividends received by corporate U.K. Holders.
U.K. taxation of capital gains
Individual U.K. Holders will be entitled to realise an exempt amount of gains (currently £11,300 and expected to be £11,700 for tax year 2018-2019) in each tax year without being liable to tax. Capital gains received above the annual exempt amount will be taxed at either 10% or 20% depending on the total amount of taxable income, subject to the availability of reliefs.
Corporate U.K. Holders will generally have to pay corporation tax (currently 19%) on gains from the sale of ordinary shares. The tax rate may be lower if a relief is available.
Stamp duty and stamp duty reserve tax
This summary is intended as a general guide and applies to you if you are a U.K. or a U.S. Holder.
No stamp duty is payable on the issuance of ordinary shares. No stamp duty reserve tax, or SDRT, should be payable on the issuance of ordinary shares, on the basis of recent case law and HMRC guidance in which HMRC has confirmed that it will no longer seek to apply the 1.5% SDRT charge on the issuance of shares into a depositary receipt system or a clearance service, on the basis that this charge is not compatible with European Union law. The 2017 Autumn Budget included a statement that the U.K. Government will not reintroduce the 1.5% charge on the issuance of shares into such systems following the U.K.’s exit from the European Union.
No stamp duty or SDRT should, in practice, be payable on transfers of, or agreements to transfer, ordinary shares through the facilities of a clearance service, provided that no election under section 97A(1) of the Finance Act 1986 has been made by the clearance service which applies to the ordinary shares. We understand that HMRC regards DTC as a clearance service for these purposes and that no relevant election under section 97A(1) has been made.
The transfer on sale of ordinary shares (outside the facilities of a clearance service such as DTC) by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer. The purchaser normally pays the stamp duty.
An agreement to transfer ordinary shares (outside the facilities of a clearance service such as DTC) will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration, but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.
If ordinary shares are withdrawn from the facilities of DTC, a charge to stamp duty or SDRT at 1.5% may arise on a subsequent re-deposit of ordinary shares into the facilities of DTC.
A share buy-back by us of our ordinary shares will give rise to stamp duty at the rate of 0.5% of the consideration payable by us, and such stamp duty will be paid by us.
Material U.S. federal income tax considerations for U.S. holders
In the opinion of Davis Polk & Wardwell LLP, the following is a description of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing our ordinary shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.
This discussion applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
•
certain financial institutions;

•
dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•
entities classified as partnerships for U.S. federal income tax purposes;

•
tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•
persons that own or are deemed to own ten percent or more of our shares, by vote or value; or

•
persons holding ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares.
This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, who is eligible for the benefits of the Treaty and who is:
•
a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.
Taxation of distributions
As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. For so long as our ordinary shares are listed on       or we are eligible for benefits under the Treaty, dividends paid to individuals and other non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of U.K. income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, U.K. income taxes withheld from dividends on ordinary shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any U.K. income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale of other disposition of ordinary shares
Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.
Passive foreign investment company rules
Under the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of  “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we do not expect to be a PFIC for our 2018 taxable year or in the immediately foreseeable future. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2018 or any future years is uncertain because, among other things: (i) we will own after the completion of this offering a substantial amount of passive assets, including cash, and (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time. In particular, the calculation of the value of our intangible assets is based, in part, on the market value of our ordinary shares, which is subject to change. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder held ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder continued to hold ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.
If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market election, as described below), gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.
A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ordinary shares, provided that the ordinary shares are “marketable.” Ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).
In addition, a U.S. person that owns stock in a PFIC for U.S. federal income tax purposes that receives certain information from the PFIC (on an annual basis) generally can mitigate the adverse consequences of the excess distribution rules described above by electing to treat the PFIC as a “qualified electing fund” under the Code. However, we do not expect this option to be available to you because we do not intend to provide information necessary for U.S. Holders to make a qualified electing fund elections.
In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to individuals and other non-corporate U.S. Holders would not apply.
If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.
U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.
Information reporting and backup withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with respect to foreign financial assets
Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the ordinary shares.

Underwriting
We are offering the ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC is acting as book running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:
Name	Number of ordinary shares
J.P. Morgan Securities LLC
Total
The underwriters are committed to purchase all the ordinary shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of  $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to       additional ordinary shares from us. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Without option to purchase additional ordinary shares exercise	With full option to purchase additional ordinary shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     . We have agreed to reimburse the underwriters for expenses in connection with the Financial Industry Regulatory Authority review of this offering in an amount not to exceed $     .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any such other securities whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, subject to certain exceptions, including:
(A)
the ordinary shares to be sold in this offering;

(B)
any ordinary shares issued upon the exercise of options or warrants granted or sold under our equity incentive plans, including ordinary shares issued upon the exercise of the outstanding warrants described in this prospectus;

(C)
any options or warrants granted or sold under equity incentive plans described in this prospectus;

(D)
the filing of any registration statement on Form S-8 (or equivalent form) relating to an equity incentive plan described in this prospectus;

(E)
up to       ordinary shares (or warrants to purchase such ordinary shares) issuable pursuant to agreements we entered into in connection with the acquisition of assets or equity of another entity prior to this offering and described in the prospectus; or

(F)
      ordinary shares or other securities issued by us in connection with a transaction with an unaffiliated third party that includes a bona fide commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements) or any acquisition of assets or equity of another entity (whether by merger, consolidation, acquisition of equity interests or otherwise), provided that (x) the aggregate number of shares issued does not exceed       percent (     %) of the total number of outstanding ordinary shares immediately following this offering and (y) such ordinary shares or other securities are subject to contractual or other restrictions prohibiting the recipient thereof from selling, exchanging or otherwise transferring any portion of its interest in such ordinary shares or other securities during the 180-day period described above.

Furthermore, we have agreed that, in the case of clauses (B), (C) or (E) above, we will not amend, supplement or accelerate the vesting of any such outstanding warrants without the prior written consent of J.P. Morgan Securities LLC.
Our directors and executive officers, and substantially all of our significant shareholders have entered into lock-up agreements prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC,

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, or any securities convertible into or exercisable or exchangeable for ordinary shares (including without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers and significant shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option, right or warrant), or publicly disclose the intention to make any such offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any of our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares, in each case subject to certain exceptions, including:
(A)
transfers of ordinary shares or such other securities (i) as a bona fide gift or gifts, (ii) to any immediate family member, (iii) to any trust for the direct or indirect benefit of such directors, executive officers and significant shareholders or immediate family of such person, (iv) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such directors, executive officers and significant shareholders or (v) pursuant to a negotiated divorce settlement;

(B)
if any such director, executive officer or significant shareholder is a corporation, partnership, limited liability company, investment fund or other entity, the distribution of ordinary shares or such other securities to members, shareholders or limited partners of such person or to an entity that is controlled or managed by, or under common control or management with, such person;

(C)
the exercise of a share option or warrant by such directors, executive officers and significant shareholders that was granted pursuant to an equity incentive plan described in this prospectus and any disposition of ordinary shares or such other securities by such directors, executive officers and significant shareholders or withholding of ordinary shares or such other securities by us to effectuate the exercise of such options on a “cashless” or “net exercise basis”, including in respect of the exercise price and any resulting taxes, provided that the ordinary shares or such other securities received by such person upon any such exercise shall continue to be subject to the restrictions on transfer set forth in the lock-up agreements;

(D)
the disposition of ordinary shares or such other securities by such directors, executive officers and significant shareholders to us or the withholding of ordinary shares or such other securities by us in connection with the payment of taxes due by such person with respect to the issuance or vesting of ordinary shares or such other securities under an equity incentive plan described in this prospectus;

(E)
transfers of ordinary shares or such other securities to SiegCo SA, provided that any such ordinary shares or other securities transferred to SiegCo SA shall continue to be subject to restrictions on transfer pursuant to a lock-up agreement between SiegCo SA and J.P. Morgan Securities LLC;

(F)
(i) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or such other securities, provided that no sales of ordinary shares or such other securities shall be made pursuant to such 10b5-1 plan during the 180-day period referred to above and (ii) to the extent a public announcement or filing under any applicable law, including the Exchange Act, is required of or voluntarily made by or on behalf of such directors, executive officers and significant shareholders or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares may be made under such plan during the 180-day period referred to above;
(G)
transfers of ordinary shares or such other securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction that is made to all holders of ordinary shares and involves a change of control occurring after the date of this offering and approved by our board of directors, provided that, in the event that such change of control is not completed, such ordinary shares or other securities shall remain subject to the restrictions contained in the lock-up agreements and title to such ordinary shares or other securities shall remain with such directors, executive officers and significant shareholders;

(H)
transfers of ordinary shares or such other securities expressly required pursuant to a court order or the order of any other governmental authority having jurisdiction over such directors, executive officers and significant shareholders;

(I)
purchases of ordinary shares or such other securities by us from a director, officer or employee in connection with a termination of employment or resignation of such director, officer or employee; and

(J)
transfers or dispositions of ordinary shares acquired in open market transactions after completion of this offering;

provided that in the case of any transfer or distribution pursuant to clause (A) or (B), each transferee, donee or distributee shall execute and deliver to J.P. Morgan Securities LLC a lock-up agreement; and provided, further, that in the case of any transfer or distribution pursuant to clause (A), (B), (C), (D), (E) and (J), no filing under the Exchange Act or other public announcement will be required or will be made voluntarily in connection with such transfer or distribution (other than certain required filings on Schedule 13G (or 13G-A)). For purposes of the lock-up agreements, “immediate family” means any relationship by blood, marriage, civil union or adoption, not more remote than first cousin, and “change of control” means, in one transaction or a series of related transactions with a person or group of affiliated persons in each case that are not affiliates of Valtech SE, (i) the sale of all or substantially all of the assets of Valtech SE or (ii) the transfer or change of ownership (whether by tender offer, merger, consolidation or other similar transaction) of Valtech SE’s voting securities if, after such transaction or series of related transactions, such person or group of affiliated persons would hold more than 50% of the outstanding voting securities of Valtech SE (or the surviving entity).
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
We will apply to have our ordinary shares approved for listing on       under the symbol “   .“
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representative of the underwriters purchases ordinary shares in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the      , in the over-the-counter market or otherwise.
Subsequent to our delisting from Euronext and prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representative;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Selling restrictions outside the United States
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a Relevant Member State), no offer of shares may be made to the public in that Relevant Member State other than:
•
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.
The Company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.
For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant

Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.
Notice to prospective investors in the United Kingdom
This document is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the United Kingdom; and (iii) any other person to whom it can otherwise be lawfully distributed (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this document relates is available only to and will be engaged in only with Relevant Persons, and any person who is not a Relevant Person should not rely on it.
Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “OCO”) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
In addition, except when relying on the “professional investor” exemption under the OCO or the SFO, the following prescribed wording should be included:
“WARNING
The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.”
In addition, where the representative seeks to rely on the “professional investor” exemptions under section 103 of the SFO and the OCO, we would advise including in any material a clear and prominent statement providing that such material is solely addressed to and in relation to products that are to be sold to people/entities meeting the professional investor requirements under the SFO.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in China
This Document does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.
Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.
Notice to prospective investors in Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). With the exception of the      , the shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that, if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Notice to prospective investors in Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.
Relationships with underwriters
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Expenses of the offering
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
SEC registration fee	$
listing fee
FINRA filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous fees and expenses
Total	$
All amounts in the table are estimates except the SEC registration fee, the       listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

Legal matters
Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The validity of the ordinary shares and certain other matters of U.K. law will be passed upon for us by Davis Polk & Wardwell London LLP.
Experts
The consolidated financial statements of Valtech SE as of December 31, 2015 and 2016, and for each of the two years then ended, included in this prospectus have been audited by Deloitte & Associés, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The offices of Deloitte & Associés are located at 185 avenue Charles de Gaulle, 92524 Neuilly-sur-Seine Cedex, France.

Enforcement of judgments
We are a Societas Europaea with our registered office in England. As a result, the rights of holders of our ordinary shares will be governed by English law and our articles of association. A number of our directors and executive officers and some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on us, our directors and executive officers and some of the named experts referred to in this prospectus or have any of them appear in a U.S. court.
The United States and the United Kingdom do not currently have a treaty providing for the recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a U.S. federal or state court in the United Kingdom will depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether a U.K. court would recognize the basis on which a U.S. court had purported to exercise jurisdiction over a defendant). In this context, there is doubt as to the enforceability in the United Kingdom of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it did not seek to compensate the claimant for loss or damage suffered and was intended to punish the defendant.

Where you can find more information
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Index to financial statements
Audited consolidated financial statements—Valtech

Report of independent registered public accounting firm
Periods ended December 31, 2016 and December 31, 2015

To the Board of Directors and Shareholders of Valtech S.E.
We have audited the accompanying consolidated statements of financial position of Valtech S.E. and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of income, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity, and consolidated statement of cash flows for each of the two years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Valtech S.E. and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Paris, February 14, 2018
/s/ Deloitte & Associés

Consolidated statement of income
(in thousands of euros)	2015	2016	Note
Revenue	184,119	204,589	3
Other revenue	787	3,212	3
Total revenue	184,906	207,801
Cost of sales	(122,032)	(135,872)
Gross margin	62,874	71,929
Commercial costs	(11,462)	(13,900)
Administrative costs	(40,921)	(43,259)
Restructuring costs	(921)	(1,360)	4
Other income and operating expenses	428	(214)	4
Operating result	9,997	13,196
Cost of gross financial debt	(168)	(804)	5
Interest income on cash and cash equivalents	25	51	5
Other financial income and expenses, net	218	(143)	5
Net income before tax from continuing operations	10,072	12,301
Income tax expense	(3,135)	(3,416)	6
Income (loss) from discontinued operations (*)	(1,519)	(4,703)
Net income attributable to equity holders of the parent	5,418	4,182
Average number of basic shares (thousand)	26,940	26,575	12
Average number of fully diluted shares (thousand)	29,196	29,443	12
Earnings per basic share	0.26	0.33	12
Earnings per diluted shares	0.24	0.30	12
(*)   On January 1, 2016, Valtech disposed of its business assets which were held by Valtech Services (see Note 2.1.4). The share in net loss from discontinued operations related to this disposal for the year ended December 31, 2016 and 2015 amounts to €4,703 thousand and €1,519 thousand respectively, presented separately on the face of the income statement as required by IFRS 5—Non-current assets held for sale and discontinued operations.
Consolidated statement of comprehensive income
(in thousands of euros)	2015	2016
Net income for the period	5,418	4,182
Foreign currency translation adjustment	1,247	(897)
Items that will not be reclassified to the statement of income	1,247	(897)
Actuarial gains/losses on retirement allowances	—	—
Items that will be reclassified to the statements of income	—	—
Total comprehensive income attributable to equity holders of the parent	6,665	3,285
Total comprehensive income attributable to non-controlling interests	—	—

Consolidated statement of financial position
(in thousands of euros)	31/12/2015	31/12/2016	Notes
Goodwill	15,778	28,247	7
Intangible assets, net	2,215	11,111	8
Tangible assets, net	4,304	7,411	9
Non-current financial assets, net	2,887	2,754	10
Deferred tax assets	3,335	3,559	6
Assets available for sale	1,981	—	2.1.4
Non-current assets	30,500	53,082
Accounts receivable and related accounts	55,532	57,950	11
Other current assets	9,350	10,838	11
Cash and cash equivalents	17,577	48,577	15
Current assets	82,459	117,365
Total assets	112,959	170,447
Capital	3,331	3,333	12
Reserves	50,409	56,014	12
Net income attributable to equity holders of the parent	5,418	4,182	12
Total equity	59,158	63,529
Provisions for risks and expenses–non-current portion	101	563	13
Pensions and severance pay on retirement	528	1,009	13
Borrowings from credit institutions–non-current portion	115	42,506	16
Deferred tax liabilities	894	3,013	6
Non-current liabilities	1,638	47,091
Provisions for risks and expenses–current portion	3,382	1,456	13
Borrowings from credit institutions–current portion	—	777	16
Accounts payable and related accounts	20,329	19,676	14
Financial liabilities–current portion	28,452	37,918	14
Current liabilities	52,163	59,827
Total liabilities	53,801	106,918
Total equity and liabilities	112,959	170,447

Consolidated statement of cash flows
(in thousands of euros)	2015	2016
Net income	5,418	4,182
—Depreciation and amortization, net	2,347	3,977
—Increase (decrease) in provision for loss	905	(225)
—Capital losses (gains) on disposal of assets	48	271
—Share-based compensation expense	1,129	1,040
Financial expenses	143	919
Change of income tax for the period	3,249	3,499
Change in deferred tax for the period	(114)	(83)
Income tax paid	(3,249)	(3,415)
Net change in working capital	(7,176)	(1,388)
Net cash provided (used) by operating activities	2,700	8,777
Acquisition of tangible assets	(2,864)	(4,994)
Acquisition of intangible assets	(1,192)	(3,943)
Proceeds from the sale of non current assets	1,519	915
Payments for acquired businesses, net of cash acquired	(2,663)	(10,206)
Increase (decrease) of the financial investments	685	(1,803)
Net cash provided (used) by investing activities	(4,515)	(20,031)
Interest paid	(143)	(267)
Cash received from exercise of share-based options	723	46
Issuance (repayment) of financial liabilities	(828)	42,500
Cash paid to redeem shares	(6,283)	(21)
Net cash provided (used) by financing activities	(6,531)	42,258
Impact of changes in foreign exchange rates	(125)	(4)
Increase (decrease) in cash and cash equivalent	(8,471)	31,000
Cash flows from operations being discontinued	(168)	—
Overall net cash flows	(8,639)	31,000
Cash and cash equivalents at the beginning of the fiscal year	26,216	17,577
Cash and cash equivalents at the end of the fiscal year	17,577	48,577
Reference note	16	16
Pursuant to IFRS 5—Non-current assets held for sale and discontinued operations, cash flows related to a business held by Valtech Services that has been sold in 2016 are presented separately in the statement of cash flows as discontinued operations.

Consolidated statement of changes in shareholders’ equity
The changes in shareholders’ equity during the years ended December 31, 2015 and 2016 are as follows:
(in thousands of euros)	Number of shares	Capital	Additional paid-in capital	Reserves	Deferred share-based compensation	Net income	Treasury shares	Translation difference	Total Group share	Minority interests	Total
On January 1, 2015	27,503,262	3,331	102,437	(50,445)	2,543	1,709	(710)	(2,057)	56,808	—	56,808
Appropriation of income	—	—	—	1,709	—	(1,709)	—	—	—	—	—
Net income for the FY	—	—	—	—	—	5,418	—	—	5,418	—	5,418
Gains and losses recognized in equity	—	—	—		—	—	—	1,247	1,247	—	1,247
Overall result	—	—	—	—	—	5,418	—	1,247	6,665	—	6,665
Share-based compensation	—	—	—	—	1,852	—	—	—	1,852	—	1,852
Increase of capital	—	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	(6,167)	—	(6,167)	—	(6,167)
Dividends paid	—	—	—	—	—	—	—	—	—	—	—
Total of transactions with the shareholders	—	—	—	—	1,852	—	(6,167)	—	(4,315)	—	(4,315)
On December 31, 2015	27,503,262	3,331	102,437	(48,736)	4,395	5,418	(6,877)	(810)	59,158	—	59,158
Appropriation of income	—	—	—	5,418	—	(5,418)	—	—	—	—	—
Net income for the FY	—	—	—	—	—	4,182	—	—	4,182	—	4,182
Gains and losses recognized in equity	—	—	—	—	—	—	—	(897)	(897)	—	(897)
Overall result	—	—	—	—	—	4,182	—	(897)	3,285	—	3,285
Share-based compensation			—	—	1,040	—	—	—	1,040	—	1,040
Increase of capital	18,429	2	44	—	—	—	—	—	46	—	46
Cancellation of treasury shares	(929,721)	—	(6,877)	—	—	—	6,877	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	—
Total of transactions with the shareholders	(911,292)	2	(6,833)	—	1,040	—	6,877	—	1,086	—	1,086
On December 31, 2016	26,591,970	3,333	95,604	(43,318)	5,435	4,182	—	(1,707)	63,529	—	63,529

Valtech SE
Notes to the financial statements
The accompanying notes to the consolidated financial statements form an integral part of such consolidated financial statements (notes 3 to 6 primarily relate to the statement of income and notes 7 to 21 primarily relate to the consolidated statement of financial position), which are herein referred to as the “Consolidated Financial Statements”.
Note 1—Accounting Policies
1.1. Basis of Preparation
Incorporated in November 2016 Valtech SE (hereinafter referred to as “Valtech”, or the “Company” as the parent company or, together with its consolidated subsidiaries, the “Group”) is a Société Européenne, and has its registered office located 46 Colebrooke Row, London, N1 8AF, United Kingdom.
The Company prepared its Consolidated Financial Statements for the years ended December 31, 2016 and 2015 in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The term “IFRS” refers collectively to international accounting and financial reporting standards (IASs and IFRSs) and to interpretations of the interpretations committees (IFRIC and SIC), whose application is mandatory for the year ended December 31, 2016. Comparative figures are presented for December 31, 2015.
As a result of being a Societas Europeae, the Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“EU”) on December 31, 2016.
As of December 31, 2016, all IFRS that the IASB has published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of IAS 39 Financial Instruments: Recognition and Measurement (revised December 2003), or IAS 39, which the EU only partially adopted. The exclusion of IAS 39 has no impact on the Consolidated Financial Statements. As a result, the Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.
The Consolidated Financial Statements are presented in thousands of euros unless stated otherwise. Some amounts may be rounded for the calculation of financial information contained in the Consolidated Financial Statements. Accordingly, the totals in some tables may not be the exact sum of the preceding figures.
The Consolidated Financial Statements have been prepared on a historical cost basis, except for certain items such as financial assets and liabilities measured at fair value.
The Société Européenne is a form of European company with a board of directors, subject to the provisions of United Kingdom law. The Consolidated Financial Statements have been approved and authorized for issuance by the board of directors on February 14, 2018.
1.2.1.
New standards, amendments and interpretation implemented in the financial statements of the group for the year ended December 31, 2016

The Company has applied, in its Consolidated Financial Statements for the year ended December 31, 2016, new standards and amendments, for which the application is mandatory as of January 1, 2016. The new standards have no material impact on the Group’s financial statement.

Valtech SE

The new standards and interpretations applicable on a mandatory basis for fiscal years beginning on or after January 1, 2016, mainly relate to:
—
Amendment to IAS 1 « Disclosure initiative »

—
Amendment to IAS 19 « Defined Benefit Plans—Employee Contributions »

—
Amendment to IAS 16 and IAS 38 «Clarification of acceptable methods of depreciation and amortization»

—
Annual Improvements 2012–2014

The group elected not to early adopt any new standard.
1.2.2 New standards, amendments and interpretations not adopted early
The recently released standards and amendments whose application is not mandatory for the year ended December 31, 2016 and which the Group has decided not to apply in advance are:
1. IFRS 15—Revenue from Contracts with Customers (January 1, 2018): published in May 2014, provides a new framework for recognizing revenue. IFRS 15 will replace the current standards on revenue recognition, in particular IAS 18—Revenue, IAS 11—Construction Contracts and the associated interpretations when it becomes applicable.
The standard will be applicable to annual periods beginning on or after January 1, 2018 and is permitted to be applied retrospectively using one of two methods: either by calculating the cumulative effect of the new method at the opening date of initial application, or by restating the comparative periods presented.
The new standard will primarily impact the recognition of revenues from fixed price projects that include milestones. As this time, the Group is currently assessing the potential impact of the standard.
2. IFRS 9—Financial Instruments (January 1, 2018): modifies the recognition and measurement for hedging operations and the major accounting categories of financial assets and liabilities. IFRS 9 also modifies the recognition of credit risk on financial assets by considering expected losses versus the losses incurred. Given the nature of the Group’s transactions, no significant impact is expected.
3. IFRS 16—Leases (January 1, 2019): this standard on the accounting for leases will be applicable for reporting periods beginning January 1, 2019. It is to be applied retrospectively either on the first application date or on the opening date of the comparative year presented. This standard mainly changes the accounting for leases of tenants with the recognition of an asset and a liability representing the right to use upon delivery of the leased asset by the lessor. The standard thus introduces a new basis of separation between contracts with suppliers, based on a new accounting definition of a lease and a service contract.
The group has not applied in advance any of the standards, interpretations and amendments adopted or being adopted by the European Union and whose mandatory application is subsequent to December 31, 2016. The impact of these standards on the Group’s results and financial situation is being evaluated.

Valtech SE

1.3. Presentation of the statements
The Group presents one income statement by function, by highlighting the following:
—
cost of sales (expenses necessary for project implementation),

—
commercial costs,

—
general and administrative expenses.

1.4. Scope and methods of consolidation
The Consolidated Financial Statements include the statements of the parent company Valtech SE and all its significant subsidiaries, majority-owned or controlled directly or indirectly under IFRS 10 Consolidation.
The financial statements of each of the Group’s companies are prepared in accordance with the accounting principles and regulations in force in their respective countries. They are adjusted to comply with the applicable accounting policies and principles of the Group.
The income (loss) of subsidiaries acquired or sold during the year is included in the consolidated net income of the Group from the effective date control is obtained or lost. The scope of consolidation is detailed in Note 1.26 to our consolidated financial statements.
Subsidiaries Full consolidation
Pursuant to IFRS 10 Consolidated Financial Statements, three criteria must be met simultaneously in order to determine the exercise of control of an entity by the parent company over its subsidiaries.
—
The parent company has power over the subsidiary when it has effective rights that give it the ability to direct the relevant activities—i.e., the activities that significantly affect the subsidiary’s returns. Power may arise from existing and/or potential voting rights and/or contractual arrangements. Voting rights must be substantial—i.e., they must be able to be exercised when decisions about the relevant activities are to be made without limitation and particularly in decision-making on relevant activities. Assessing how much power is held depends on the subsidiary’s relevant activities, its decision-making process and the way the rights of its other shareholders are distributed;

—
The parent company is exposed or entitled to variable returns due to its connections to the subsidiary, which may vary according to its performance. The concept of return is defined broadly, and includes dividends and other forms of distributed financial benefits, the valuation of the investment, cost savings, synergies, etc.;

—
The parent company has the ability to use its power to affect the subsidiary’s returns. Any power that does not entail this kind of influence does not qualify as control.

1.5. Use of estimates
To prepare the Group’s financial statements under IFRS, Valtech’s management must make estimates and assumptions that may affect the financial statements of future fiscal years. Management revises its estimates and assessments on a regular basis to take into account past experience and other factors deemed relevant in light of economic conditions. Depending on the evolution of these different assumptions or conditions, the amounts in future financial statements may differ from current estimates.

Valtech SE

Future facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.
Such estimates and assumptions are related to the following:
•
recognition of revenue for fixed-price projects which includes an estimate of the project progress rate and margin rate,

•
allowance for uncollectible accounts receivable,

•
impairment of goodwill, subject to impairment testing, which is based primarily on assumptions of future cash flows, discount rates and terminal values based on rates of long-term growth,

•
valuation of assets and liabilities related to pension obligations through the recognition of actuarial assumptions in effect as of the closing date (discount rate, wage evolution rate, inflation rate and mortality rate),

•
valuation of financial instruments,

•
recognition of deferred tax assets related to tax loss carry forwards,

•
provisions for litigation and related assumptions underlying the assessment of the legal position and the measurement of risks,

The Consolidated Financial Statements reflect the best estimates, based on information available on the date such statements are authorized.
1.6. Business combinations and accounting for goodwill
Business combinations
Business combinations are accounted for using the acquisition method under IFRS 3—Business Combinations (“IFRS 3”) whereby the assets acquired and the liabilities and contingent liabilities assumed are measured at their fair value on the acquisition date in accordance with the requirements of IFRS 3.
The evaluation of the purchase price, including, where appropriate, the estimated fair value of contingent considerations, is completed within twelve months following the acquisition. In accordance with IFRS 3, any adjustments of the purchase price beyond the twelve-month period are recognized in the consolidated statement of income.
On the acquisition date, the goodwill corresponds to the difference between:
—
the fair value of the consideration transferred in exchange for control of the company, incorporating any earn-outs, plus the amount of non-controlling interests in the acquired company and, in the case of a business combination achieved in stages, the fair value, on the date of acquisition, of the equity interest previously held by the acquirer in the acquired company, and,

—
the fair value of identifiable assets acquired and liabilities assumed on the acquisition date.

If the initial accounting for a business combination cannot be completed before the end of the annual period in which the business combination is affected, the initial accounting must be completed within twelve months of the acquisition date.

Valtech SE

Moreover, the earn-outs are included in the cost of acquisition at their fair value as of the acquisition date, whatever their probability of occurrence is. During the evaluation period, subsequent adjustments result in goodwill when they relate to facts and circumstances existing at the time of acquisition. Beyond that, the earn-out adjustments are recorded directly in the consolidated statement of income, unless the earn-outs include equity instrument as consideration. In the latter case, the earn-out is not subsequently re-evaluated. A position of the IFRIC (IFRS Interpretations Committee) of January 2013 has clarified the accounting for contingent consideration with conditions of attendance, which must now be considered as elements of compensation.
Transaction costs directly attributable to an acquisition are recorded as expenses in the period during which the costs are incurred, except for the borrowing costs, which must be recorded in accordance with IAS 32—Financial Instruments: Presentation and IAS 39—Financial Instruments: Recognition and Measurement.
Accounting for goodwill
Goodwill is allocated to cash generating units, or “CGUs”. These units correspond to entities whose economic activity generates cash flows that are largely independent of each other. These may be geographical areas but also business lines.
Goodwill is recognized in the currency of the acquired company in accordance with revised IFRS 3.
Goodwill is not amortized, but is subject to impairment testing whenever there is any indication that an asset may be impaired, and at least once a year in accordance with the methods and assumptions described in Note 1.7 to our consolidated financial statements.
1.7. Impairment tests (IAS 36)
The Group conducts regular impairment testing of assets (tangible assets, goodwill and other intangible assets). These tests consist of comparing the carrying value of assets to their recoverable amount, which is defined as the greater of the asset fair value less costs to sell, and the value in use, estimated by the net present value of the future cash flows generated by the asset.
For tangible and intangible assets with finite lives, this impairment test is performed whenever indicators of impairment are observable.
For goodwill and other intangible assets with indefinite lives, an impairment test is performed each year, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
The carrying amount of assets is compared with the net present value of future cash flows excluding financial expenses.
The method projects to perpetuity a normative amount with a growth rate. The discount rate applied to those cash flows corresponds to the average cost of capital for each CGU (see assumptions used in Note 7.2 to our consolidated financial statements.
In case the annual impairment test reveals a recoverable amount less than the carrying amount, an impairment is recognized to reduce the book value of the asset or of the goodwill to its recoverable amount. If the recoverable amount of an intangible (excluding goodwill) or tangible

Valtech SE

asset appreciates in subsequent years and the recoverable amount exceeds the carrying amount, any impairment losses recognized during prior years is reversed in the consolidated statement of income.
The impairment losses recognized on goodwill may not be reversed in the consolidated statement of income.
1.8. Intercompany transactions
All intercompany transactions between the consolidated companies are eliminated.
1.9. Transactions in foreign currencies
The functional currency of the parent company is the euro.
The income and expenses related to foreign currency transactions are recorded at their euro equivalent based on the exchange rate on the date of the transaction. Assets and liabilities in foreign currencies are converted at the closing rate and the exchange differences resulting from this conversion are recognized in the consolidated statement of income unless they relate to assets and liabilities hedged items. In this case the difference is recorded directly in equity.
1.10. Conversion of financial statements of foreign subsidiaries
Assets and liabilities of foreign subsidiaries are converted at the exchange rate at the closing date of each reporting period. The statement of income are converted at the average exchange rate for the period. The resulting conversion difference is recorded directly in equity under ‘Foreign currency translation reserves’. This difference impacts the consolidated statement of income if there is a subsequent sale of the entity. At such point in time, the related foreign currency translation adjustment is recycled through the statement of income.
1.11. Other intangible assets
Software and user rights acquired under full ownership, software developed for internal use as well as development of new or enhanced services, which are expected to generate future cash flows, are capitalized and amortized over a period ranging from 3 to 5 years.
The capitalized development costs of either a software developed for internal use or an internal project are those directly associated with their production, which primarily consists of expenses related to salary costs of personnel who developed the software or the internal project and a share which can be directly linked to production overheads.
An intangible asset that results from the development of an internal project is recorded if the Group can demonstrate that all of the following conditions have been met:
—
The technical feasibility of completing the intangible asset so that it will be available for use or sale;

—
Its intention of completing the intangible asset and use or sell it;

—
Its ability to use or sell the intangible asset;

—
The capacity of the intangible asset to generate probable future economic benefits;

Valtech SE

—
Among other things, the Group may demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, its usefulness;

—
The availability of adequate technical, financial and other resources to complete the development, and to use or sell the intangible asset;

—
Its ability to reliably measure the expenditures attributable to the intangible asset during its development.

1.12. Tangible assets
The tangible assets are recorded under assets in the statement of financial position at historical amortized cost, minus any impairment. They are not subsequently revalued.
Depreciation is calculated using the straight line method over the estimated useful lives of the different asset categories. It is calculated on the basis of the purchase price, minus any residual value. The assets are amortized over their expected life, as follows:
•
Fixtures, fitting, technical facilities: depending on term of the real estate lease agreement

•
Hardware 3–5 years

•
Furniture 5–7 years

1.13. Leases
Financial leases
Leases of assets, having an effect of transferring to the Group substantially all the risks and economic benefits related to ownership, are accounted for as financial leases. Assets acquired in the form of finance leases are depreciated over the shortest period between the useful life of the asset and the lease term.
Operating leases
Leases where the lessor substantially retains all the risks and economic benefits related to ownership are classified as operating leases. Payments under the leases (net of discounts or rebates received by the lessor) are recorded as operating expenses over the lease period on a straight-line basis. In accordance with SIC 15, Operating leases—Incentives, concerning advantages granted by the lessor to the lessee under operating leases, the Group recognizes the benefits accrued under the rent-free periods as a reduction of rental expense over the lease term.
1.14. Accounts receivable and derecognition of financial assets
Accounts receivable are recorded at nominal value, which generally approximates their fair value.
Doubtful accounts receivable are subject to provision allowances determined according to the risk of non-payment by the debtor.

Valtech SE

The Group regularly enters into agreements to assign, sell or transfer receivables in certain countries:
—
When the risks associated with trade receivables are not transferred in substance to third parties such as financing institutions, the trade receivables are retained on the balance sheet under receivables, and a financial liability is recorded as short-term financial liability.

—
When the risks associated with trade receivables are transferred to third parties such as financing institutions, cash received is recognized as cash and cash equivalents and the receivables assigned, sold or transferred are derecognized in the statement of financial position.

1.15. Financial instruments
Financial assets and liabilities
Financial assets include assets classified as available-for-sale and held-to-maturity, assets at fair value through profit and loss, asset derivative instruments, loans and receivables and cash and cash equivalents.
Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and payables.
The recognition and measurement of financial assets and liabilities is governed by IAS 39—Financial Instruments: recognition and measurement (“IAS 39”).
The Group determines the classification of its financial assets and liabilities at initial recognition. In the statement of financial position, financial assets are classified in accounts receivable and related accounts, other current assets and cash and cash equivalents. Financial investments in third parties are classified as long term receivables from associates. Joint ventures and third parties are classified as loans and receivables; derivative assets are regarded as held for hedging unless they do not meet the strict hedging criteria under IAS 39.
Financial liabilities are classified in borrowing from credit institutions—non-current portion, borrowings from credit institutions—current portion and financial liabilities—current portion.
Financial assets and liabilities at fair value through profit or loss
Financial assets and liabilities at fair value through profit or loss include financial assets and liabilities held for trading and financial assets and liabilities designated upon initial recognition at fair value through profit or loss. Financial assets and liabilities are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.
Loans, receivables and borrowings
After initial measurement, loans, receivables and borrowings are measured at amortized cost using the Effective Interest Rate method (EIR), less impairment, if any. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the transaction. Amortization, calculated using the EIR, is included in cost of gross financial debt, interest income on cash and cash equivalents and other financial income

Valtech SE

and expenses in the statement of income. The impairment of loans and receivables, which is represented by the difference between net carrying amount and recoverable value, is recognized in the statement of income and can be reversed if recoverable value rises in the future.
Held-to-maturity investments
The Group did not have any held-to-maturity investments during the years ended December 31, 2016 and 2015.
Available-for-sale financial assets
Available-for-sale financial assets include investments in non-consolidated companies and are recorded at cost upon acquisition including transaction costs.
After initial measurement, available-for-sale financial assets are subsequently measured at their fair value. The fair value for listed securities on an active market is their market price. If a reliable fair value cannot be established, securities are valued at cost. Fair value changes are accounted for directly in other comprehensive income. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and objective evidence of impairment of that financial asset exists (for instance, a significant or prolonged decline in the value of the asset), an irreversible impairment loss is recorded in the income statement. This loss can only be released upon the sale of the securities concerned.
The Group did not have any available-for-sale financial assets during the years ended December 31, 2016 and 2015.
Fair value of financial instruments
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.
For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:
•
using recent arm’s length market transactions;

•
reference to the current fair value of another instrument that is substantially the same; and

•
a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured is detailed in Note 17 to our consolidated financial statements.
The fair values of financial instruments are categorized into a fair value hierarchy of three levels. The levels depend on the type of input used for the valuation of the instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs other than quoted prices included under Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable input).

Valtech SE

Derivative financial instruments and hedge accounting
The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risks and interest rate risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Any gains or losses arising from changes in the fair value of derivatives are taken directly to the statement of income, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.
For the purpose of hedge accounting, hedges are classified as:
•
fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability;

•
cash flow hedges, when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; and

•
hedges of a net investment in a foreign operation.

The Group did not have any derivatives qualifying as hedges of a net investment in a foreign operation during the years ended December 31, 2016 and 2015.
At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.
Hedges that meet the strict criteria for hedge accounting are accounted for as described below.
•
Fair value hedges: the change in the fair value of a hedging derivative is recognized in the statement of income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the income statement.

•
Cash flow hedges: the effective portion of the gain or loss on the hedging instrument is recognized directly in equity (other comprehensive income in the cash flow hedge reserve), while any ineffective portion is recognized immediately in the statement of income.

Amounts recognized as other comprehensive income are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.
1.16. Cash and cash equivalents
In accordance with IAS 7—Cash Flow Statements, cash and cash equivalents presented in the consolidated statement of cash flows include cash (cash on hand and demand deposits) and cash

Valtech SE

equivalents (short-term, highly liquid investments that are readily convertible to cash and which are subject to an insignificant risk of change in value).
Investments with initial maturity over three months without possibility of early termination as well as bank accounts subject to restrictions (escrow accounts) other than those related to regulations specific to individual countries or sectors (exchange controls, etc.) are excluded from cash and cash equivalents in the table of cash flows.
1.17. Provisions for retirement and related benefits
Obligations related to defined-benefit pension plans are provided in the consolidated statement of financial position for both current and former employees (people with deferred stock unit plans and pensioners). They are determined as per the projected unit credit method under IAS 19—Employee Benefits (“IAS 19”) on the basis of actuarial assessments made at each year end. The actuarial assumptions used to determine the obligations vary, depending on the economic conditions of the country or on the monetary zone in which the plan is in force. The accounting for each plan is carried out separately.
Under the provisions of IAS 19, for defined-benefit plans financed under external management (pension funds or insurance contracts), the excess or deficiency of the fair value of assets compared to the present value of obligations is recognized under the assets or liabilities of the consolidated balance sheet. This recognition is subject to the capping rules of the assets and the minimum funding requirements set out by IFRIC 14.
The expense recognized in the operating result during each period includes the cost of services rendered and the effects of any change, reduction or settlement. The impact of accretion of interest recognized on the actuarial debt and the interest income on plan assets is recognized under other financial income and expenses in the consolidated statement of income. Interest income on plan assets is calculated using the discount rate of the obligation for defined-benefit plans.
The revaluation impacts of the net liability related to defined-benefit pension plans (when appropriate, of the asset) are recognized in other comprehensive income. They include:
—
Actuarial gains and losses on the commitment resulting from changes in actuarial assumptions and experience adjustments (differences between the retained actuarial assumptions and observed reality);

—
Outperformance (underperformance) of the plan assets, i.e. the difference between the actual return on plan assets and their remuneration calculated based on the discount rate of actuarial debt; and

—
The change in the effect of the asset ceiling.

1.18. Share-based payment
Certain employees and board members of the group can benefit from share warrants, stock option plans and performance shares.
The issuance of redeemable share subscription warrants in July 2013, December 2014, May 2015 and July 2015 are valued on the date of grant using the Monte Carlo valuation model which allows for obtaining the fair value on the grant date and takes into account various parameters such as stock price, exercise price, expected volatility, expected dividends, the risk free interest rate and the life of the option.

Valtech SE

The cost thus determined is recorded as personnel expenses for the period of vesting, with the counterparty under net position in consolidated reserves
1.19. Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
Measurement of the provisions is revised if the impact is considered significant.
In accordance with IAS 37—Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), the recognition criteria for accounting for a restructuring reserve are (i) the company has an obligation towards a third party at the statement of financial position date, (ii) it is probable (more likely than not) that a liability (future outflow to settle the obligation) has been incurred, and (iii) this liability can be reasonably estimated.
To meet such criteria when reserving for restructuring actions, we consider that the appropriate level of management must approve the restructuring plan and must announce it by the date of the statement of financial position, specifically identifying the restructuring actions to be taken (for example, the number of employees concerned, their job classifications or functions and their locations). Before the statement of financial position date, detailed conditions of the plan must be communicated to employees, in such a manner as to allow an employee to estimate reasonably the type and amount of benefits he/she will receive. Also, the related restructuring actions that are required to be completed must be estimated to be achievable in a relatively short (generally less than 1 year) timeframe without likelihood of change.
Restructuring costs primarily refers to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, costs linked to the closure of facilities or the discontinuance of product lines and any costs arising from plans that materially change the scope of the business undertaken by the Group or the manner in which such business is conducted.
Other costs (removal costs, training costs of transferred employees, etc.) and write-offs of fixed assets, inventories, work in progress and other assets, directly linked to restructuring measures, are accounted for as incurred (as linked to ongoing activities), in restructuring costs in the statement of income.
1.20. Revenue recognition
The revenue corresponds to the amount of the services provided by the Group and the income from sale of licenses. The method of recognition of revenue depends on the nature of services:
•
Time and materials service

The revenue of  ‘time and materials’ services is recognized as and when services are provided under IAS 18—Revenue.
•
Fixed price projects

In cases where contracts are concluded in fixed price project mode with a contractual obligation to deliver a specific outcome, revenues and expenses are recorded in accordance with IAS 11—Construction Contracts with the following features:

Valtech SE

—
when the result of a contract can be estimated reliably, income and expenses are recorded depending on the stage of completion of the contract at the closing date,

—
when the result of a contract cannot be estimated reliably, revenue is recorded to the extent of the costs incurred if it is likely that these costs will be recovered,

—
when the projected cost price of a contract exceeds the contractual revenue, a provision for onerous contract is recorded for the extent of the difference.

1.21. Accounting for government grants
Government grants that compensate the expenses incurred by the Group are recorded under IAS20 as operating income in the statement of income for the period in which expenses were incurred. It relates primarily to research and development tax credits in France (Crédit d’Impôt Recherche).
1.22. Other income and expenses
Other income and expenses includes gains from disposal of tangible and intangible assets. It excludes income (loss) related to discontinued operations, impairment of assets and restructuring costs.
1.23. Taxes
Current income tax
Current income tax assets and liabilities for the current period are established based upon the amount expected to be recovered from or paid to the taxation authorities and reflected in the statement of financial position. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.
Current income tax relating to items recognized directly in equity or in other comprehensive income is recognized respectively in equity or in other comprehensive income, and not in the statement of income.
Management periodically evaluates positions taken in the Group’s tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.
Deferred taxes
Deferred taxes are computed in accordance with the liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes in tax rates are recorded in equity, net income (loss), or other comprehensive income for the year in which the tax rate change is enacted.
Deferred tax assets are recorded in the consolidated statement of financial position when it is probable that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.

Valtech SE

To assess the ability of the Group to recover deferred tax assets, the following factors are taken into account:
•
existence of deferred tax liabilities that are expected to generate taxable income, or limit tax deductions upon reversal;

•
forecasts of future operating results;

•
the impact of non-recurring costs included in income or loss in recent years that are not expected to be repeated in the future;

•
historical data concerning recent years’ tax results; and

•
if required, tax planning strategy, such as a planned disposal whose values are higher than their book values.

1.24. Earnings per share
Basic and diluted earnings per share are calculated using the weighted average number of outstanding shares during the year, less the average number of treasury shares and deducted from equity.
The earnings per diluted share takes into account, if necessary, the stock options as well as free shares with a dilutive effect under the ‘treasury stock method’.
1.25. Non-current assets held for sale
IFRS 5—Non-Current Assets Held for Sale and Discontinued Operations sets out the accounting treatment applicable to assets held for sale and presentation and disclosure requirements for discontinued operations. The assets and liabilities that are immediately available to be sold, and whose sale is highly probable, are classified as assets and liabilities held for sale. When multiple assets are held for sale during a single transaction, we consider the group of assets as a whole, along with the associated liabilities.
Assets or groups of assets held for sale are valued at the lowest amount between the net book value and the net fair value less the cost of sale.
Non-current assets classified as held for sale are no longer amortized.

Valtech SE

1.26. Presentation of the scope of consolidation
The Consolidated Financial Statements of Valtech S.E. and its subsidiaries on December 31, 2016 and 2015 include the statements of the companies listed in the table below:
Country	Scope		% of interest 2016	% of interest 2015	Acq. or creation date	Consolidation method
United Kingdom	Valtech S.E.		Parent company
	Valtech Ltd.		100%	100%	1996	Full consolidation
	Valtech Inside		100%		2016	Full consolidation
France	Valtech Training		100%	100%	2002	Full consolidation
	Valtech Global Projects	(1)	100%	100%	2006	Full consolidation
Germany	Valtech AG	(2)		100%	2000	Full consolidation
	Valtech Gmbh		100%	100%	1999	Full consolidation
Australia	Valtech Holdings Australia		100%	100%	2014	Full consolidation
	Valtech Digital Australia		100%	100%	2014	Full consolidation
Canada	Valtech Canada (formerly W.illi.am)		100%	100%	2015	Full consolidation
Denmark	Valtech A/S		100%	100%	2000	Full consolidation
Spain	Valtech Digital Spain (no operations)		100%	100%	2014	Full consolidation
Hong Kong	Valtech HK ltd		100%	100%	2010	Full consolidation
China	Valtech Digital China Co. Ltd.		100%		2016	Full consolidation
India	Valtech India Systems Private Ltd		100%	100%	1997	Full consolidation
Sweden	Valtech AB		100%	100%	1999	Full consolidation
	Kiara Scandinavia AB		100%	100%	2008	Full consolidation
	Neon Stingray Scandinavia AB		100%	100%	2014	Full consolidation
Singapore	Valtech Digital Singapore		100%	100%	2014	Full consolidation
Switzerland	Valtech Digital Switzerland		100%	100%	2014	Full consolidation
Argentina	Valtech Digital SA		100%		2016	Full consolidation
Netherlands	Valtech BV (formerly eFocus)		100%		2016	Full consolidation
USA	Valtech Inc.		100%	100%	1997	Full consolidation
	Valtech Solutions		100%	100%	2010	Full consolidation
	Valtech Services		100%	100%	2014	Full consolidation
(1) Valtech Global Projects in France is the same legal entity as the former Valtech Technology Partner (dormant company).
(2) Valtech AG merged into Valtech GmbH in 2016.

Valtech SE

Note 2—Major events of the period
2.1 Year 2015
2.1.1. Transfer of the company to Luxembourg
The Board of Directors which met on April 21, 2015 approved the company’s proposed transfer to Luxembourg. This proposal was approved by the Combined General Meeting of Shareholders held on June 30, 2015. According to the indicative timetable which was made available to the General Meeting, the transfer of the company took place on October, 2015. The transfer had no impact on the financial statements, apart from calculation of company income tax.
2.1.2. Acquisition of the company w.illi.am (henceforth Valtech Canada)
Valtech has finalized on July 3, 2015 the acquisition of the digital agency w.illi.am located in Montreal (Canada). The company is integrated in Valtech’s scope of consolidation from July 1, 2015. w.illi.am employs around 50 people. The acquisition was fully paid for in cash, the purchase price amounting to €4.0 million. The goodwill resulting from this transaction is €1.7 million.
2.1.3. Simplified tender offer
On December 15, 2015, Valtech S.E’s controlling shareholder, SiegCo, which held, in conjunction with the group Verlinvest, 73.32% of the capital, presented a simplified tender offer for Valtech shares, at a price of  €11.50 per share, to Valtech’s Board of Directors, which approved it.
In accordance with the applicable regulations, SiegCo, via Degroof Petercam Bank, filed with the French Financial Markets Authority (Autorité des Marchés Financiers) on December 15, 2015, a simplified tender offer for the existing shares not held by SiegCo or Verlinvest, excluding the Company’s treasury shares. The offer therefore covered a maximum number of 6,418,198 shares, representing 23.34% of the capital and theoretical voting rights of Valtech.
After the offer which was open from January 12 to February 1, 2016 and the Extraordinary General Meeting of February 5, 2016, SiegCo held together with Verlinvest, 90.9% of Valtech S.E.’s capital.
2.1.4. Disposal of assets Valtech Services, United States
During the first half of 2015, the Group took the decision to sell certain of its American assets and dedicated IT staff as this business was no longer deemed to be consistent with the Group’s strategy. On December 31, 2015, the Group concluded an agreement to sell this business, and the effective sale occurred on January 1, 2016.
According to iFRS 5—Non-current assets held for sale and discontinued operations, assets held for sale are not depreciated, are measured at the lower of carrying amount and fair value less cost to sell, and are presented separately in the statement of financial position. The disposal of Valtech Services has been accounted for according to IFRS 5. The loss from discontinued operation has been reported separately in the consolidated statement of income and assets available for sale has been reported separately in the consolidated statement of financial position.
2.2 Year 2016
2.2.1. Transfer of the registered offices of the Company to the United Kingdom
The Board of Directors, which met on April 19, 2016, approved the Company’s proposed transfer of headquarters from Luxembourg to the United Kingdom. This proposal was approved by the

Valtech SE

Combined General Meeting of Shareholders held on June 30, 2016, and the transfer took place on November 25, 2016. The transfer has no impact on the Consolidated Financial Statements, apart from calculation of company income tax.
In June 2016, a majority of voters in the United Kingdom voted in a national referendum in favor of the United Kingdom’s exit from the European Union, commonly referred to as “Brexit.” On March 29, 2017, the United Kingdom gave formal notice under Article 50 of the European Treaty of its intention to leave the European Union. The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations and has created political and economic uncertainty about the future relationship between the United Kingdom and the European Union and as to whether any other European countries may similarly seek to exit the European Union. The on-going process of negotiations between the United Kingdom and the European Union will determine the future terms of the United Kingdom’s relationship with the European Union, including access to European Union markets, either during a transitional period or more permanently. Brexit could lead to potentially divergent laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. Valtech’s principal operating company is an SE with a registered office in the United Kingdom. Valtech has material operations in the United Kingdom and the rest of Europe and our global operations serve many clients with significant operations in those regions. As a result, Valtech’s financial condition and results of operation may be significantly impacted by the effects of Brexit and the uncertainties surrounding it.
We estimate that the decline in the value of the British Sterling following the Brexit vote negatively impacted our revenue for the year ended December 31, 2016 by €4.1 million.
2.2.2. Acquisition of the company Graion (Argentina)
On June 1, 2016, Valtech finalized the acquisition of the business assets of the company Graion, based in Buenos Aires (Argentina). Valtech Digital Argentina (the acquirer of the assets) is part of Valtech’s scope of consolidation from June 1, 2016. This acquisition enables Valtech to strengthen its production capacity in the Americas by integrating the expertise of 30 digital marketing consultants that Graion employed at the time of the acquisition. The purchase price varies depending on the performance of the company over the 15 months following the acquisition date, measured against indicators defined in the asset purchase agreement. As of the date of issuance of these Consolidated Financial Statements, management estimates that the purchase price will be paid in full. Pursuant to the purchase agreement, Valtech paid Graion €0.4 million upon closing and €0.3 million are due to the seller, in cash or in shares of Valtech SE at their choice, in 2017, for a total consideration of  €0.7 million. The determination of the fair value of assets acquired and liabilities assumed has been finalized and no asset nor liability has been recognized. The final goodwill resulting from this transaction is at €0.7 million.
2.2.3 Acquisition of the company eFocus Strategy & Webdesign B.V (the Netherlands)
On July 1, 2016, Valtech acquired the digital agency eFocus Strategy & Webdesign B.V. based in the Netherlands. The company is part of Valtech’s scope of consolidation from July 1, 2016. eFocus revenue amounted to €19.1 million in 2015, and the company employs over 200 people in four locations within the Netherlands. The purchase price varies depending on the performance of the company over the 36 months following the acquisition date. Part of the purchase price can be paid by shares in Valtech S.E, and is accounted for in nominal value. Pursuant to the purchase agreement, Valtech paid the sellers €9.4 million upon closing with a €1.2 million holdback

Valtech SE

payment released in 2016. The consideration for eFocus also includes €6 million payables in shares or in cash at the choice of the sellers and earn-out payments, which will vary depending on the performance of the company measured from the time of the acquisition until 36 months after the acquisition. As of December 31, 2016, our best estimate of the earn-out payments is €3.6 million. The total consideration is €20.3 million. The determination of the fair value of assets acquired and liabilities assumed has been finalized and is detailed in note 7.2. The goodwill resulting from this transaction is at €11.4 million.
2.2.4. Disposal of assets in Toulouse, France
On September 1, 2016, Valtech sold its business in Toulouse to GFI Informatique. The Toulouse business was no longer considered a strategic asset for the continuing development of the Group. The Toulouse business revenue amounted to €2.5 million from January 1 to August 31, 2016, and €4.4 million for the year ended December 31, 2015. As a result of this disposal, a gain of  €271 thousand has been recognized in the statement of income and classified in other income and expense for the year ended December 31, 2016.
2.2.5. Share based earn-out amendment
On July 12, 2016, a share-based earn-out amendment agreement was signed between the Company and the founders of Valtech Digital Australia PTY Ltd (former Neon Stingray), with the intention to clarify the original Share Purchase Agreement signed as of July 31, 2014 with Neon Stingray PTY Ltd, further to the delisting of the company as part of Valtech’s acquisition of 100% ownership of the company’s shares. According to the agreement, the Company will, no later than June 30, 2017, issue an additional 20,000 shares and in total 60,000 shares to the former owners of the company, subject to an extension of the lock-up period until December 31, 2018.
The shares were issued to the former owners of Neon Stingray in full on April 27 and 28, 2017, and were valued at €12.50 in accordance with the simplified tender offer (see Note 21.1).
2.2.6. Issue of bonds
On July 27, 2016, Valtech issued bonds with a principal amount of  €42.5 million. The bonds bear a fixed annual interest rate of 4.25% with a maturity period of 6 years. The purpose of the issuance is to support future growth. Bonds issued have been classified as financial liabilities. In 2016, interest related to the bonds amounted to €0.8 million.
2.2.7. Settlement of disputes in the United States
In the second half of 2016, Valtech settled two unrelated disputes in the US. One of them originated in 2010 when the American subsidiary of Valtech began discussions with a former client over services delivered since 2007. The services that were disputed in this litigation were part of the historical US business that has been disposed of  (see Note 2.1.4 to our consolidated financial statements) and the financial consequences of the settlement are classified in “Income (Loss) from discontinued operations” according to IFRS 5—Non-current assets held for sale and discontinued operations.
In the second dispute, the US subsidiary of Valtech sued a competitor on the grounds of tortuous interference in its business. The US subsidiary of Valtech negotiated with the defendant and reached a settlement agreement. The financial consequences of this settlement resulted in income of  €2.3 million and is reported as other revenues in the consolidated statement of income.

Valtech SE

Note 3—Segment information
For each of the periods presented, the operational monitoring of the Group’s business by senior management was mainly based on geographic location. Business segments can incorporate several countries.
Each business segment has its own operational management and is homogeneous in terms of labour costs and type of clients.
A business segment combines all businesses of the concerned geographical area: the business of outsourcing towards other business lines of the Group (which is eliminated as intercompany transactions) as well as business provided to external third parties. The different business segments of the Group cover similar operations.
Exceptions to this principle are France and the UK where two segments exist: a sector for France and the UK for the operational business conducted in these geographic areas and a corporate sector for the management’s activities. First-level segment reporting corresponds to the countries in which the Group operates:
•
Corporate headquarters activities (Corp.)

•
France (FR)

•
Sweden (SW)

•
Denmark (DK)

•
United Kingdom (UK)

•
Germany (GE)

•
Netherlands (NL)

•
United States (USA)

•
Australia (AU)

•
Canada (CA)

•
Argentina (AR)

•
India (IN)

•
Switzerland (CH)

•
Singapore (SG)

Given their low individual importance, the business in India, Argentina, Singapore and Switzerland are grouped under the category “Others” in the table below.
Intercompany transactions are eliminated and reported in the table below in the category “Interco elim.”

Valtech SE

The Group’s business segment information on December 31, 2016 and 2015 is presented as follows:
31/12/2015
	Corp.	FR	SW	DK	UK	GE	NL(1)	USA	AU	CA	IN	Others	Interco elim.	Total
Revenue with third parties	—	30,493	31,813	13,364	34,874	34,309	—	29,997	2,098	3,385	3,667	906	—	184,906
Intercompany revenue	—	2,287	504	888	295	704	—	297	214	138	7,776	27	(13,130)	—
Total of revenue	—	32,780	32,317	14,252	35,169	35,013	—	30,294	2,312	3,523	11,443	933	(13,130)	184,906
Operating income	(3,122)	150	3,601	1,492	3,410	3,550	—	737	(618)	305	1,534	(1,042)	—	9,997
Interest income and (expense), net	—	(31)	3	(6)	1	(5)	—	(5)	(2)	—	—	—	—	(45)
Income tax income and (expense), net	(19)	—	(853)	(319)	(841)	(1,179)	—	730	—	(92)	(563)	—	—	(3,136)
Goodwill (net value)	—	2,037	739	444	—	2,042	—	6,853	1,098	1,699	2,847	—	—	17,759
Fixed assets (net value)	2,082	1,350	395	779	725	824	—	1,818	54	204	930	245	—	9,406
Average workforce	—	268	245	106	98	148	—	109	25	52	462	7	—	1,520
31/12/2016
	Corp.	FR	SW	DK	UK	GE	NL(1)	USA	AU	CA	IN	Others	Interco elim.	Total
Revenue with third parties	—	29,040	33,250	14,191	30,585	41,358	10,675	29,379	5,318	7,648	2,534	3,823	—	207,801
Intercompany revenue	9	1,763	688	1,133	186	492	95	916	258	167	8,906	731	(15,335)	—
Total of revenue	9	30,803	33,938	15,324	30,771	41,850	10,770	30,295	5,576	7,815	11,440	4,554	(15,335)	207,801
Operating income	(2,391)	(1,416)	3,142	2,083	2,883	5,483	428	2,202	(578)	643	1,147	(430)	—	13,196
Interest income and (expense), net	—	(32)	6	(48)	(20)	(4)	2	—	(12)	—	—	—	—	(108)
Income tax income and (expense), net	(21)	(14)	(746)	(466)	(539)	(1,677)	(22)	141	—	(189)	130	(13)	—	(3,416)
Goodwill (net value)	—	2,037	742	446	—	2,042	11,418	5,032	1,120	1,811	2,864	735	—	28,247
Fixed assets (net value)	2,110	505	645	746	2,830	864	9,020	2,488	63	376	1,329	300	—	21,276
Average workforce	—	239	233	103	102	171	93	128	35	62	495	37	—	1,698
(1) Values for the Netherlands (abbreviated as NL in the table) are for a period of 6 months only, from Valtech BV’s entry in the consolidation perimeter of Valtech through December 31, 2016.
Note 4—Other income and expenses
(in thousands of euros)	2015	2016
Capital gains or (losses) on disposal	(48)	271
Restructuring costs	(921)	(1,360)
Other non-recurring income / (loss) on NEON acquisition	555	(572)
Others	(79)	87
Total of other operating expenses by nature	(493)	(1,574)
Capital gains of  €271 thousand relate to the sale of the Toulouse business in France (detailed in Note 2.2.4 to our consolidated financial statements).
The non-recurring loss on acquisition of  €572 thousand relates to the modification of the payment terms of the company Neon (Valtech Digital Australia), acquired in 2014 (detailed in Note 2.2.5. to our consolidated financial statements). The non-recurring income on acquisition of €555 thousand 2015 results from a modification of the payment terms of the company Neon (Valtech Digital Australia), acquired in 2014.The restructuring costs mainly relate to:
—
Expenses and provisions for the reorganization of our French companies, for €835 thousand.

Valtech SE

—
Provisions corresponding to the cost for unused office space leased in anticipation of future growth that have been recognized in 2016, that amount to €189 thousand relating to the US subsidiary and to €266 thousand relating to the UK subsidiary.

Note 5—Financial income and expenses
(in thousands of euros)	2015	2016
Interest expense on borrowings	(168)	(804)
Financial income	25	51
Net cost of debt	(143)	(753)
Change in provisions for non-current assets	—	132
Other financial income (expenses)	22	(100)
Exchange differences	196	(174)
Other financial income and expenses	218	(142)
Financial result	75	(895)
Note 6—Income taxes
6.1. Analysis of the tax expense
The tax expense for the period can be analysed as follows:
(in thousands of euros)	2015	2016
Current income tax	(3,249)	(3,499)
Change in deferred taxes	114	83
Total	(3,135)	(3,416)
6.2. Tax Reconciliation
The differences between the total tax charge shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows (18.0% in 2016—UK tax rate, and 29.2% in 2015—Luxembourg tax rate) to the income before tax for the period.
(in thousands of euros)	2015	2016
Net income for the period	5,418	4,182
Tax expense	3,135	3,416
Earnings before tax	8,553	7,598
Theoretical tax income (expense)	(2,499)	(1,368)
Impairment of goodwill	—	—
Other permanent differences	(515)	1,043
Use of tax loss carryforwards	865	462
Change in estimate on the recoverability of the tax receivable	977	227
Deferred tax assets on tax loss carryforwards not recognized during the period	(1,951)	(2,836)
Other taxes	(242)	(105)
Effect of differences in tax rates between jurisdictions	230	(839)
Actual tax income (expense)	(3,135)	(3,416)
Effective tax rate	36.7%	45.0%

Valtech SE

The improved operating performance and expected taxable profit forecasts of Valtech Solutions in the US has resulted in the recognition of an additional €227 thousand of deferred tax assets, for the year ended December 31, 2016.
The net deferred tax balance at December 31, 2016 amounts to €546 thousand and to €2,441 thousand at December 31, 2015:
•
Tax loss carry forwards activated for €3,132 thousand (€2,802 thousand in 2015) for the United States (with a positive currency impact of  €103 thousand in 2016).

•
Deferred tax asset concerning temporary differences of  €427 thousand in 2016 for India and UK, and €533 thousand for India and Canada in 2015.

•
Deferred tax liabilities of  €3,013 thousand in 2016 for the recognition of intangible assets in the context of the purchase price allocation of eFocus, and for temporary differences in Sweden (€894 thousand in 2015).

6.3. Deferred taxes
The breakdown by nature of deferred taxes on December 31, 2016 is as follows:
(in thousands of euros)	Intangible assets	Tax loss carryforwards	Others	Total
Net values on December 31, 2014	—	2,044	(193)	1,851
Items recognized in profit/loss	—	815	(701)	114
Impact of exchange rate changes	—	223	—	223
Items recognized in shareholders’ equity	—	—	—	—
Change of scope	—	253	—	253
Net values on December 31, 2015	—	3,335	(894)	2,441
Items recognized in profit/loss	106	66	(89)	83
Impact of exchange rate changes	—	103	37	140
Items recognized in shareholders’ equity	—	—	—	—
Change of scope	(2,118)	—	—	(2,118)
Net values on December 31, 2016	(2,012)	3,504	(946)	546
Analysis of the deferred taxes by nature is as follows:
	31/12/2015			31/12/2016
	DTA	DTL	2015	DTA	DTL	2016
Tax loss carryforwards	2,964	—	2,964	3,132		3,132
Intangible assets	—	—	—		(2,012)	(2,012)
Other elements	371	(894)	(523)	427	(1,001)	(574)
Recognized taxes	3,335	(894)	2,441	3,559	(3,013)	546

Valtech SE

DTA—Deferred tax assets, DTL—Deferred tax liabilities
Unrecognized deferred tax assets related to tax loss carry forwards amounts to €19,308 thousand and €15,977 thousand as at December 31, 2016 and 2015, respectively, and breaks down as follows:
(in thousands of euros)	31/12/2015	31/12/2016
Valtech SE	8,981	12,233
Valtech Training (France)	1,264	1,337
Valtech Solution, Inc	5,732	5,738
Total	15,977	19,308
Note 7—Goodwill
7.1. Breakdown of the goodwill balance
Change in the goodwill balance over the periods presented is as follows:
(in thousand euros)	ADEA USA	ADEA (*)	Synaris GE	Majoris India	Valtech A/S Denmark	ACDSI France	Kiara Sweden	Neon AU	Wi.il.am Canada	Graion AR	Efocus NL	Total
Net value on December 31, 2014	6,179	—	2,042	2,640	445	2,037	723	1,102	—	—	—	15,168
Increase on subsidiary acquisition	—	—	—	—	—	—	—	—	1,904	—	—	1,904
Sale of a subsidiary	(1,928)	1,928	—	—	—	—	—	—	—	—	—	—
Foreign exchange fluctuations	622	53	—	207	(1)	—	16	(5)	(205)	—	—	687
Other	—	—	—	—	—	—	—	—	—	—	—	—
Net value on December 31, 2015	4,873	1,981	2,042	2,847	444	2,037	739	1,097	1,699	—	—	17,759
Increase on subsidiary acquisition	—	—	—	—	—	—	31	—	—	735	11,418	12,184
Sale of a subsidiary	—	(1,949)	—	—	—	—	—	—	—	—	—	(1,949)
Foreign exchange fluctuations	159	(32)	—	17	2	—	(28)	23	112	—	—	253
Other	—	—	—	—	—	—	—	—	—	—	—	—
Net value on December 31, 2016	5,032	—	2,042	2,864	446	2,037	742	1,120	1,811	735	11,418	28,247
(*)
Available for sale

Key to country codes: GE: Germany ; AU: Australia ; AR: Argentina; NL: Netherlands
Disposal of the US assets in 2015 resulted in the derecognition of the related goodwill for €1,981 thousand (detailed in Note 2.1.4. to our consolidated financial statements).
Acquisitions of Graion and eFocus (detailed in Notes 2.2.2 and 2.2.3 respectively) resulted in an increase in the goodwill balance of  €12,153 thousand as of and for the year ended December 31, 2016.

Valtech SE

7.2. Business combinations
eFocus
eFocus was acquired on July 1, 2016. The determination of the fair value of assets acquired and liabilities assumed has been finalized. The table below sets out the consideration transferred, the fair values of the assets identified at the acquisition date, and the goodwill generated.
The fair value of net assets acquired amount to 8,838 thousand euros, out of which 8,476 relate to intangible assets identified when performing the purchase price allocation analysis. The useful lives of customer relationships and of the technology have been determined to be 10 years and 3 years respectively. These assets are amortized from the date of acquisition over 10 and 3 years respectively.
Total consideration for this acquisition is €20.3 million. As a result, the goodwill arising out of this acquisition is €11.4 million.
(in thousand euros)	E-Focus
Cash consideration paid as of December 31, 2016	9,375
Price adjustments and deferred payments	10,881
Total consideration	20,256
Intangible assets
Customer relationships	7,857
Technology	616
Inventory	48
Accounts receivable	3,121
Other assets	1,444
Cash and cash equivalents	602
Trade and other payables	(746)
Tax and social security debts	(1,051)
Provisions	(80)
Deferred taxes liabilities	(2,118)
Other liabilities	(855)
Fair value of net assets	8,838
Goodwill (Note 8.1.)	11,418
Graion
The assets of Graion were acquired on June 1, 2016. The determination of the fair value of assets acquired and liabilities assumed has been finalized. Neither assets nor liabilities have been identified. The total consideration for the assets of Graion is €0.7 million and the resulting goodwill is €0.7 million.
7.3. Impairment tests
In accordance with IAS 36—Impairment of Assets (“IAS 36”), goodwill and other non-financial assets of the cash generating units (CGUs) have been subject to impairment tests on each reporting date.

Valtech SE

The CGUs are determined in accordance with operational reporting and their recoverable amounts are determined based on a calculation of value in use. The values in use are calculated by discounting, at the rates mentioned below, the pre-tax operating cash-flow forecasts (operating income + amortization +/- change in non-current provisions—operating investments +/- changes in working capital requirements on the business).
Cash-flow projections are made, generally for a period of 5 years from the management forecasts. A terminal value is then determined on the basis of the capitalization to perpetuity of the cash-flow projections of the past year.
Impairment test
Impairment tests were carried out using the following assumptions:
	Model parameters applied to the cash flow projections
	Net book value of the goodwill	Growth rate		Discount rate		Recognized impairment loss
	31/12/2016	n to n+5	terminal	31/12/2015	31/12/2016	2015	2016
Adea (US)	5,032	2.7%	1.0%	10.0%	8.7%	—	—
Germany	2,042	7.6%	1.0%	7.5%	6.4%	—	—
India	2,864	0.6%	1.0%	17.7%	14.8%	—	—
Denmark	446	3.8%	1.0%	7.7%	6.6%	—	—
France	2,037	1.0%	1.0%	9.3%	9.1%	—	—
Sweden	742	2.8%	1.0%	7.5%	6.6%	—	—
Australia	1,120	9.4%	1.0%	11.9%	10.4%	—	—
Canada	1,811	13.5%	1.0%	10.6%	9.8%	—	—
Argentina	734	41.0%	1.0%	N/A	24.0%
Netherlands	17,950	6.8%	1.0%	N/A	8.6%
Total or average	34,778	8.9%	1.0%	10.3%	10.5%	—	—
Sensitivity of the value in use of CGUs to change in discount rates and perpetual growth rate
		Perpetual growth rate		Discount rate
	Rate fluctuation	+1%	-1%	+1%	-1%
Adea (US)		634	<824>	<1,211>	967
Germany		12,589	<18,300>	<22,811>	15,670
India		234	<271>	<424>	367
Denmark		4,022	<5,782>	<7,489>	5,205
France		1,579	<2,026>	<2,666>	2,078
Sweden		8,017	<11,537>	<14,035>	9,746
Australia		508	<629>	<796>	638
Canada		1,263	<1,588>	<2,113>	1,674
Argentina		49	<53>	<115>	105
Netherlands		3,600	<4,697>	<6,693>	5,121

Valtech SE

Note 8—Intangible assets
(in thousands of euros)	Technology	Customer relationship	Software purchased	Capitalized development costs	Total
On December 31, 2015
Gross values	—	—	3,499	1,263	4,762
Amortizations	—	—	(2,217)	(330)	(2,547)
Net values on December 31, 2015	—	—	1,282	933	2,215
Increase	—	—	1,521	1,474	2,995
Disposals	—	—	—	(899)	(899)
Acquisitions	616	7,857	—		8,473
Translation difference	—	—	(35)	20	(15)
Amortization	(31)	(393)	(918)	(316)	(1,658)
Other changes	—	—	—	—	—
On December 31, 2016
Gross values	616	7,857	4,985	1,858	15,316
Amortization	(31)	(393)	(3,135)	(646)	(4,205)
Net values on December 31, 2016	585	7,464	1,850	1,212	11,111
The increase in intangible assets corresponds to the Group’s investment in its new management system and the creation of new services for customers.
The fair value of net assets acquired in technology and customer relationship relate to intangible assets identified when performing the purchase price allocation analysis (Note 7.2. Business combination).
The useful lives of customer relationships and of the technology have been determined to be 10 years and 3 years respectively. These assets are amortized from the date of acquisition over 10 and 3 years respectively.
Note 9—Tangible assets
Changes in tangible assets are presented as follows:
(in thousands of euros)	Fixtures	Office furniture	Computer hardware	Others	Finance leases	Total
On December 31, 2015
Gross values	3,731	2,279	7,603	726	279	14,618
Amortization	(2,254)	(1,457)	(5,782)	(542)	(279)	(10,314)
Net values on December 31, 2015	1,477	822	1,821	184	—	4,304
Increases	2,819	719	1,344	68	—	4,950
Disposals	(362)	(87)	(21)	—	—	(470)
Acquisitions	—	465	524	21	—	1,010
Translation difference	(50)	(8)	(13)	4	—	(67)
Amortization	(500)	(414)	(1,347)	(55)	—	(2,316)
Other changes						—
On December 31, 2016
Gross values	5,060	3,680	9,335	846	279	19,200
Amortization	(1,676)	(2,183)	(7,027)	(624)	(279)	(11,789)
Net values on December 31, 2016	3,384	1,497	2,308	222	—	7,411

Valtech SE

Note 10—Other non-current assets
Changes in financial assets are presented as follows:
(in thousands of euros)	Non-current financial assets	Deposit	Total
On December 31, 2015
Gross values	373	2,514	2,887
Amortization	—	—	—
Net values on December 31, 2015	373	2,514	2,887
Increases and reclassification	73	791	864
Disposals or repayments	(10)	(971)	(981)
Acquisitions	—	—	—
Translation difference	1	(13)	(12)
Amortizations	—	—	—
Exceptional amortizations	—	—	—
Other changes	43	(47)	(4)
On December 31, 2016
Gross values	480	2,274	2,754
Amortizations	—	—	—
Net values on December 31, 2016	480	2,274	2,754
Deposits correspond to the deposits and guarantees paid in connection with the real estate rentals of the Group’s companies.
The non-current assets are referring to a long term loan within a French specific tax scheme.
Note 11—Receivables and other financial assets
11.1. Accounts receivable and related accounts
Changes during the fiscal year of the accounts receivable and related accounts on December 31, 2016 are presented as follows:
(in thousands of euros)
Net value on December 31, 2015	55,532
—Gross value	57,136
—Loss allowance	(1,604)
Change in gross value	(423)
Allowance recognized (revised)	1,141
Acquisitions	3,121
Translation difference	(1,421)
Net value on December 31, 2016	57,950
—Gross value	58,413
—Provision for depreciation	(463)

Valtech SE

Maturity of the accounts receivables is as follows:
Aging report of receivables without provisions (in thousand euros)	31/12/2015	31/12/2016
Not due or due since less than 30 days	43,990	41,018
Due for more than 30 days and less than 60 days	5,447	5,073
Due for more than 60 days and less than 90 days	2,351	3,806
Due for more than 90 days	3,744	8,053
Total	55,532	57,950
The changes during the year for doubtful accounts associated with accounts receivable on December 31, 2016 and 2015 are as follows:
Movement of doubtful accounts (in thousand euros)	31/12/2015	31/12/2016
On January 1	(1,214)	(1,604)
Loss allowance	(223)	(309)
Non-recoverable claims	—	1,008
Reversal of loss allowance	2	407
Translation adjustment	(169)	35
On December 31	(1,604)	(463)
The detail by due date of provisions for depreciation is as follows:
Aging report of receivables with provisions (in thousand euros)	31/12/2015	31/12/2016
Not due or due since less than 30 days	—	—
Due for more than 30 days and less than 60 days	(19)	(8)
Due for more than 60 days and less than 90 days	(47)	(54)
Due for more than 90 days	(1,538)	(401)
Total	(1,604)	(463)
11.2. Other current assets
(in thousand euros)	31/12/2015	31/12/2016
Tax and social security receivables	4,199	4,937
Other receivables	3,086	3,065
Deferred expenses	2,065	2,836
Total	9,350	10,838

Valtech SE

Note 12—Capital
12.1. Capital
On December 31, 2016, the capital of Valtech S.E., in the amount of  €3,333,233 is composed of 26,591,970 ordinary shares without par value. It is fully paid. Changes over the period are as follows:
Number of shares	31/12/2015	31/12/2016
On January 1	27,503,262	27,503,262
Increase in capital	—	—
Reduction in capital	—	(929,721)
Exercise of option	—	18,429
On December 31	27,503,262	26,591,970
The company’s shares were listed on the Euronext regulated market of the Paris Stock Exchange under ISIN code FR0011505163 until March 8, 2017, when the company was unlisted.
12.2. Treasury shares—liquidity contract
On June 13, 2013, Valtech entrusted to a financial institution the task of implementing a liquidity contract on its ordinary listed shares. The company made an additional contribution of  €650 thousand to the liquidity contract. As such, as of December 31, 2015, the following assets appeared on the liquidity account:
—
Number of shares: 59,081 securities

—
Cash balance in the liquidity account: €315 thousand, recognized under other current liabilities.

Securities held under the liquidity contract are deprived of voting rights. The value of treasury shares held is €685 thousand.
All treasury shares have been cancelled pursuant to a decision of the Board on February 5, 2016. There were no treasury shares outstanding as of December 31, 2016.
12.3. Treasury shares—share repurchase program
During the year ended December 31, 2015, the Company purchased its own shares in accordance with the following authorizations:
1. The General meeting of April 25, 2014 approved the implementation of a share repurchase program of a maximum duration of 18 months, with the number of shares purchased during the program period not to exceed 10% of the shares comprising the company’s capital at any time whatsoever, this percentage applying to capital adjusted according to transactions affecting it after the general meeting. The maximum purchase price of shares under the program is €10. The total amount allocated to the share buyback program may not exceed €21,220,000.
2. The General Meeting of June 2015 approved the implementation of two share repurchase programs of a maximum duration of 18 months: one under French law, the other under Luxembourg law, after transferring the registered office to Luxembourg. For both programs, the features are identical: the number of shares purchased during the duration of the program shall

Valtech SE

not exceed 10% of the Company’s share capital at any time whatsoever, this percentage applying to capital adjusted according to transactions affecting it after the general meeting. The maximum purchase price of shares under the program is €18. The total amount allocated to the share repurchase program may not exceed €49.5 million.
The objectives of this program in force on December 31, 2015 as authorized by the Combined General Meeting of June 30, 2015 and subject to Luxembourg law, are:
—
The implementation of any Company stock option plan under the provisions of articles 49-2 and seq. of the law of 1915; or

—
The allotment or transfer (with or without discount) of shares to the employees and corporate officers of the Company and companies linked to it, under the statutory profit-sharing scheme or the implementation of an employee savings plan under the conditions stipulated by law; or

—
The free allocation of shares under the provisions of Articles 49-2 and seq. of the law of 1915; or

—
The delivery of shares upon the exercise of rights attached to securities giving access to capital by redemption, conversion, exchange, presentation of a warrant or in any other manner; or

—
The cancellation of all or part of the securities thus purchased; or

—
The delivery of shares (in exchange, as payment or otherwise) in connection with transactions of external growth, merger, demerger or contribution; or

—
The market making operations under a liquidity agreement with an investment service provider that complies with the code of ethics recognized by the French Financial Markets Authority.

On December 31, 2015, the number of shares held by the company under a share buyback program was 870,640 for a total purchase price of  €6,307 thousand. Securities held under this program are deprived of voting rights.
All treasury shares have been cancelled pursuant to a decision of the Board on February 5, 2016. There were no treasury shares outstanding as of December 31, 2016.
12.4. Basic and diluted earnings per share
The reconciliation between the basic and diluted earnings per share is as follows:
	Net income	Mean number of shares	Earnings per share
2015
Basic earnings per share	6,937	26,940,179	0.26
Dilutive impact of stock options		2,256,578	0.00
Earnings per diluted share	6,937	29,196,757	0.24
2016
Basic earnings per share	8,884	26,575,077	0.33
Dilutive impact of stock options		2,867,873	0.03
Earnings per diluted share	8,884	29,442,950	0.30

Valtech SE

12.5. Dividends
The Group has not distributed dividends to its shareholders during fiscal years 2016 and 2015.
Note 13—Provisions
13.1. Change to the provisions
(in thousands of euros)	Litigations	Rent for unused premises	Retirement obligations	Others	Total
On December 31, 2014
—Current	678	341	309	718	2,046
—Non-current	—	485	508	—	993
Net values on December 31, 2014	678	826	817	718	3,039
Increase	1,352	—	155	613	2,120
Recovery	—	—	(42)	—	(42)
Recovery (use)	(485)	(713)	—	—	(1,198)
Change in scope	—	—	—	—	—
Translation difference	25	42	20	5	92
Other changes	—	—	—	—	—
On December 31, 2015
—Current	1,570	58	422	1,332	3,382
—Non-current	—	97	528	4	629
Net values on December 31, 2015	1,570	155	950	1,336	4,011
Increase	2,396	523	204	113	3,236
Recovery				(258)	(258)
Recovery (use)	(3,038)	(553)	(94)	(385)	(4,070)
Change in scope					—
Translation difference	113	(2)	2	(4)	109
Other changes					—
On December 31, 2016
—Current	552	123	53	728	1,456
—Non-current	489		1,009	74	1,572
Net values on December 31, 2016	1,041	123	1,062	802	3,028
13.2. Provisions for litigation
In the normal course of business, the Group’s companies may be involved in a number of legal, arbitrative or administrative proceedings. Expenses that may result from these procedures are not recognized until they are probable and the amount can be quantified or estimated within a reasonable range.
The amount of provisions is based on the risk assessment on a case by case basis and depends largely on factors other than the progress of the proceedings, provided that the occurrence of events during the procedure, however, may lead to a reassessment of the risk.

Valtech SE

Tax audit in France
A tax audit took place in France which covered fiscal years 2010 and 2011 and the research tax credit recognized or paid during these two years. A re-assessment from the tax authorities was proposed in December 2013 on the research tax credit that had been recognized as income in 2010 for €2,228 thousand and collected in cash. Discussions with the tax authorities have led the latter to restrict the scope of its rectification proposal to a part of the research tax credit corresponding to an amount of  €1,033 thousand in 2010. In addition, the control of other charges resulted in a notification to the Company in July 2014. After discussions with the tax authorities, the latter sent, during the first half of 2014, a notice to pay €1,273 thousand in relation to the 2010 research tax credit and other charges. The Company paid such amount in 2014; however it intends to dispute.
Commercial litigation in the US
Discussions with an American client have taken place since 2010 on the final acceptance of services provided since 2007. The dispute has been settled in the second half of 2016 and the consequences of the settlement have been presented in “Income (loss) from discontinued operations” (detailed in Note 2.2.7. to our consolidated financial statements).
Costs regarding labor litigation with former employees has also been provided by other appropriate entities.
To the Company’s knowledge, there is no other litigation, arbitration or exceptional event likely to have, or that has had in the recent past, a significant impact on the financial position, results of operations or cash flows of the Group. Neither the company Valtech SE nor any of its subsidiaries are a party to proceedings or any arbitration where management believes that the result could reasonably have an adverse effect on its financial position, results of operations or cash flows.
13.3. Provisions for empty premises
The French subsidiary Valtech Training concluded in July 2013 and in October 2014, two sub-lease agreements for the premises of its head office which it no longer intends to use. Income from the sublease rents is lower than the rental expenses of the subsidiary. As a result, under IAS 37, the loss on this onerous contract is recognized as a provision based on the aggregate amount until the end of the commitment of the subsidiary under the lease term for €114 thousand as of December 31, 2015. Furthermore, an agreement was reached with the main lessor and subtenants to terminate these real estate leases in 2016. As of December 31, 2016, there is no remaining provision for this lease agreement.
The US subsidiary Valtech Solutions has recorded a provision of  €419 thousand in 2014 for the same reason, using the same measurement method. This provision was increased by €89 thousand in 2015 to reflect the extension of the lease term to take into account the use of the new premises. As of December 31, 2016, there is no remaining provision for this lease agreement.
The US subsidiary Valtech Solutions also has recorded a provision of  €189 thousand for the year ended December 31, 2016, corresponding to the cost for unused office space leased in anticipation of future growth. During 2016, €132 thousand has been used, and the remaining provision as of December 31, 2016 amounts to €57 thousand.

Valtech SE

The United Kingdom subsidiary Valtech Ltd started a new office lease in July 2016. The new office has excess space planned to be sub-leased. A sub-lease agreement starting March 1, 2017 has now been signed, and the provision for excess space amounts to €66 thousand as per December 31, 2016.
These provisions cover the entire rent until the end of the lease, minus potential sub-leases if they are deemed sufficiently probable, considering the local real estate market.
13.4. Provisions for social protection, retirement obligations and other post-employment benefits.
According to the laws and customs of each country, the Group offers, to its employees, pension plans and healthcare benefits. The plans depend on the local legislation of the country, the business and the historical practices of the subsidiary. Beyond the basic plans, the plans are of either defined contribution or defined benefit and, in the latter case, wholly or partly covered by dedicated investments (stocks, bonds, insurance contracts or other forms of dedicated investments).
— Defined contribution pension plans
The benefits depend solely on the accumulated contributions and investment returns of the latter. The Group’s commitment is limited to contributions that are recognized as operating expenses when incurred and paid.
— Defined benefit pension plans
The valuation of the Group’s commitment under these plans is calculated annually. These calculations include assumptions of mortality, turnover, projection of future salary and pension increases paid.
The post-employment liabilities are determined in accordance with the accounting principles disclosed in note 1.17 to our consolidated financial statements. For pension and other post-employment benefits, actuarial gains and losses are recognized in the statement of other comprehensive income.
In order to achieve actuarial valuations, the basic assumptions for calculations are determined by country; specific assumptions (rates of staff turnover, salary increases) are set for each company.
Liabilities related to defined benefits plans recognized in the Consolidated Financial Statements are broken down as follows:
(in thousands of euros)	France	India	Total
31 December, 2014	508	309	817
Cost of services rendered	20	93	113
Other changes	—	—	—
Translation difference	—	20	20
31 December, 2015	528	422	950
Cost of services rendered	77	32	109
Other changes	—	—	—
Translation difference	—	3	3
31 December, 2016	605	457	1,062

Valtech SE

The social benefits granted in India correspond to defined benefit plans, those made in France correspond to defined contribution plans.
The social benefits granted in India refers to a social local commitment called “Gratuity plan” i.e. defined benefits that are regularly paid to the employees when leaving the Group. As there is a lot of movements, the local plan is not funded and does not have an underlying asset.
On December 31, 2016, the discount rates refer to the 10 year Iboox 10 rate.
Key assumptions used	31/12/2015	31/12/2016
Discount rate	2.00%	1.05%
Increase in salaries	2.00%	2.00%
Date of retirement	65	65
Note 14—Financial liabilities
14.1. Non-current portion of financial liabilities
The non-current portion of financial liabilities totalling €42,506 thousand on the statement of financial position corresponds mainly to bonds issued in July 2016, which mature in full in July 2022 (detailed in note 2.2.6. to our consolidated financial statement). In 2015 the non-current debt of  €115 thousand corresponds mainly to a security deposit received.
14.2. Current portion of financial liabilities
Current portion of financial liabilities is presented as follows:
(in thousands of euros)	31/12/2015	31/12/2016
Tax and social security liabilities	14,393	14,014
Customer advances	4,856	5,389
Deferred income	6,045	4,634
Liabilities related to acquisitions	159	10,691
Others	2,999	3,190
Financial liabilities—current portion	28,452	37,918
The increase in liabilities related to acquisitions correspond to cash due by Valtech to the sellers of companies acquired in 2016.
14.3. Accounts payable and related accounts
The aging analysis of accounts payable is presented as follows:
Aging analysis of accounts payable (in thousand of euros)	31/12/2015	31/12/2016
Not due or due since less than 30 days	15,230	16,910
Due for more than 30 days and less than 60 days	3,055	816
Due for more than 60 days and less than 90 days	184	301
Due for more than 90 days	1,860	1,649
Total	20,329	19,676

Valtech SE

The changes in accounts payable over the year are as follows:
Change in accounts payable in thousand of euros	31/12/2015	31/12/2016
On January 1	16,015	20,329
Change	3,474	1,011
Translation difference	574	(584)
Change in scope	266	(1,080)
On December 31	20,329	19,676
Note 15—Cash and cash equivalents
The Group concluded in 2012 a contract for assignment of receivables for a maximum amount of €4,000 thousand. This contract transfers to the financial institution all risks of collection.
(in thousands of euros)	31/12/2015	31/12/2016
Cash and cash equivalents	17,577	48,577
Bank overdrafts	—	—
Assignment of receivables	—	—
Total	17,577	48,577
Note 16—Financial debt and financial instruments
16.1. Analysis of the financial liabilities by nature
(in thousands of euros)	31/12/2015	31/12/2016
Borrowings	—	42,500
Deposits and securities received	115	6
Financial liabilities—non-current portion	115	42,506
Borrowings	—	777
Finance leases	—	—
Bank overdrafts	—	—
Financial liabilities—current portion	—	777
Total financial liabilities	115	43,283
For more information, see details in Note 2.2.6. to our consolidated financial statements.
16.2. Analysis of financial liabilities by maturity
(in thousands of euros)	31/12/2015	31/12/2016
Maturity less than 1 year	115	783
Maturity between 1 and 5 years	—	—
Maturity greater than 5 years	—	42,500
Total financial debt	115	43,283
Maturity over a year corresponds to the bonds issued in July 2016, which is denominated in euros.
16.3. Analysis of the debt by rate
The bonds issued in July 2016 bear interest at a fixed rate of 4.25% per year. No hedging of interest rate has been implemented.

Valtech SE

16.4. Finance contracts
Most of the financing agreements by the Group contain clauses in case of default or significant deterioration of Valtech SE and its subsidiaries. Under these clauses, the significant deterioration in the Group’s financial position may lead to the collection of a significant portion or even all of its credit lines.
According to the term of the issue of bonds, so long as the bonds are outstanding, the following conditions regarding financial covenants applies:
•
Leverage ratio (ratio of Consolidated Net Indebtedness to Consolidated EBITDA), shall be lower than or equal to 2.25 and from December 31, 2019, lower than or equal to 2.00

•
Gearing ratio (the ratio of Consolidated Net Indebtedness to Equity), shall be lower than 1.2

If these conditions are not met, the notes become due and payable at their principal amount, together with any accrued interest.
As of December 31, 2016, the Leverage Ratio was 0.29 and the Gearing Ratio was 0.68.
Note 17—Management of financial risks and financial instruments
The Group’s financial liabilities comprise mainly borrowings, liabilities associated with finance leases and trade payables.
The main objective of these borrowings is to fund the operational activities of the Group. The Group has various other financial assets such as receivables, cash and cash equivalents as well as short term deposits that are directly generated by its activities.
The Group has no derivatives or any interest rate swaps.
17.1. Management of foreign currency risk
The total amount of assets denominated in euros, which is the functional currency of the Company and other currencies of the Group (USD, GBP, SEK, DKK, INR, AUD, CAD and ARS) is summarized in the table below. These amounts are not subject to any hedging policy.
In 2016, the change in foreign currency translation adjustments recorded in consolidated equity on the net assets exposed to currency risk is a loss of  €897 thousand. In 2015 the amount was €1,247 thousand.
Division by currency, in thousands of euros	EUR	USD	INR	SEK	DKK	GBP	AUD	CAD	Others	Total
on 31/12/2015
Assets	39,906	26,866	6,070	9,951	8,328	13,983	1,799	5,270	786	112,959
Liabilities excl. equity	21,083	9,505	3,225	6,267	4,209	7,222	744	1,294	152	53,701
Net exposure (in euros)	18,823	17,361	2,845	3,684	4,119	6,761	1,055	3,976	634	59,258
Hedging	—	—	—	—	—	—	—	—	—	—
Net position after hedging (in euros)	18,823	17,361	2,845	3,684	4,119	6,761	1,055	3,976	634	59,258
on 31/12/2016
Assets	98,332	20,374	6,818	10,561	7,289	12,599	2,488	6,446	3,508	168,415
Liabilities excl. equity	80,258	2,618	3,022	5,666	3,692	4,897	1,419	1,760	892	104,224
Net exposure (in euros)	18,074	17,756	3,796	4,895	3,597	7,702	1,069	4,686	2,616	64,191
Hedging	—	—	—	—	—	—	—	—	—	—
Net position after hedging (in euros)	18,074	17,756	3,796	4,895	3,597	7,702	1,069	4,686	2,616	64,191

Valtech SE

The Group is mainly exposed to the fluctuation in the exchange rate of the USD. A 10% appreciation/depreciation of the USD against the EUR would increase net assets converted into euros by approximately €1,776 thousand.
17.2. Management of interest rate risk
On December 31, 2016 and 2015, Valtech is exposed to interest rate risk in two ways:
•
Financing

The current financing of the Valtech group consists of an issue of bonds, amounting to €42.5 million with a fixed annual interest rate of 4.25% and with a maturity of 6 years. Therefore, a change in indices will not have an impact on Valtech’s income before tax.
The group has not put in place any hedging strategy to cover the interest risk.
•
Bank guarantees

All of Valtech’s bank guarantees are indexed on country-specific fixed rates. The Group has given bank guarantees amounting to €323 thousand.
17.3. Liquidity risk
In addition to the available cash of  €48,577 thousand, the Group’s financing as of December 31, 2016 is based mainly on three lines related to assignment of receivables totalling €6.2 million concluded by Valtech SE and the German and Danish subsidiaries. This agreement transfers to the financial institution all the risks associated with collection of the receivables.
17.4. Risk on shares and other financial investments
Valtech does not hold any marketable securities, and the Group is not exposed to the risk of share price fluctuation.
Note 18—Share-based payment and equity-based compensation plans
18.1. Features of the 2013 plan
On October 10, 2012, the Board of Directors of Valtech S, making use of the authorization which was granted by the Combined General Meeting of Shareholders of May 14, 2012, approved the terms of a redeemable equity warrant (REW) plan, whose beneficiaries are corporate officers and members of the Executive Committee and certain executives of the Company or its subsidiaries.
The provisions of the plan, in particular the subscription price of the warrants, were confirmed by the same Board of Directors on November 6, 2012 and May 7, 2013. The issue of warrants, which has been the subject of a transaction note on which the Financial Markets Authority has affixed its approval on May 10, 2013, can be presented as follows:
The warrants issued have an entitlement, on their exercise date for new shares of the Company, at the rate of one Valtech share for one warrant. Because of the vote by the Extraordinary General Assembly of April 26, 2013, on the consolidation operation, the exercise of eight warrants will entitle holders to one new consolidated Valtech share.
—
Maximum number of warrants to be issued: 23,153,666

Valtech SE

—
Subscription price: €0.03

—
Exercise price: €0.27

—
The warrants are non-transferable and not available for:

•
the first 3 years (until July 12, 2016)—all warrants

•
the first 4 years for 50% of warrants

—
Exercise periods:

•
The 4th year (from July 12, 2016 to July 11, 2017) for a minimum 25% and maximum of 50% of warrants

•
The 5th year (from July 12, 2017 to July 12, 2018) for the remaining warrants.

—
Advance redemption at €0.01 at the Company’s warrant to be considered from the beginning of the third year, or from July 12, 2015 until maturity, i.e. July 12, 2018, provided that the market value (average of the opening prices on 10 sessions chosen from 20 which precede the date of dispatch of the early redemption notice) represents 274% of the exercise price before consolidation (or €0.74 before consolidation and €5.92 after consolidation). In the event the Company implements the redemption of the warrants at a price of  €0.01 (before consolidation), the title holders may avoid such redemption by exercising their warrants. The purchased warrants will be cancelled.

—
In case of departure from the Company, as applicable:

(i) if a warrant holder took the initiative to leave for a reason that is not attributable to the Company or,
(ii) if the Company has initiated the departure and it was based on a real and serious reason or just cause, provided that the termination of work contract for inability, dismissal for incapacity and start of retirement are not considered ‘Bad Leaver’ situations, the Company shall reimburse, within three months after departure from the Company (end of notice if notice served) the warrants at a subscription price to which the EURIBOR rate will be applied.
(iii) In case of death, termination of work contract for incapacity, dismissal for incapacity, departure for retirement, the concerned warrant holder or his representative can either retain the warrants until the exercise periods and then exercise them before maturity, or exercise them early within 6 months following the effective departure from the company, or request at any time for reimbursement subject to conditions of  (i).
All 23,153,666 warrants were subscribed; the result is an amount of  €694 thousand in the company’s favour in fiscal year 2013.
—
The underlying share is the Valtech share listed on Euronext Paris market, Eurolist Compartment C (ISIN FR0004155885). These shares have been listed since April 12, 1999. Shares will be created on exercise of the warrants and will be subject to periodic requests for admission to trading. This is about common shares that may be freely transferred by the holder turned shareholder. Three managers will receive 67% of the warrants, the remaining 33% being distributed among the other managers. One of the three managers, Sebastian Lombardo, is beneficiary to the extent of 42% of the warrants.

Valtech SE

—
If all 23,153,666 subscribed should be exercised, this will result in the issuance and admission of 2,894,208 new consolidated shares representing 12% of the Company’s capital (or 13.62% before capital increase).

18.2 Features of the 2014 plan
The Extraordinary General Meeting of October 22, 2014 decided to issue a maximum of 6,499,320 redeemable share subscription warrants in favour of the existing warrant holders who had subscribed under the previous issue which occurred in 2013, stating that:
—
eight warrants will lead to the exercise of a (new consolidated) Valtech share;

—
the issue price of eight warrants will be €0.40;

—
the subscription price of eight warrants will be €3.90;

—
these warrants may be exercised, in part (between 25% and 50% of the subscribed warrants) between July 12, 2016 and July 11, 2017, and partly (the balance) between July 12, 2017 and July 12, 2018;

—
the maturity of these warrants will be for a part (25%) July 12, 2017, and for the balance (75%), July 12, 2018;

—
these securities may be redeemed early at an amount of  €0.20 for eight warrants, from July 12 2015, and until July 12, 2018, provided the share price (opening average on 10 sessions selected from 20 preceding the date of dispatch of the early redemption notice) represents 274% of the exercise price i.e. €10.96; if the Company implements the redemption of the warrants at a price of  €0.20 for eight warrants, the warrant holders can avoid such redemption by exercising their warrants. The warrants so redeemed will be cancelled;

—
the warrants will not be transferable;

—
the warrants, in case of departure of the Holder from the Company, shall be repaid or maintained, in accordance with the application forms of the warrant holders who have subscribed to warrants issued on July 12, 2013.

The number of subscribed warrants is 6,485,155 and leads to an encashment of  €324 thousand for the company. If all 6,485,155 subscribed warrants are exercised, this would lead to the issue and admission of 810,644 new consolidated shares, representing 2.95% of the share capital of the company. The issue proceeds would amount to €3,162 thousand.
18.3 Features of the 2015 plans
The Board of Directors of April 21, 2015 made use of the authorization granted by the General Meeting of October 22, 2014 and delegated to its Chairman the task of defining the features of the warrants offered for subscription to key personnel of the company:
—
Number of REWs subscribed and issued: 492,625

—
one warrant will lead to the exercise of a (new consolidated) Valtech share;

—
the issue price of one REW will be €0.80;

—
the subscription price of one REW will be €0.32 (except for 70,000 REWs, subscription at €7.55)

Valtech SE

—
these warrants may be exercised, in part (between 25% and 50% of the subscribed warrants) between June 1, 2018 and May 31, 2019, and partly (the balance) between June 1, 2019 and May 31, 2020;

—
the maturity of these warrants will be for a part (25%) May 31, 2019, and for the balance (75%), May 31, 2020;

—
these securities may be redeemed early at an amount of  €0.50 for one warrant, from June 1, 2017, and until maturity, provided the share price (opening average on 10 sessions selected from 20 preceding the date of dispatch of the early redemption notice) represents 274% of the exercise price i.e. €20.06; if the Company implements the redemption of the warrants at a price of  €0.50 for one warrant, the warrant holders can avoid such redemption by exercising their warrants. The warrants so redeemed will be cancelled;

—
the warrants will not be transferable;

—
the warrants, in case of departure of the Holder from the Company, shall be repaid or maintained, in accordance with the application forms of the warrant holders. The warrants thus reimbursed will be cancelled.

492,625 warrants were subscribed and the result is a collection of  €394 thousand by the company. If all subscribed warrants are exercised, it would result in the issuance and admission of 492,625 shares, representing 1.79% of the company’s share capital. The proceeds of the issue would amount to €3,622 thousand.
18.4 Summary of the main features of the equity warrant plans
The main features of the warrants plan existing as of December 31, 2016 are described in the table below:
	2013 plan	2014 plan	2015 plan	2016 plan
Grant date	2013-06-12	2014-12-05	2015-04-21	2015-07-03
Contractual term of the plan	4 to 5 years	3 to 4 years	3 to 4 years	3 to 4 years
Number of warrants issued	23,153,666	6,485,155	422,625	70,000
Number of warrants required to purchase one share	8	8	1	1
Exercise period	From July 12, 2016 to July 12, 2018	From July 12, 2016 to July 12, 2018	From June 1, 2018 to May 31, 2020	From June 1, 2018 to May 31, 2020
Number of beneficiaries	58	30	25	2
Subscription price (euros)	0.03	0.05	0.50	0.80
Exercise price (euros)	0.27	0.33	7.32	7.32
Settlement method	Equity	Equity	Equity	Equity

Valtech SE

The movements on the equity warrant plan are the following:
	31/12/2015		31/12/2016
	Number of warrants	Exercise price	Number of warrants	Exercise price
Warrants not exercised at the beginning of the period	28,294,997	0.27	28,577,622	0.27
Warrants attributed over the period	492,625	0.54
Warrants cancelled/maturing over the period	(210,000)	0.27	(20,000)	7.32
Warrants exercised over the period	—	—	(147,425)	0.28
Change in scope	—	—	—	—
Other changes	—	—	—	—
Warrants not exercised at the end of the period	282,625	0.46	(167,425)	1.12
Warrants exercisable at the end of period	28,577,622		28,410,197
18.5 Information on the fair value of warrants allocated
The fair values were determined on the grant dates of the various plans from two evaluation models (Cox, Ross and Rubinstein / Monte Carlo) and are based on data and assumptions that are deemed to be reasonable as of the reporting dates.
The main data and assumptions that were used in making the measurements are as follows:
	Plan of 10 May 2013—4 years	Plan of 17 May 2013—4 years	Plan of 10 May 2013—5 years	Plan of 17 May 2013—5 years
Plan date	2013-05-10	2013-05-17	2013-05-10	2013-05-17
Market value of the underlying on the grant date	0.34	0.35	0.34	0.35
Subscription price (in euros)	0.03	0.03	0.03	0.03
Exercise price (in euros)	0.27	0.27	0.27	0.27
Volalitility expected(1)	56.10%	55.90%	56.10%	55.90%
Contractual life of the warrant	4 years	4 years	5 years	5 years
Risk-free return rate(2)	0.45%	0.38%	0.62%	0.53%
Dividend rate(3)	—	—	—	—
Fair value of warrants(4)	14.84	15.43	15.47	16.03

Valtech SE

	Plan of 5 Dec. 2014—3 years	Plan of 5 Dec. 2014—4 years	Plan of 11 May 2015—4 years	Plan of 3 July 2015—4 years
Plan date	2014-12-05	2014-12-05	2015-05-11	2015-07-03
Market value of the underlying on the grant date(0)	4.70	4.70	7.55	8.35
Subscription price (in euros)	0.05	0.05	0.80	0.80
Exercise price (in euros)	0.33	0.33	7.32	7.55
Volalitility expected(1)	56.10%	55.90%	34.00%	34.00%
Contractual life of the warrant	4 years	4 years	4 years	4 years
Risk-free return rate(2)	0.45%	0.38%	0.20%	0.20%
Dividend rate(3)	—	—	—	—
Fair value of warrants(4)	14.84	15.43	20.06	20.06
(0) Following the share consolidation operation (8 old shares for one new share), the price of the underlying is to be compared to the subscription and exercise price of 8 warrants.
(1) Volatility weighted according to the schedule.
(2) Risk-free return rate (treasury bonds of maturity 2 and 5 years) weighted according to the schedule.
(3) Given the lack of distribution history and current profitability of the company, it is assumed that dividends with a horizon of 5 years will not be distributed.
(4) Fair value of options weighted according to the schedule.
18.6. Maturity of share-based warrants
18.6.1 2013 plan
The redeemable equity warrants (REW) have a variable vesting period between 4 and 5 years, at the initiative of the beneficiaries:
—
The number of warrants of a period of 4 years is at least equal to 25% (5,788,417) and at most 50% of the warrants allocated (11,576,833);

—
The proportion of warrants of a 5 year vesting period is therefore at least 50% and at most 75%.

The 4-year warrants will mature on July 12, 2017 and the 5 year warrants on July 12, 2018.
The warrants are exercisable during the period below:
—
The 4-year warrants are exercisable from July 12, 2016 to July 11, 2017;

—
The 5-year warrants are exercisable from July 12, 2017 to July 12, 2018.

The maturity of the warrants is equal to their life expectancy.
18.6.2 2014 plan
The REWs have a variable vesting period between 3 and 4 years, at the initiative of the beneficiaries:
—
The number of warrants of a period of 3 years is at least equal to 25% (1,621,289) and at most 50% of the warrants allocated (3,242,578);

Valtech SE

—
The proportion of warrants of a 4 year vesting period is therefore at least 50% and at most 75%.

The 3 year warrants will mature on July 12, 2017 and the 4 year warrants on July 12, 2018.
The warrants are exercisable during the last year of their life:
—
The 3 year warrants are exercisable from July 12, 2016 inclusive to July 11, 2017 inclusive;

—
The 4 year warrants are exercisable from July 12, 2017 inclusive to July 12, 2018 inclusive.

The maturity of the warrants is equal to their life expectancy.
18.6.3 2015 plans
The REWs have a variable vesting period between 4 and 5 years, at the initiative of the beneficiaries:
—
The number of warrants of a period of 3 years is at least equal to 25% and at most 50% of the warrants allocated;

—
The proportion of warrants of a 4 year vesting period is therefore at least 50% and at most 75%.

The 3 year warrants will mature on May 31, 2019 and the 4 year warrants on May 31, 2020.
The warrants are exercisable during the last year of their life:
—
The 3 year warrants are exercisable from June 1, 2018 inclusive to May 31, 2019 inclusive;

—
The 4 year warrants are exercisable from June 1, 2019 inclusive to May 31, 2020 inclusive.

The maturity of the warrants is equal to their life expectancy.
18.7. Volatility of the share price
The Group has elected to retain a volatility calculated over a history of 3 years preceding the allocation of the plans (duration corresponding to the expected life of the warrants) and has applied a different volatility, calculated on the grant date, corresponding to each of the maturities envisaged by the schedule of the exercise. The stock of the Group was still listed on Euronext when the warrants were granted. Consequently, the estimation of the share compensation expense associated with the warrants has been based on volatility and share price data on Euronext.
18.8. Expenses accounted for under share-based payments
The total expense recognized in the statement of income with a corresponding entry under shareholders’ equity for share-based payments amounted to €1,040 thousand and €1,129 thousand for the years ended December 31, 2016 and 2015.

Valtech SE

Note 19—Off-balance sheet commitments
19.1. Contractual obligations
Commitments related to operating leases can be presented as follows:
Leases (in thousand euros)	31/12/2015	31/12/2016
Less than a year	5,160	7,164
Between 1 and 5 years	6,849	18,877
Beyond 5 years	838	6,554
Lease agreements	12,847	32,595
The contractual obligations are primarily related to rental commitments.
19.2. Guarantees given
The Valtech Group has agreed to the following guarantees:
Guarantees given (in thousand euros)	31/12/2015	31/12/2016
Guarantees for real estate leases	698	5,818
Guarantee to the buyer of a divested business	—	500
Total commitment	698	6,318
Guarantee given in connection with real estate leases:
The guarantees relate to a bank guarantee granted in France to the lessor of the Paris premises and guarantees to the lessor of premises in London, United Kingdom, and Stockholm, Sweden.
Guarantee to the buyer of a divested business:
In connection with the sale of a divested business, Valtech has pledged a guarantee limited to €500 thousand to the buyer.
19.3. Guarantees received
The Group holds no guarantee issued by third parties for its benefit. Guarantees received from financial institutions in its favour and issued at its request are presented under guarantees given.

Valtech SE

Note 20—Related parties
20.1. Related parties
Transactions (including fees for specific assistance missions of S. Lombardo) concluded with normal market conditions between the group and related parties, are as follows:
Company	Services	Link	31/12/2015	31/12/2016
Revenues
NetWerk Group	Other revenues	Management in eFocus	—	20
Tumble group B.V	Other revenues	Management in eFocus	—	11
Medicor B.V	Consulting	Management in eFocus	—	1
Cure4 B.V	Other revenues	Management in eFocus	—	1
		Total revenues	—	33
Costs
A3 Investissements	Consulting	Sebastian Lombardo	1209	—
Executive Technologies Partner
Twenty Plus Consulting	Consulting	Tomas Nores	828	270
Verlinvest	Interest		—	27
The Three Tress B.V	Office rental	Management in eFocus	—	272
NetWerk Group	Group costs	Management in eFocus	—	1,034
NetWerk Group	Other expenses	Management in eFocus	—	8
Digital Tribes	Other expenses	Management in eFocus	—	65
A van Urk Management B.V	Consulting	Management in eFocus	—	96
Laurens Simonse Group	Other expenses	Management in eFocus	—	82
Brandt Management B.V	Consulting	Management in eFocus	—	98
Arnoud B.V	Consulting	Management in eFocus	—	96
		Total cost	2,037	2,048
20.2. Gross remuneration allocated to the board of directors
For the years ended December 31, 2016 and 2015, the corporate officers of Valtech S.E., the parent company of the Group, are entitled to fees for their participation in activities conducted by the Board of Directors of the Company. This compensation was not paid and the board has not decided on the allocation of fees among its members.

Valtech SE

The CEO of Valtech SE, Sebastian Lombardo, is entitled to director’s fees like the other members of the board of directors for participation in the board. However, as the board has not decided on such fees, no remuneration is indicated in the table of remuneration received by Mr. Lombardo. It should be noted that under specific assistance missions, subject to the provisions of Article L225-38 of the Commercial Code, companies that the CEO owns or controls, fees are paid by the Group to Mr. Lombardo. These fees amounts to €1,209 thousand in 2015 (none in 2016), as disclosed in the table above in Note 20.1.
20.3. Amounts allocated to the governing bodies
The amounts allocated to the 4 executive committee members of the Valtech group in the form of remuneration or fees recorded during the years ended December 31, 2016 and 2015 amounted to €1,276 thousand and €2,913 thousand, respectively.
In 2016, this amount comprises €270 thousand of fees, detailed in the table above in Note 20.1 and €1.006 thousand of remuneration.
Note 21—Events after closing date
21.1. Simplified tender offer
On January 9, 2017, Valtech S.E’s controlling shareholder, SiegCo, which held, in conjunction with the group Verlinvest, 91,40% of the capital, presented a project for a simplified tender offer for Valtech shares, at a price of  €12.50 per share, to Valtech’s Board of Directors, which approved it.
In accordance with the applicable regulations, SiegCo, via Oddo & Cie, filed with the French Financial Markets Authority (Autorité des Marchés Financiers) on January 10, 2017, a simplified tender offer for the existing shares not held by SiegCo or Verlinvest.
When the Offer was actually open on February 2, 2017, Siegco and Verlinvest held together 93.79% of the capital. Therefore, the Offer covered a maximum of  (i) 1,653,104 existing shares, representing 6,3% of the capital and theoretical voting rights of Valtech and (ii) 308,056 shares which might be issued upon exercise of warrants, i.e. a maximum number of 1,961,160 shares.
In compliance with Section 75 of Valtech’s statutes, the Offer allowed the possibility for Siegco to ask for the issuance of a Remainder Sale Notice, pursuant to which the remaining minority shareholders could be requested to sell their shares to Siegco at the price of the Offer, i.e. at €12.50 per share.
After the Offer which was open from February 2 to 15, 2017 and the enforcement of the Compulsory Transfer Clause, Siegco and Verlinvest held 100% of Valtech S.E.’s capital.
The Company has been unlisted on March 8, 2017 from the Euronext Stock Exchange.
21.2 Acquisition of People Interactive
On January 30, 2017, Valtech acquired the German company People Interactive. Founded in 1999, in Cologne, Germany, People Interactive is a digital creative agency, employing 80 employees and generating €10 million in sales.
People Interactive is consolidated in the Valtech accounts as of February 1, 2017. Pursuant to the purchase agreement, Valtech paid the sellers €6.5 million upon closing with a €0.7 million holdback payment and subsequently paid them €3.6 million in shares of Valtech S.E. Subject to

Valtech SE

certain exceptions and the achievement of certain targets, the sellers are also entitled to receive €3.6 million in cash in December 2017. The analysis of assets and liabilities that are now part of Valtech’s consolidation scope is ongoing. The goodwill resulting from this transaction is estimated at €12.7 million. The acquisition has no impact on the Consolidated Financial Statements.
21.3 Acquisition of the company El Chalten
On March 31, 2017, Valtech acquired the British company El Chalten Ltd, a leader in ecommerce platform development with around 100 employees in Ukraine. El Chalten Ltd is consolidated in the Valtech accounts as of April 1, 2017. Pursuant to the purchase agreement, Valtech paid the sellers €0.9 million upon closing with a €0.5 million holdback payment. An additional €1.2 million will be paid in shares of Valtech S.E on or before December 31st 2017. The goodwill resulting from this transaction is estimated at €2.6 million. The acquisition has no impact on the consolidated financial statements.
21.4 Acquisition of the company Nonlinear
On June 1st, 2017, Valtech acquired the company Nonlinear, with offices in three countries, Canada, Brazil and United Kingdom. This digital agency has 80 employees with digital experience around Sitecore solutions and Microsoft. Nonlinear is consolidated in the Valtech accounts as of June 1st, 2017. Pursuant to the purchase agreement, Valtech paid the sellers €4.8 million upon closing with a €0.4 million holdback payment. An additional €3.5 million will be paid in shares of Valtech S.E on or before December 31st, 2019. The goodwill resulting from this transaction is estimated at €5.8 million. The acquisition has no impact on the consolidated financial statements.
21.5 Acquisition of Codehouse A/S
On October 31, 2017, Valtech acquired Codehouse A/S, a digital web development agency, with offices in Denmark. At the time of the acquisition, Codehouse had 24 full-time employees in Denmark. Valtech agreed to pay a purchase price of  €3.2 million, of which €0.8 million has been paid to the sellers at closing, with the remainder to be paid in the form of its ordinary shares and cash, subject to certain conditions. As partial consideration for the acquisition, Valtech also agreed to issue 4,000 warrants at the time of its next warrant grant. The acquisition has no impact on the consolidated financial statements.
21.6 Acquisition of True Clarity Limited
On February 9, 2018, Valtech acquired True Clarity Limited, a digital web services company, with offices in Bristol and London. At the time of the acquisition, True Clarity had 40 full-time employees in in the United Kingdom. Valtech agreed to pay a purchase price of  £16.0 million, of which £8.0 million has been paid to the sellers at closing, with a £1.6 million holdback payment and £6.4 million will subsequently be paid in the form of its ordinary shares, subject to certain conditions. As partial consideration for the acquisition, Valtech also agreed to issue a total of 25,000 warrants to certain key employees within a year of closing. The acquisition has no impact on the consolidated financial statements.

     shares
Ordinary shares

Prospectus

J.P. Morgan
              , 2018
Through and including            , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II: Information not required in the prospectus
Item 6. Indemnification of directors and officers
We are currently reviewing our indemnification and insurance arrangements with our directors and executive officers in light of this offering and applicable requirements. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate.
We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the maximum extent allowed under applicable law. These agreements will indemnify these individuals against certain costs, charges, losses, liabilities, damages and expenses incurred by such director or officer in the execution or discharge of his or her duties. These agreements will not indemnify our directors against any liability attaching to such individuals in connection with any negligence, default, breach of duty or breach of trust in relation to us, which would be rendered void under the Companies Act. The U.K. specific restrictions apply to directors but not officers.
We intend to obtain insurance policies under which, subject to the limitations of the policies, coverage will be provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, executive officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.
Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.
Item 7. Recent sales of unregistered securities
Since January 1, 2015 we have issued the following securities that were not registered under the Securities Act:
•
Issuances to certain of our employees of 6,485,155 warrants on January 27, 2015, 422,625 warrants in the aggregate on June 15, 2015 and July 21, 2015, 70,000 warrants on July 3, 2015 and 120,400 warrants on April 7, 2017, at subscription prices ranging from €0.05 to €1.25 per warrant for an aggregate subscription price of  €852,858, which warrants represent a right to receive ordinary shares upon the payment of an exercise price, as described in “Management—Issuance of warrants”;

•
Issuances of 120,716 of our ordinary shares upon the exercise of warrants on or between December 13, 2016 and September 27, 2017 issued to certain of our employees, at exercise prices of  €2.16 and €3.90 per share for an aggregate exercise consideration of  €295,526;

•
Issuances of 784,264 ordinary shares in April 2017, 14,906 ordinary shares in December 2017. 59,268 ordinary shares in January 2018 and 457,480 ordinary shares in February 2018 as part of the purchase price for certain acquisitions that we have completed; and

•
Issuance of  €42.5 million principal amount of our 4.25% notes due July 2022 to certain institutional investors on July 27, 2016.

•
Issuance of  €33.0 million principal amount of our 4.50% notes due October 2024 to certain institutional investors on October 17, 2017.

We believe that these issuances did not require registration under the Securities Act because these securities were offered and sold outside the United States in reliance upon Regulation S under the Securities Act or, alternatively, in transactions exempt pursuant to Section 4(a)(2) of the Securities Act. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.
Item 8. Exhibits
(a) The following documents are filed as part of this registration statement:
1.1	Form of underwriting agreement.*
3.1	Articles of Association.*
4.1	Form of certificate of ordinary shares of Valtech.*
4.2	Form of registration rights agreement.*
5.1	Opinion of Davis Polk & Wardwell London LLP, U.K. counsel to Valtech, as to the validity of the ordinary shares.*
8.1	Opinion of Davis Polk & Wardwell London LLP, U.K. counsel to Valtech, as to U.K. tax matters.*
8.2	Opinion of Davis Polk & Wardwell LLP, U.S. counsel to Valtech, as to U.S. tax matters.*
10.1	Form of indemnification agreement.*
10.2	Terms and conditions of the €42.5 million principal amount of 4.25% notes due July 2022, dated July 27, 2016.*
10.3	Terms and conditions of the €33 million principal amount of 4.50% notes due October 2024, dated October 17, 2017.*
21.1	List of subsidiaries.*
23.1	Consent of Deloitte & Associés.*
23.3	Consent of Davis Polk & Wardwell London LLP, U.K. counsel of Valtech (included in Exhibits 5.1 and 8.1).*
23.4	Consent of Davis Polk & Wardwell LLP, U.S. counsel to Valtech (included in Exhibit 8.2).*
24.1	Powers of attorney (included on signature page to the registration statement).*
99.1	Registrant’s application for waiver of requirements of Form 20-F, Item 8.A.4.**

* To be filed by amendment.
** Submitted as part of this registration statement on Form F-1 on February 14, 2018.
(b) Financial statement schedules
None.
Item 9. Undertakings
(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S.

Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c) The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of        on            , 2018.
Valtech SE
By:
Name: Sebastian Lombardo
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Sebastian Lombardo, Olivier Padiou, Tomas Nores, Laurent Pretet, Alexandra de la Martinière and Louis Agon and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on            , 2018 in the capacities indicated:
Name	Title
Sebastian Lombardo	Chief Executive Officer and Chairman of the Board (principal executive officer)
Laurent Pretet	Chief Financial Officer (principal financial officer and principal accounting officer)
Frédéric de Mevius	Director
Daniel Grossmann	Director
Laurent Schwarz	Director
Authorized representative in the United States

Exhibit index
The following documents are filed as part of this registration statement:
1.1	Form of underwriting agreement.*
3.1	Articles of Association.*
4.1	Form of certificate of ordinary shares of Valtech.*
4.2	Form of registration rights agreement.*
5.1	Opinion of Davis Polk & Wardwell London LLP, U.K. counsel to Valtech, as to the validity of the ordinary shares.*
8.1	Opinion of Davis Polk & Wardwell London LLP, U.K. counsel to Valtech, as to U.K. tax matters.*
8.2	Opinion of Davis Polk & Wardwell LLP, U.S. counsel to Valtech, as to U.S. tax matters.*
10.1	Form of indemnification agreement.*
10.2	Terms and conditions of the €42.5 million principal amount of 4.25% notes due July 2022, dated July 27, 2016.*
10.3	Terms and conditions of the €33 million principal amount of 4.50% notes due October 2024, dated October 17, 2017.*
21.1	List of subsidiaries.*
23.1	Consent of Deloitte & Associés.*
23.3	Consent of Davis Polk & Wardwell London LLP, U.K. counsel of Valtech (included in Exhibits 5.1 and 8.1).*
23.4	Consent of Davis Polk & Wardwell LLP, U.S. counsel to Valtech (included in Exhibit 8.2).*
24.1	Powers of attorney (included on signature page to the registration statement).*
99.1	Registrant’s application for waiver of requirements of Form 20-F, Item 8.A.4.**

* To be filed by amendment
** Submitted as part of this registration statement on Form F-1 on February 14, 2018.